

TEMPEST

THERAPEUTICS

2022 Annual Report

www.TempestTX.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
Commission File Number: 001-35890

Tempest Therapeutics, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**45-1472564**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2000 Sierra Point Parkway, Suite 400 Brisbane, California	**94005**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (415) 798-8589

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on which Registered
Common Stock, $0.001 par value	TPST	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicated by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates as of June 30, 2022 (the last business day of the registrant's most recently completed second fiscal quarter), based on a closing price of $2.15 per share of the registrant's common stock as reported on The Nasdaq Stock Market LLC on June 30, 2022, was approximately $22.2 million. For purposes of this computation, all officers, directors, and stockholders that the registrant has concluded are affiliates of the registrant are deemed to be affiliates. This calculation does not reflect a determination that certain holders are affiliates of the Registrant for any other purpose.

As of March 16, 2023, the registrant had 10,561,700 shares of common stock, $0.001 par value per share, outstanding.

<p style="text-align:center">DOCUMENTS INCORPORATED BY REFERENCE</p>

Portions of the registrant's definitive Proxy Statement for its 2023 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K (this "Annual Report"), contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), that involve substantial risks and uncertainties. The forward-looking statements are contained principally in Part I, Item 1. "Business," Part I, Item 1A. "Risk Factors," and Part II, Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," but are also contained elsewhere in this Annual Report. In some cases, you can identify forward-looking statements by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue" and "ongoing," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this Annual Report, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Forward-looking statements include statements about:

- our expected future growth and our ability to manage such growth;

- our ability to develop, obtain regulatory approval for and commercialize TPST-1495 and TPST-1120 and our future product candidates;

- our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

- the size and growth potential of the markets for our product candidates, and our ability to serve those markets;

- the development, regulatory approval, efficacy and commercialization of competing products;

- our ability to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates;

- our ability to retain regulatory approval for our product candidates or future product candidates in the United States and in any foreign countries in which we make seek to do business;

- our ability to retain and hire our board of directors, senior management, or operational personnel;

- our ability to develop and maintain our corporate infrastructure, including our ability to design and maintain an effective system of internal controls;

- our ability to remain in compliance with our obligations under our term loan with Oxford Finance LLC, or to obtain a waiver from Oxford for any failure to comply with the covenants contained in such term loan agreement;

- general economic, political, and market conditions and overall fluctuations in the financial markets in the United States and abroad, including as a result of bank failures, public health crises or geopolitical tensions;

- our expectation regarding the period during which we will qualify as a smaller reporting company under the federal securities laws; and

- our expectations regarding our ability to obtain, maintain and enforce intellectual property protection for our products and technology, as well as our ability to operate our business without infringing, misappropriating or otherwise violating the intellectual property rights of others.

You should refer to Item 1A. "Risk Factors" in this Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this Annual Report represent our views as of the date of this Annual Report. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Annual Report.

As used herein, the words "Tempest," "we," "us," "our," and "company" refer to Tempest Therapeutics, Inc. and its direct and indirect subsidiaries, as applicable. In addition, the word "Millendo" refers to the company prior to the completion of the merger with Millendo Therapeutics, Inc. on June 25, 2021 (the "merger").

PART I

ITEM 1. BUSINESS

Overview

We are a clinical-stage oncology company focused on leveraging our deep scientific understanding of cancer biology and medicinal chemistry to develop and advance novel, orally available therapies for the treatment of solid tumors. Our philosophy is to build a company based upon not only good ideas and creative science, but also upon the efficient translation of those ideas into therapies that will improve patients' lives. To this end, we are advancing TPST-1120 and TPST-1495, two product candidates in clinical trials that we believe are the first clinical-stage molecules designed to inhibit their respective targets; as well as two preclinical programs, including one that could be the first to target TREX-1, a key cellular enzyme that regulates the innate immune response in tumors.

TPST-1120 is a selective antagonist of peroxisome proliferator-activated receptor alpha, or PPARα. Clinical data from initial Phase 1 trials, both as a monotherapy and in combination with an anti-PD1 therapy, nivolumab, were reported at a podium presentation at the American Society of Clinical Oncology (ASCO) conference in June 2022. RECIST responses were observed at the two highest TPST-1120 doses in combination with standard dose nivolumab for an objective response rate ("ORR") of those cohorts of 30% (3 of 10 patients), including in patients who previously progressed on anti-PD-1 (-L1) therapy. TPST-1120 is also being studied in an ongoing global randomized Phase 1b/2 trial in combination with the standard-of-care first-line regimen of atezolizumab and bevacizumab in patients with advanced or metastatic hepatocellular carcinoma, or HCC. The study has fully enrolled (targeting 40 patients in each arm), and we expect the initial data in the first half of 2023. Our second clinical program, TPST-1495, a dual antagonist of the EP2 and EP4 receptors of prostaglandin E2, is in an ongoing Phase 1 monotherapy and combination trial in solid tumors. We expect data from the TPST-1495 Phase 1 trial to be presented at a cancer conference in 2023, if accepted to present. Additionally, we have what we believe to be exciting third and fourth preclinical programs targeting the three prime repair exonuclease ("TREX-1") and a novel oncology drug target in a newly defined pathway, respectively. Beyond these four ongoing programs, we plan to continue to leverage our drug development and company-building experience along with academic relationships to identify promising new targets that may feed new programs into our pipeline.

Our Pipeline

Our product development pipeline consists of the following orally available therapies, which if approved by the U.S. Food and Drug Administration (the "FDA"), we believe will be first in class:



DEVELOPMENT STAGE
POTENTIAL MILESTONES¹
Indication(s)
Research
IND-Enabling
Phase 1
Phase 2
2022
1H '23
2H '23
TPST-1120
PPARα Antagonist
Multiple Solid Tumors
Monotherapy dose & schedule finding
HCC/RCC/CCA
Combination αPD-1 dose & schedule finding
Oral ASCO Pres
HCC
Frontline triplet combination (randomized)²
ORR²
PFS²
TPST-1495
Dual EP2/4 Antagonist
Multiple Solid Tumors
Mono & combo dose & schedule finding
ASCO³
Endometrial
Combination αPD-1 expansion
FPI
TREX-1 Inhibitor
Solid Tumors
Lead optimization
Select DC
Novel Target
Cancer
Research
R&D Day⁴
"RCC" renal cancer; "HCC" hepatocellular carcinoma; "CCA" cholangiocarcinoma; "ORR" Objective Response Rate; "PFS" Progression Free Survival; "FPI" First Patient In

1. Timing is an estimate based on current projections and status of programs

2. Pursuant to a collaboration with Roche; we retain all product rights. Based on partner projections, ORR on triplet arm expected in the first half of 2023, with additional data later in 2023. Timing of data presentation to be determined with partner.

3. If accepted to present

4. Occurrence and timing of event dependent on program progress

Strategy

Our team has come together to build an integrated company that delivers meaningful therapies to cancer patients by leveraging our collective capabilities and experience. We expect to build value for our stockholders with the following over-arching strategy:

- Advance TPST-1120, including by facilitating our collaboration with Hoffman-La Roche Ltd., or Roche, which is evaluating TPST-1120 in a randomized, global, first-line HCC study that commenced enrollment in September 2021. Because TPST-1120 is being combined with a standard-of-care first-line treatment and being compared to that same standard-of-care, we believe positive study results may provide strategic opportunities for us in 2023. We expect to receive objective response rate, or ORR, results from this randomized study in the first half of 2023, and subject to receipt of additional capital, are evaluating further development in RCC and CCA based on the Phase 1 data presented at ASCO 2022.

- Advance TPST-1495 through clinical development to near-term meaningful data. We plan to present data from the TPST-1495 monotherapy and combination therapy arms of the Phase 1a/b study at the ASCO conference in 2023, if accepted to present, and continue enrollment of the ongoing combination arm in patients with advanced endometrial cancer, where prostaglandin signaling is implicated. We expect to have ORR data from the endometrial arm in 2024.

- Advance our preclinical programs into clinical studies, including our TREX-1 inhibitor. Members of our team developed the first-in-human STING (STimulator of INterferon Genes) agonists in a prior company and are widely acknowledged to be leaders in the field. We believe that a selective TREX-1 inhibitor given orally is an innovative approach to selectively engage the STING pathway broadly in the tumor microenvironment of metastatic disease. Our medicinal chemists have developed a series of potent compounds against human TREX-1, which we are optimizing towards selecting a development candidate for investigational new drug application ("IND")-enabling activities in 2023.

- Explore business development opportunities to maximize the potential of our pipeline and extend financial resources. We believe that our pipeline has broad potential reach and partnerships that bring in additional expertise and/or geographic presence could be important to increase the likelihood of success. We currently own all rights to our programs. We intend to become a fully integrated biopharmaceutical company and build a targeted sales force in the United States to support the commercialization of our drug candidates, if approved.

- Enhance our pipeline by identifying novel oncology targets and in-licensing opportunities. Although we believe we have a robust pipeline, we continue to evaluate and pursue novel targets, intellectual property and product candidates for acquisition and in-licensing to supplement our internal research efforts and further build our pipeline of targeted molecules for oncology. Through our team's focus and expertise in oncology and immunology, as well as established relationships with oncology and immunology thought leaders, we believe we are positioning the company as a partner of choice for innovative oncology drug candidate development. Continued advances in the biological understanding of diseases should provide opportunities to further expand our portfolio with preclinical and/or clinical product candidates.

Clinical Programs

TPST-1120: PPARα Transcription Factor Antagonist

TPST-1120, potentially a first-in-class oral small molecule antagonist of PPARα, has completed a Phase 1a/b trial, and is currently being studied in a randomized Phase 1b/2 trial. The Phase 1a/b trial was a multicenter, open-label, dose-escalation, that evaluated TPST-1120 as both a monotherapy and in combination with nivolumab in patients with advanced solid tumors. Results from both the monotherapy and combination arms were presented in an oral presentation at the ASCO conference in 2022. The ongoing Phase 1b/2 trial is a randomized, multicenter, global study in collaboration with Roche that is evaluating TPST-1120 in combination with atezolizumab (Tecentriq®) and bevacizumab (Avastin®) in previously untreated patients with advanced HCC, compared to atezolizumab and bevacizumab, which is a standard of care for that indication and patient population. We expect to have initial data from the trial in the first half of 2023.

Tumors evolve to modulate metabolism to promote their own survival, promote angiogenesis and to evade immune recognition. PPARα is a transcription factor that is activated through binding of long-chain fatty acid ligands, which in turn regulates the expression of >100 genes that control glucose and lipid homeostasis, inflammation, proliferation, differentiation and cell death. Included among these regulated genes are those that enable fatty acid oxidation, or FAO, and β-oxidation metabolic pathways in cellular peroxisomes and in mitochondria. An FAO metabolic profile is associated with tumor proliferation, induction of angiogenesis and immune suppression. Published studies and internal Tempest analyses of over 9,000 primary or metastatic tumor samples in the Human Cancer Genome, or TCGA, public database reveal a metabolic gene expression profile characterized by increased PPARα, FAO genes and lipogenesis associated with increased metastatic potential and reduced survival enrichment among multiple cancers, including HCC, cholangiocarcinoma (CCA), breast carcinoma, colorectal adenocarcinoma, renal cell cancer (RCC), lung adenocarcinoma and prostate adenocarcinoma. TPST-1120 is designed to block the pathways that support tumor cell proliferation, angiogenesis and immune suppression, resulting in reduced disease and patient benefit.



Summary of TPST-1120 Preclinical Results

We have conducted pre-clinical pharmacology studies along with pharmacokinetics, or PK, and toxicology studies with TPST-1120 to support its ongoing evaluation for the treatment of patients with advanced solid tumors. The combined results of the preclinical studies that we have performed indicate that TPST-1120's anti-tumor mechanism of action involves both directly inhibiting tumor proliferation and targeting suppressive immune response pathways to promote effective tumor-specific immunity. Our preclinical results support the large body of published literature that the PPARα target genes play an integral role in tumor growth, angiogenesis and evasion of immune recognition, and provide the scientific rationale for targeting this pathway with TPST-1120.

Immune checkpoint blockade enhances anti-tumor immunity by restoring the activity of cytotoxic T (Teff) cells. Emerging experimental results suggest that inhibiting FAO with a PPARα antagonist may target resistance mechanisms to both anti-PD-L1/PD-1 and anti-VEGF therapies, supporting the combination of TPST-1120 with either or both therapies. We have conducted preclinical studies showing that while both TPST-1120 or anti-PD-1 monotherapy inhibited outgrowth of established flank MC38 tumors, the combination of these two agents resulted in synergistic anti-tumor activity. In addition, MC38 tumor-bearing mice cured by the combination therapy, unlike age-matched naïve control mice, were completely refractory to tumor growth when rechallenged with autologous MC38 tumor cells, demonstrating that TPST-1120 in combination with anti-PD-1 induced lasting tumor-specific immune memory. In addition, activating mutations in the Wnt/B-catenin pathway represent the most frequently dysregulated pathway in HCC. Such mutations render a tumor cell dependent upon FAO for its energy source, and in preclinical studies, Tempest has shown reduction and long-term durable cures in mice bearing Wnt/B-catenin activated HCC tumors treated with TPST-1120 and an immune checkpoint inhibitor.

Efficacy in Syngeneic β-Catenin-driven Hepatocellular Carcinoma Model



Tumor resistance to anti-angiogenic drugs is also associated with elevated lipogenesis and FAO, primarily through the vascular regression and hypoxic environment that this class of therapies engenders. In response, tumor cells can switch to FAO as a mechanism of resistance against anti-angiogenic therapy. In a preclinical study, we confirmed that combination of TPST-1120 with tyrosine kinase inhibitor-, or TKI-, based anti-angiogenesis therapy confers potent anti-tumor activity. Taken together, the experimental results provide scientific rationale for the ongoing clinical evaluation of TPST-1120 therapy in first-line HCC in combination with atezolizumab and bevacizumab, as well as the potential evaluation of TPST-1120 in combination with a tyrosine kinase inhibitor, or TKI, in FAO-reliant malignancies such as HCC and RCC.

Overview of TPST-1120 Clinical Trials

We completed a Phase 1a/b TPST-1120 study and a randomized Phase 1b/2 clinical study is ongoing. The Phase 1a/b trial evaluated both monotherapy and combination therapy with the anti-PD-1 agent nivolumab in patients with advanced solid tumors that our PPARα- dependent transcriptome analysis of diverse human cancers revealed favor the usage of FAO. Results from both the monotherapy and the combination arms were presented in an oral presentation at the ASCO conference in 2022.

TPST-1120 demonstrated monotherapy clinical benefit in patients with late-line, treatment-refractory cancers where responses would not be expected, including pancreatic, CCA, and colorectal cancers ("CRC"). Results showed that 53% (10/19) of patients experienced clinical benefit in the form of disease control, including tumor shrinkage in 21% of the patients. Shown below, one subject with late line cholangiocarcinoma had a 15% tumor shrinkage and was on study for over nine months of treatment, while also demonstrating on-target inhibition of expression of PPARα target genes on pharmacodynamic, ("PD"), assessment.



Long-term stable disease in two advanced CCA patients*

%Change Target Tumors



Decreased PPARα target genes in Patient 11-004

Patient #5: 001-11-004 (400 mg/day)

- *CYP1A1 extrahepatic fatty acid metabolism*
- *CPT1B regulatory site for fatty acid oxidation on mitochondria*
- *APOC3 regulates triglyceride metabolism*
- *FABP4 (Fatty acid-binding protein 4)-fatty acid uptake*
- *HMGCS2 ketone body metabolism, responds during fasting*
- *FABP5 (Fatty acid-binding protein 5)-fatty acid uptake & transport*

In the combination therapy portion of the trial, 15 evaluable patients with heavily-pretreated RCC, HCC and CCA were treated with oral twice-daily TPST-1120 and the anti-PD-1 therapy, nivolumab. All the HCC and RCC patients had received an approved anti-PD-1 therapy in at least one prior line of therapy and discontinued that treatment due to disease progression. We observed objective responses (RECIST v1.1) in two patients with late-line RCC who had previously progressed on anti-PD-1 therapy without having achieved an objective response (ORR 50%, n=2/4, in evaluable RCC patients), and we observed mixed response in a third RCC IO-refractory patient with significant reduction (>30%) in the target lesion, but also the appearance of new disease that precluded a RECIST PR. A third RECIST response was observed in a patient with late-line, heavily pre-treated CCA, a tumor type generally not responsive to anti-PD-1 therapy alone.



Monotherapy (N=19): 53% DCR



Combination with Nivolumab (N=15): 20% ORR

Notably, one RCC patient who achieved a partial response after treatment with TPST-1120 and nivolumab had previously been treated with the combination of nivolumab and ipilimumab without experiencing an objective response and progressed on treatment, followed by further progression of cancer on both cabozantinib and everolimus. The initial RECIST PR was seen at the first on-study assessment at eight weeks and included a response in all target lesions as well as complete radiographic

resolution of multiple sites of metastatic disease (see CT scan below), and has been confirmed at subsequent assessments beyond 11 months.

Partial Response in Late-Line RCC Patient Treated with TPST-1120
and Nivolumab Combination Therapy




TPST-1120 is also under investigation in an ongoing randomized clinical trial in first-line HCC. We entered into a clinical collaboration with Roche to evaluate TPST-1120 in combination with atezolizumab and bevacizumab in patients with advanced/metastatic HCC who have not yet been treated with systemic therapy. Roche is operationalizing this trial to evaluate the triplet regimen of TPST-1120 + atezolizumab + bevacizumab randomized against the standard-of-care doublet of atezolizumab + bevacizumab, targeting 40 patients to participate in each of the two study arms. The primary objective of this trial is to evaluate the anti-tumor efficacy of the combination as determined by confirmed ORR by RECIST 1.1. Additional efficacy endpoints include progression free survival, or PFS, overall survival, or OS, and duration of response, or DOR, while a key exploratory objective is to identify biomarkers that are predictive of response to the experimental treatment, including an assessment activation of the ß-catenin pathway, which is predicted to be present in up to 50% of patients with HCC. The study has fully enrolled, and we anticipate receiving initial ORR results in the first half of 2023, and are considering the additional development of TPST-1120 in selected indications in combination with immunotherapy and/or anti-angiogenesis therapy.

We own worldwide rights to TPST-1120, and have filed and been issued patents, including composition of matter, pharmaceutical compositions, and related methods of use, that are expected to expire in December 2033, with giving effect to any patent term extensions.

TPST-1495: Dual EP2/EP4 Prostaglandin Receptor Antagonist

Our second clinical molecule is TPST-1495, a potentially first-in-class, oral, small molecule dual antagonist of the prostaglandin E2, or PGE2, receptors, EP2 and EP4. TPST-1495 is engineered to inhibit only these receptors while sparing the homologous - but differentially active - EP1 and EP3 receptors. There is extensive literature demonstrating that PGE2 both enhances tumor proliferation and inhibits anti-cancer immune function; it is known from the scientific literature that many tumors express elevated levels of the cyclooxygenase enzymes that produce PGE2. We have an ongoing Phase 1a/b dose and schedule optimization study evaluating TPST-1495 in both monotherapy and combination therapy with the anti-PD-1 agent pembrolizumab in patients with advanced solid tumors. In this study, we have observed dose-dependent TPST-1495 exposure, on-target pharmacodynamic changes, a manageable safety profile, and a reduction of tumor burden in some subjects. An ongoing study arm is testing the combination of TPST-1495 (including two doses, which should provide support under the FDA's Optimus program) and pembrolizumab in patients with advanced endometrial cancer based upon data supporting the role of prostaglandin signaling and

COX-2 over-expression in the disease. We plan to present data from the monotherapy and combination therapy dose and schedule optimization arms at a healthcare conference in 2023 and from the combination arm in patients with endometrial cancer in 2024.

Elevated expression of COX-2 and overproduction of PGE2 is correlated with progression of diverse malignancies by stimulating tumor cell proliferation, survival, evasion and metastasis as well as host angiogenesis. In addition, PGE2 suppresses anti-tumor immunity by inhibiting the function of critical anti-tumor immune effector cell populations such as dendritic cells, natural killer ("NK cells"), T cells, and M1 macrophages, while promoting the activity of suppressive immune cell populations including myeloid-derived suppressor cells ("MDSCs"), M2 macrophages, and regulatory T cells. Additionally, recent studies have shown that increased expression of COX-2 and production of PGE2 can play a role in the effectiveness of immune checkpoint inhibitor therapy and in the development of adaptive resistance to therapy. This body of literature provides the scientific rationale for developing therapeutics that maximally inhibit the prostaglandin pathway, as well as for combining TPST-1495 with immune checkpoint inhibitor monoclonal antibodies.

Overall, as a dual antagonist targeting EP2 and EP4 while preserving PGE2 signaling through EP1 and EP3 to maintain functional immunity, we believe that TPST-1495 offers the potential for unique therapeutic properties as compared to either broad inhibition of PGE2 signaling via COX inhibitors or EP4 only.

We conducted preclinical studies to evaluate the ability of TPST-1495 to reverse PGE2-mediated suppression of primary human monocyte to dendritic cell differentiation and activation in vitro, as well as the comparative capacity for TPST-1495 and the single EP4 antagonist E7046 (TPST-7317) to reverse prostaglandin-mediated immune suppression in conditions of both high and low PGE2 concentrations in human monocyte cultures in vitro in order to test the capacity of TPST-1495 to reverse immune suppression in a broad range of PGE2 levels that may encompass the range in the tumor microenvironment, or TME. The data from the results suggest that at appropriate dose levels, TPST-1495 may completely block signaling through both EP2 and EP4 pathways in the TME and that this dual blockade is more effective than EP4 blockade alone to reverse PGE2-mediated immune suppression.

We also conducted preclinical studies using several tumor mouse models to evaluate the anti-tumor activity of TPST-1495 and to compare our potency to a single EP4 antagonist, E7046, developed by Eisai Co. Ltd. ("Esai"). We believe that these results demonstrate that TPST-1495 has increased therapeutic activity in tumor-bearing mouse models and has significantly improved anti-tumor activity compared to single EP4 antagonists. As shown in the Figure below, TPST-1495 demonstrated significant efficacy as a monotherapy when given to Balb/c mice bearing established flank CT26 colon tumors. Administration of TPST-1495 at 100 mg/kg twice a day, or BID, significantly increased the total T cell number and percentage of CD4+ and CD8+ T cells within the tumor compared to vehicle control, and consistent with increased T cells in the TME, the absolute number and frequency of AH1 tetramer+ T cells was also significantly elevated in the tumor draining lymph node.

TPST-1495 Anti-Tumor Response in Mice Correlates with Increased CD8+ T cells and Reduced regs in the TME


Tumor Volume +/- SD
Vehicle (.5% MC)
TPST-1495 (100mg/kg)
Tumor volume (mm³)
Days After Inoculation
TPST-1495 Induced TIL Profile
Total T cells in Tumor
CD8+ T Cells in Tumor
CD4+ T cells in Tumor
Tetramer+ T Cell in Tumor
Lymph Nodes
LN %AH1 Tet+ T cells
LN AH1+ T cell count
Tumor Treg
Tumor %Treg+
Tumor # Treg
CD4 Eff: Treg Ratio

Overview of Ongoing TPST-1495 Clinical Trials

TPST-1495 is being evaluated in an ongoing first-in-human, Phase 1, multicenter, open-label, schedule and dose optimization trial in subjects with late-stage solid tumor cancers that are deemed incurable. Study objectives include evaluation of safety, tolerability, PK, pharmacodynamics, or PD, and preliminary anti-tumor activity of TPST-1495 as monotherapy and in combination with the checkpoint inhibitor, pembrolizumab. TPST-1495 has been evaluated on a once daily (“QD”) or twice daily (“BID”) schedule and with continuous or intermittent administration as monotherapy and in combination with pembrolizumab. Subjects with all histologic types of solid tumors have been eligible, with an ongoing combination arm enrolling patients with endometrial cancer.

Preliminary PK analysis shows a nearly linear, dose-proportional, relationship of steady state drug exposure to administered dose of TPST-1495, representing data from subjects receiving TPST-1495 on once-daily and twice-daily as well as continuous and intermittent dosing schedules.

Our preliminary PD assessment in subjects treated with TPST-1495 includes both a PGE2 whole blood immune suppression assay conducted with patient blood and measurements of a stable metabolite of PGE2, known as PGEM, in the urine. Shown in the Figure below, the PD results indicate target engagement in subjects dosed with 100 mg, 25 mg or 15 mg of TPST-1495, as indicated by the reversal of PGE2 immune suppression in the whole blood assay, as indicated by the increase of TNFα production due to TPST-1495 exposure in whole blood monocytes upon lipopolysaccharide ("LPS") stimulation and suppression of exogenously added PGE2. We have also observed increased levels of PGEM in the urine, resulting from TPST-1495 antagonism of EP2 and EP4 receptors (inferred through measurement of the PGEM metabolite).

We have also evaluated the TME of some patients by immunohistochemistry, or IHC, for infiltration of T cells into the tumor. These studies were conducted with tumor biopsies taken pre- and on-treatment with TPST-1495 revealed in some cases the infiltration of cytotoxic T cells.

Recovery of TNF-a Production in Whole Blood on the First Day Following Dosing of TPST-1495



Percent increase of TNF-α measured in subjects' whole blood as indicated by ELISA following stimulation with LPS alone with and without exogenously added PGE2 sampled at the times indicated in the legend post dosing. The values expressed reflect the percent recovery of TNF-α production observed in the presence of PGE2 and TPST-1495 in subject plasma as compared to the level TNF-α production in subject plasma stimulated with LPS alone (without PGE2).

If accepted, we will present the TPST-1495 initial monotherapy and combination therapy results at the ASCO conference in 2023, followed by data from the ongoing arms in patients with endometrial cancer in 2024.

We own worldwide rights to TPST-1495, and have filed and been issued patents, including composition of matter and pharmaceutical compositions, that are expected to expire between April 2038 and October 2042, without giving effect to any patent term extensions.

Preclinical Programs

TREX-1 Inhibitor Program

We believe that the exonuclease TREX-1 may be the optimal approach to drug the STING pathway with an orally available small molecule inhibitor. Extensive genetic evidence from human disease that has been confirmed in numerous mouse knock-out investigations point to the STING pathway as a critical innate immune sensor for the development of anti-tumor immunity. Although the STING pathway has significant scientific validation, clinical trials utilizing synthetic cyclic dinucleotide STING agonists have been somewhat disappointing. The underlying scientific hypothesis for these clinical trials was that localized T cell priming in the lymph nodes draining from the injected tumor would have activity against non-injected distal tumors, referred to as the "abscopal effect." Because metastatic tumors have unique antigenic repertoires, we believe an effective therapeutic would need to catalyze innate activation in the TME of multiple metastases in order to prime T cells that can recognize and eradicate distinct tumors. However, we believe it would be difficult to achieve a therapeutic index with systemically delivered STING-agonists due to the ubiquitous expression of the target as a central innate immune receptor.

TREX-1 is a cytosolic exonuclease that inhibits activation of the cGAS/ STING pathway by degrading double-stranded ("ds") DNA in the cytoplasm. TREX-1 expression is increased across diverse malignancies for multiple reasons, including defects in DNA repair mechanism and particular therapeutic interventions such as DNA-modifying chemotherapeutic agents or radiation. The increased expression of TREX-1 in tumors serves as foundational scientific evidence that tumors can hijack this pathway to prevent activation of the STING pathway and avoid immune recognition. In contrast to administering a direct STING agonist systemically, we believe that systemic oral dosing with a potent and specific TREX-1 inhibitor will activate the STING pathway selectively in the "TME" and prime cytolytic CD8+ T cells broadly in tumor draining lymph nodes, thereby serving distinct metastatic lesions having unique antigenic repertoires.

TREX-1 DNA Exonuclease Modulates cGAS/STING Pathway and Innate Immunity



Chemoradiotherapy/
MMR
ds-DNA
TREX-1
cGas
2', 3' cGAMP
STING
TBK1
Cytosol
Nucleus
IRF-3
IFN-β

We have developed small molecule inhibitors of TREX1 with drug-like physicochemical properties and picomolar potency against both human and mouse TREX1. As shown below, we have observed anti-tumor activity in mice treated with TREX1 small molecule inhibitors in combination with low-dose doxorubicin to induce dsDNA breaks and increase TME TREX1 expression.

TREX-1 Inhibitor Anti-Tumor Activity with Tool Compound





Implant CT26 tumor cells
Treat with doxorubicin IT
Last day TREXi administration
D0
D7
D14
D21
Measure tumor outgrowth and survival
Initiate treatment at time of implantation with 1A (100mpk, IP QD)
Flank Tumor Volume
Veh
Dox Only
1A Only
1A + Dox
Tumor Volume (mm³)
Days post implantation
Day 25
Survival
CPD TX
Probability of Survival
Days

We believe we have significantly advanced the program and potentially the field by generating the first human and mouse TREX1 co-crystal structures that will guide our SAR activities to develop new chemical matter with increasingly desirable properties. In addition, we have developed a battery of biochemical, biophysical, and cell-based assays that we believe will enable us to profile new TREX1 inhibitors. We plan to continue development towards selecting a development candidate by the end of 2023.

Undisclosed Target Program

In September 2021, we announced that we entered into an exclusive license agreement with the University of California at Berkeley for intellectual property covering a novel drug target that is a component of, to our knowledge, a newly defined pathway that controls the production of a cytokine that tumors can evolve to block to avoid immune recognition and promote metastasis. Interestingly, the target is a suppressor protein, so is predictably not inactivated by progressing tumors and therefore should remain a target for drug inactivation.

License Agreements

In February 2021, we entered into a collaboration agreement with Roche to accelerate the development of TPST-1120 into a global, first-line, randomized study. Under the terms of the agreement, the companies are evaluating TPST-1120 in a Phase 1b/2 clinical study in combination with the standard-of-care first-line regimen of atezolizumab and bevacizumab in patients with advanced or metastatic HCC, not previously treated with systemic therapy. Pursuant to the terms of the agreement, Roche is managing the study operations for the trial, and we will retain global development and commercialization rights to TPST-1120. According to the agreement, Roche will provide us with notice of the amount of TPST-1120 required for a study and the delivery timeline, and we will supply the TPST-1120 to Roche for the study. All rights to invention and discoveries relating solely to TPST-1120 or biomarkers solely related to TPST-1120 made during any study will be our exclusive property. All data generated in the performance of any study under the collaboration agreement will be the property of Roche, but we are entitled to use the data for any lawful purpose.

The agreement applies on a study-by-study basis until the last treatment of the last patient in a study receiving TPST-1120 in accordance with the protocol for such study or until the termination of this collaboration agreement by either party. Each party has the right to terminate the collaboration agreement upon 60 days prior written notice to the other party. Upon any termination of the agreement, neither we nor Roche will be entitled to any compensation, damages or other payment. If any individual study supplement is terminated, Roche must return all unused TPST-1120 to us free of charge or destroy such product at our request.

Sales and Marketing

We intend to retain significant development and commercial rights to our product candidates and, if marketing approval is obtained, to commercialize our product candidates on our own, or potentially with a partner, in the United States and other regions. We currently have no sales, marketing or commercial product distribution capabilities. We intend to build the necessary infrastructure and capabilities over time for the United States, and potentially other regions, following further advancement of our product candidates. Clinical data, the size of the addressable patient population, the size of the commercial infrastructure and manufacturing needs may all influence or alter its commercialization plans. If we build a commercial infrastructure to support marketing in North America, such commercial infrastructure could be expected to include a targeted sales force supported by sales management, internal sales support, an internal marketing group and distribution support. To develop the appropriate commercial infrastructure internally, we would have to invest financial and management resources, some of which would have to be deployed prior to any confirmation that one of our product candidates will be approved.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We rely and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing, as well as for commercial

manufacture if any of our product candidates obtain marketing approval. We also rely, and expect to continue to rely, on third parties to package, label, store and distribute our investigational product candidates, as well as for our commercial products if marketing approval is obtained. We have internal personnel and utilize consultants with extensive technical, manufacturing, analytical and quality experience to oversee contract manufacturing and testing activities. We will continue to expand and strengthen our network of third-party providers but may also consider investing in internal manufacturing capabilities in the future if there is a technical need, or a strategic or financial benefit.

Manufacturing is subject to extensive regulations that impose procedural and documentation requirements. At a minimum these regulations govern record keeping, manufacturing processes and controls, personnel, quality control and quality assurance. Our systems, procedures and contractors are required to be in compliance with these regulations and are assessed through regular monitoring and formal audits.

Competition

The biopharmaceutical and immuno-oncology industries are characterized by intense competition and rapid innovation. Any product candidates that we successfully develop and commercialize will have to compete with existing and future new therapies. While we believe that our technology, development experience and scientific knowledge provide us with competitive advantages, we face potential competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing and commercialization.

If our TPST-1120, TPST-1495, or our other product candidates are approved for the treatment of tumors, they may compete with other products used to treat such diseases. There are a variety of treatments used for cancerous tumors that include chemotherapy drugs, small molecules, monoclonal antibodies, antibody-drug conjugates, bi-specific antibodies, cell therapies, oncolytic viruses and vaccines, as well as other approaches. In addition, there are several competitors in clinical development for the treatment of HCC, RCC, cholangiocarcinoma, CRC and other indications that we may be targeting with TPST-1120 and TPST-1495, including companies such as Agios, Ikena, Ono, Adlai Nortye, Merck, Roche, Exelixis, and AstraZeneca.

TPST-1120, our small molecule designed to be a selective antagonist of PPARα, is the first PPARα antagonist in the clinic. We are not aware of other companies developing such an antagonist. For TPST-1495, our small molecule designed to be a dual antagonist of the EP2 and EP4 receptor, we are aware of other clinical-stage EP-4-only antagonists being developed by Adlai Nortye, Ikena, and Ono.

Many of our competitors, either alone or with strategic partners, have substantially greater financial, technical and human resources than we do. Accordingly, our competitors may be more successful than us in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining approval for treatments and achieving widespread market acceptance, rendering our treatments obsolete or non-competitive. Merger and acquisition activity in the biotechnology and biopharmaceutical industries may result in even more resources being concentrated among a smaller number of our competitors. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials and acquiring technologies complementary to, or necessary for, our programs. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Our commercial opportunity could be substantially limited if our competitors develop and commercialize products that are more effective, safer, less toxic, more convenient or less expensive than our comparable products. In geographies that are critical to our commercial success, competitors may also obtain regulatory approvals before us, resulting in our competitors building a strong market position in advance of the entry of our products. The key competitive factors affecting the success of all of our programs are likely to be their efficacy, safety, convenience and availability of reimbursement. In addition, our ability to compete may be affected in many cases by insurers or other third-party payors seeking to encourage the use of generic drugs.

Intellectual Property

We strive to protect and enhance the proprietary technology, inventions and improvements that are commercially important to our business, including obtaining, maintaining, and defending our patent rights. Our policy is to seek to protect our proprietary position by, among other methods, filing patent applications and obtaining issued patents in the United States and in markets outside of the United States directed to our proprietary technology, inventions, improvements, and product candidates that are important to the development and implementation of our business. We also rely on trade secrets and know-how relating to our proprietary technology and product candidates and continuing innovation to develop, strengthen and maintain our proprietary position in the field of oncology. We also plan to rely on data exclusivity, market exclusivity and patent term extensions when available. Our commercial success will depend in part on our ability to obtain and maintain patent and other proprietary protection for our technology, inventions, improvements, and product candidates; to preserve the confidentiality of our trade secrets; to defend and enforce our proprietary rights, including any patents that we may own or license in the future; and to operate without infringing on the valid and enforceable patents and other proprietary rights of third parties.

As of December 31, 2022, our patent portfolio consisted of issued patents and pending patent applications that we own or in-licensed related to TPST-1120, TPST-1495 and various other compounds and programs, such as TREX1 and our fourth, undisclosed program. In total, as of the same date, we owned five issued United States patents, thirteen pending United States patent applications, and in various markets outside of the United States, including Europe, China and Japan: 42 issued patents and 23 pending patent applications.

With respect to TPST-1120, we own issued patents and pending patent applications in the United States, Europe, China, Japan, and other markets outside of the United States. The issued United States patents covering TPST-1120 as composition of matter, pharmaceutical compositions, and related methods of use are expected to expire in December 2033, absent any patent term extensions for regulatory delay. Any additional patents that may issue from these pending patent applications are expected to expire between December 2033 and November 2044, absent any patent term adjustments or patent term extensions for regulatory delay.

With respect to TPST-1495, we own issued patents and pending patent applications in the United States, Europe, China, Japan, and other markets outside of the United States. The issued United State patents covering TPST-1495 as composition of matter, pharmaceutical composition, and related methods of use are expected to expire between April 2038 and April 2039, absent any patent term extensions for regulatory delay. Any additional patents that may issue from these pending patent applications are expected to expire between April 2038 and November 2044, absent any patent term adjustments or patent term extensions for regulatory delay.

With respect to TREX-1, we own pending patent applications in the United States and Taiwan. Any patents that may issue from these pending patent applications are expected to expire between June 2041 and June 2044, absent any patent term adjustments or patent term extensions for regulatory delay.

As of December 31, 2022, our patent portfolio also included a pending patent application in the United States that is exclusively licensed to us by the University of California at Berkeley. The licensed patent application does not cover any of our current product candidates.

We also possess substantial know-how and trade secrets relating to the development and commercialization of our product candidates, including related manufacturing processes and technology.

With respect to our product candidates and processes that we intend to develop and commercialize in the normal course of business, we intend to pursue patent protection covering, when possible, compositions, methods of use, dosing, and formulations. We may also pursue patent protection with respect to manufacturing and drug development processes and technologies.

Issued patents can provide protection for varying periods of time, depending upon the date of filing of the patent application, the date of patent issuance and the legal term of patents in the countries in which they are obtained. In general, patents issued for patent applications filed in the United States can provide exclusionary rights for 20 years from the earliest effective filing date. The term of United States patents may be extended by delays encountered during prosecution that are caused by the USPTO, also known as patent term adjustment. In addition, in certain instances, the term of an issued United States patent that covers or claims an FDA approved product can be extended to recapture a portion of the term effectively lost as a result of the FDA regulatory review period, which is called patent term extension. The restoration period cannot be longer than five years and the total patent term, including the restoration period, must not exceed 14 years following FDA approval. The term of patents outside of the United States varies in accordance with the laws of the foreign jurisdiction, but typically is also 20 years from the earliest effective filing date. However, the actual protection afforded by a patent varies on a product-by-product basis, from country-to-country and depends upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions, the availability of legal remedies in a particular country and the validity and enforceability of the patent.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. No consistent policy regarding the scope of claims allowable in patents in the field of oncology has emerged in the United States. The relevant patent laws and their interpretation outside of the United States are also uncertain. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our technology or product candidates and could affect the value of such intellectual property. In particular, our ability to stop third parties from making, using, selling, offering to sell, or importing products that infringe our intellectual property will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions, and improvements. We cannot guarantee that patents will be granted with respect to any of its pending patent applications or with respect to any patent applications we may file in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting its products, the methods of use or manufacture of those products.

Moreover, even its issued patents may not guarantee us the right to practice our technology in relation to the commercialization of its products. Patent and other intellectual property rights in the pharmaceutical and biotechnology space are evolving and involve many risks and uncertainties. For example, third parties may have blocking patents that could be used to prevent us from commercializing our product candidates and practicing our proprietary technology, and our issued patents may be challenged, invalidated, or circumvented, which could limit our ability to stop competitors from marketing related products or could limit the term of patent protection that otherwise may exist for its product candidates. In addition, the scope of the rights granted under any issued patents may not provide us with protection or competitive advantages against competitors with similar technology. Furthermore, our competitors may independently develop similar technologies that are outside the scope of the rights granted under any issued patents. For these reasons, we may face competition with respect to our product candidates. Moreover, because of the extensive time required for development, testing, and regulatory review of a potential product, it is possible that, before any particular product candidate can be commercialized, any patent protection for such product may expire or remain in force for only a short period following commercialization, thereby reducing the commercial advantage the patent provides.

Government Regulation

Government authorities in the United States at the federal, state and local level and in other countries and jurisdictions extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of pharmaceutical products, such as our investigational medicines and any future investigational medicines. Generally, before a new pharmaceutical product can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific for each regulatory authority, submitted for review and approved by the regulatory authority.

FDA Approval Process

In the United States, pharmaceutical products are subject to extensive regulation by the FDA, the Federal Food, Drug, and Cosmetic Act, and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as clinical hold, FDA refusal to approve pending a New Drug Applications ("NDA") warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties and criminal prosecution.

Our investigational medicines and any future investigational medicines must be approved by the FDA pursuant to an NDA before they may be legally marketed in the United States. The process generally involves the following:

- Completion of extensive preclinical laboratory and animal studies in accordance with applicable regulations, including studies conducted in accordance with Good Laboratory Practice ("GLP") requirements;

- Submission to the FDA of an IND, which must become effective before human clinical trials may begin;

- Approval by an Institutional Review Board ("IRB") or independent ethics committee at each clinical trial site before each clinical trial may be commenced;

- Performance of adequate and well-controlled human clinical trials in accordance with applicable IND regulations, Good Clinical Practice ("GCP") requirements and other clinical trial-related regulations to establish the safety and efficacy of the investigational product for each proposed indication;

- Submission to the FDA of an NDA;

- Payment of any user fees for FDA review of an NDA;

- A determination by the FDA within 60 days of its receipt of an NDA to accept the filing for review;

- Satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the drug, or components thereof, will be produced to assess compliance with Good Manufacturing Practices ("cGMP") requirements to assure that the facilities, methods and controls are adequate to preserve the drug's identity, strength, quality and purity;

- Satisfactory completion of any potential FDA audits of the clinical trial sites that generated the data in support of the NDA to assure compliance with GCPs and integrity of the clinical data;

- FDA review and approval of an NDA, including consideration of the views of any FDA advisory committee; and

- Compliance with any post-approval requirements, including risk evaluation and mitigation strategy ("REMS"), where applicable, and post-approval studies required by the FDA as a condition of approval.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, or at all.

Preclinical Studies

Before testing any drug product candidates in humans, the product candidate must undergo rigorous preclinical testing. Preclinical tests include laboratory evaluation of product chemistry, formulation and toxicity, as well as in vitro and animal studies to assess the potential for adverse events and in some cases to establish a rationale for therapeutic use. The conduct of the preclinical tests

must comply with federal regulations and requirements, including GLP. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, to the FDA as part of an IND. An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before human clinical trials may begin. Some long-term preclinical testing may continue after an IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. As a result, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical Trials

Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator, generally a physician not employed by or under the trial sponsor's control. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators and monitors; as well as (iii) under protocols detailing, among other things, the objectives of the trial, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated in the trial. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of an IND.

Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

There also are requirements governing the reporting of ongoing clinical trials and completed clinical trial results to public registries. Information about certain clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website. Information related to the product, patient population, phase of investigation, clinical trial sites and investigators and other aspects of the clinical trial is then made public as part of the registration. Disclosure of the results of these clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA. The FDA will accept a well-designed and well-conducted foreign clinical trial not conducted under an IND if the clinical trial was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary.

Clinical trials are generally conducted in three sequential phases, known as Phase 1, Phase 2 and Phase 3:

- Phase 1 clinical trials generally involve a small number of healthy volunteers or disease-affected patients who are initially exposed to a single dose and then multiple doses of the product candidate. The primary purpose of these clinical trials is to assess the metabolism, pharmacokinetics, pharmacologic action, side effect tolerability, safety of the product candidate, and, if possible, early evidence of effectiveness.

- Phase 2 clinical trials generally involve studies in disease-affected patients to evaluate proof of concept and/or determine the dosing regimen(s) for subsequent investigations. At the same time, safety and further pharmacokinetic and

pharmacodynamic information is collected, possible adverse effects and safety risks are identified, and a preliminary evaluation of efficacy is conducted.

- Phase 3 clinical trials generally involve a large number of patients at multiple sites and are designed to provide the data necessary to demonstrate the effectiveness of the product for its intended use, its safety in use and to establish the overall benefit/risk relationship of the product and provide an adequate basis for product labeling. In most cases, the FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug.

These Phases may overlap or be combined. For example, a Phase 1/2 clinical trial may contain both a dose-escalation stage and a dose expansion stage, the latter of which may confirm tolerability at the recommended dose for expansion in future clinical trials (as in traditional Phase 1 clinical trials) and provide insight into the anti-tumor effects of the investigational therapy in selected subpopulation(s).

Typically, during the development of oncology therapies, all subjects enrolled in Phase 1 clinical trials are disease-affected patients and, as a result, considerably more information on clinical activity may be collected during such trials than during Phase 1 clinical trials for non-oncology therapies. A single Phase 3 or Phase 2 trial with other confirmatory evidence may be sufficient in rare instances to provide substantial evidence of effectiveness (generally subject to the requirement of additional post-approval studies). The manufacturer of an investigational drug in a phase 2 or 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access.

Phase 1, Phase 2, Phase 3 and other types of clinical trials may not be completed successfully within any specified period, if at all. The FDA, the IRB, or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including non-compliance with regulatory requirements or a finding that the patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's requirements or if the drug has been associated with unexpected serious harm to patients. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.

Concurrent with clinical trials, companies usually complete additional animal studies and must develop additional information about the chemistry and physical characteristics of the drug as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product and, among other things, companies must develop methods for testing the identity, strength, quality, potency and purity of the final product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the investigational medicines do not undergo unacceptable deterioration over their shelf life.

FDA Review Process

After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of an NDA is required before marketing of the product may begin in the U.S. An NDA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture and controls. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational product to the satisfaction of the FDA. FDA approval of an NDA must be obtained before a drug may be marketed in the United States. The cost of preparing and submitting an NDA is substantial. Under the Prescription Drug User Fee Act ("PDUFA"), each NDA must be accompanied by a substantial user fee. The FDA adjusts the PDUFA user fees on an annual basis. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs for products designated as orphan drugs, unless the product also includes a non-orphan indication. The applicant under an approved NDA is also subject to an annual program fee.

The FDA reviews each submitted NDA before it determines whether to file it and may request additional information. The FDA must make a decision on whether to file an NDA within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is filed, the FDA begins an in-depth review of an NDA. The FDA has agreed to certain performance goals in the review of an NDA. Most applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. Priority review can be applied to drugs that the FDA determines may offer significant improvement in safety or effectiveness compared to marketed products or where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission. The FDA does not always meet its goal dates for standard and priority timeframes for an NDA, and the review process can be extended by FDA requests for additional information or clarification.

The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an outside advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved and under what conditions, if any. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving an NDA, the FDA will conduct a pre-approval inspection of the manufacturing facilities for the new product to determine whether they comply with cGMP requirements. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA also typically inspects clinical trial sites to ensure compliance with GCP requirements and the integrity of the data supporting safety and efficacy.

After the FDA evaluates an NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter ("CRL"), generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application, such as additional clinical data, additional pivotal clinical trial(s), and/or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a CRL is issued, the applicant may resubmit an NDA addressing all of the deficiencies identified in the letter, withdraw the application, engage in formal dispute resolution or request an opportunity for a hearing. The FDA has committed to reviewing resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that an NDA does not satisfy the criteria for approval.

As a potential condition of an NDA approval, the FDA may require a REMS to help ensure that the benefits of the drug outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals and elements to assure a product's safe use ("ETASU"). An ETASU can include, but is not limited to, special training or certification for prescribing or dispensing the product, dispensing the product only under certain circumstances, special monitoring and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product's safety or efficacy.

Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of an NDA supplement or, in some case, a new NDA, before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Orphan Drug Designation

Under the Orphan Drug Act, the FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States but for which there is no reasonable expectation that the cost of developing and making the product for this type of disease or condition will be recovered from sales of the product in the United States.

Orphan drug designation must be requested before submitting an NDA. After the FDA grants orphan drug designation, the identity of the drug and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product that has orphan designation subsequently receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to a seven-year exclusive marketing period in the U.S. for that product, for that indication. During the seven-year exclusivity period, the FDA may not approve any other applications to market the same drug for the same disease, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity by means of greater effectiveness, greater safety, or providing a major contribution to patient care, or in instances of drug supply issues. Orphan drug exclusivity does not prevent the FDA from approving a different drug for the same disease or condition, or the same drug for a different disease or condition. Other benefits of orphan drug designation include tax credits for certain research and an exemption from the NDA user fee.

Expedited Development and Review Programs

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition.

Fast Track Designation

Fast track designation may be granted for products that are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of an investigational drug product may request that the FDA designate the drug candidate for a specific indication as a fast track drug concurrent with, or after, the submission of the IND for the drug candidate. The FDA must determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor's request. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product's NDA before the application is complete. This rolling review is available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. At the time of an NDA filing, the FDA will determine whether to grant priority review designation. Additionally, fast track designation may be withdrawn if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Breakthrough Therapy Designation

Breakthrough therapy designation may be granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new drug candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the submission of an IND for the drug candidate. The FDA must determine if the drug product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor's request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team and taking other steps to design the clinical studies in an efficient manner.

Priority Review

Priority review may be granted for products that are intended to treat a serious or life-threatening condition and, if approved, would provide a significant improvement in safety and effectiveness compared to available therapies. The FDA will attempt to direct additional resources to the evaluation of an application designated for priority review in an effort to facilitate the review.

Accelerated Approval

Accelerated approval may be granted for products that are intended to treat a serious or life-threatening condition and that generally provide a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. In clinical trials, a surrogate endpoint is a measurement of laboratory or clinical signs of a disease or condition that substitutes for a direct measurement of how a patient feels, functions or survives. The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit. The accelerated approval pathway is contingent on a sponsor's agreement to conduct additional post-approval confirmatory studies to verify and describe the product's clinical benefit. These confirmatory trials must be completed with due diligence and, in some cases, the FDA may require that the trial be designed, initiated and/or fully enrolled prior to approval. Failure to conduct required post-approval studies, or to confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or the time period for FDA review or approval may not be shortened. Furthermore, fast track designation, breakthrough therapy designation, priority review and accelerated approval do not change the standards for approval, but may expedite the development or approval process.

Pediatric Information

Under the Pediatric Research Equity Act ("PREA"), an NDA or supplements to an NDA must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data. Unless otherwise required by regulation, PREA does not apply to any drug for an indication for which orphan designation has been granted, with certain exceptions.

The Best Pharmaceuticals for Children Act ("BPCA"), provides NDA holders a six-month extension of any exclusivity—patent or nonpatent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA's determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Post-Approval Requirements

Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in a manner consistent with the approved labeling.

Adverse event reporting and submission of periodic reports are required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as phase 4 testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality

control, drug manufacture, packaging and labeling procedures must continue to conform to cGMP after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the Agency inspects manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality-control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, imposition of post-market studies or clinical studies to assess new safety risks or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

- Restrictions on the marketing or manufacturing of the product, suspension of the approval, complete withdrawal of the product from the market or a product recall;

- Fines, warning or other enforcement-related letters or holds on post-approval clinical studies;

- Refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product license approvals;

- Product seizure or detention, or refusal to permit the import or export of products; or

- Injunctions or the imposition of civil or criminal penalties.

The Hatch-Waxman Act Orange Book Listing

Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch Waxman Amendments, NDA applicants are required to identify to the FDA each patent whose claims cover the applicant's drug or approved method of using the drug. Upon approval of a drug, the applicant must update its listing of patents to the NDA in timely fashion and each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.

Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application ("ANDA"). An ANDA provides for marketing of a drug product that has the same active ingredient(s), strength, route of administration, and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. An approved ANDA product is considered to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved under the ANDA pathway are commonly referred to as "generic equivalents" to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state's laws on drug substitution.

The ANDA applicant is required to certify to the FDA concerning any patents identified for the reference listed drug in the Orange Book. Specifically, the applicant must certify to each patent in one of the following ways: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product's listed patents, or that such patents are invalid, is called a Paragraph IV certification. For patents listed that claim an approved method of use, under certain circumstances the ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or

carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents through a Paragraph IV certification, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA-holder and patentee(s) once the ANDA has been accepted for filing by the FDA (referred to as the "notice letter"). The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice letter. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months from the date the notice letter is received, expiration of the patent, the date of a settlement order or consent decree signed and entered by the court stating that the patent that is the subject of the certification is invalid or not infringed, or a decision in the patent case that is favorable to the ANDA applicant.

The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. In some instances, an ANDA applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA prescribing information.

Exclusivity

Upon an NDA approval of a new chemical entity ("NCE"), which is a drug that contains no active moiety that has been approved by the FDA in any other NDA, that drug receives five years of marketing exclusivity during which the FDA cannot receive any ANDA seeking approval of a generic version of that drug unless the application contains a Paragraph IV certification, in which case the application may be submitted one year prior to expiration of the NCE exclusivity. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA for a generic version of the drug may be filed before the expiration of the exclusivity period.

Certain changes to an approved drug, such as the approval of a new indication, the approval of a new strength, and the approval of a new condition of use, are associated with a three-year period of exclusivity from the date of approval during which the FDA cannot approve an ANDA for a generic drug that includes the change. In some instances, an ANDA applicant may receive approval prior to expiration of the three-year exclusivity if the applicant seeks, and the FDA permits, the omission of such exclusivity-protected information from the ANDA package insert.

Patent Term Extension

The Hatch Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date. After an NDA approval, owners of relevant drug patents may apply for the extension. The allowable patent term extension is calculated as half of the drug's testing phase (the time between an IND application and an NDA submission) and all of the review phase (the time between an NDA submission and approval) up to a maximum of five years. The time can be reduced for any time the FDA determines that the applicant did not pursue approval with due diligence.

The United States Patent and Trademark Office ("USPTO"), in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, the USPTO may not grant an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.

The total patent term after the extension may not exceed 14 years, and only one patent can be extended. The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Coverage, Pricing, and Reimbursement

In the United States and in foreign markets, sales of pharmaceutical products depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, private managed care providers, health insurers and other organizations. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States, and commercial payors are critical to new product acceptance.

There is significant uncertainty related to third-party payor coverage and reimbursement of newly approved products. In the United States, for example, principal decisions about reimbursement for new products are typically made by the Centers for Medicare & Medicaid Services, or CMS, an agency within the U.S. Department of Health and Human Services ("HHS"). CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Therefore, coverage and reimbursement for products can differ significantly from payor to payor. Decisions regarding the extent of coverage and amount of reimbursement to be provided for each of our product candidates will be made on a plan-by-plan basis. One payor's determination to provide coverage for a product does not assure that other payors will also provide coverage, and adequate reimbursement, for the product. Additionally, the coverage determination process is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our product candidates to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained.

Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical product candidates. There may be especially significant delays in obtaining coverage and reimbursement for newly approved drugs. Third-party payors may limit coverage to specific product candidates on an approved list, known as a formulary, which might not include all FDA-approved drugs for a particular indication.

Outside the United States, the commercialization of therapeutics is generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost containment initiatives in Europe, Canada and other countries has, and will continue to, put pressure on the pricing and usage of therapeutics such as our product candidates.

Other Healthcare Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain general business and marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes, false claims statutes and other healthcare laws and regulations.

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce, or in return for, purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers, among others, on the other. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exceptions and safe harbors are

drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. In addition, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to commit a violation.

Federal civil and criminal false claims laws, including the federal civil False Claims Act, prohibit any person or entity from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicare and Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Additionally, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Most states also have statutes or regulations similar to the federal Anti-Kickback Statute and civil False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Other federal statutes pertaining to healthcare fraud and abuse include the civil monetary penalties statute, which prohibits, among other things, the offer or payment of remuneration to a Medicaid or Medicare beneficiary that the offerer or payor knows or should know is likely to influence the beneficiary to order a receive a reimbursable item or service from a particular supplier, and the additional federal criminal statutes created by the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which prohibits, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or obtain by means of false or fraudulent pretenses, representations or promises any money or property owned by or under the control of any healthcare benefit program in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to commit a violation.

Further, pursuant to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation (the "Affordable Care Act" or the "ACA"), CMS has issued a final rule that requires manufacturers of prescription drugs to collect and report information on certain payments or transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), other healthcare professionals (such as physicians assistants and nurse practitioners), and teaching hospitals, as well as investment interests held by physicians and their immediate family members. The reports must be submitted on an annual basis. The reported data is made available in searchable form on a public website on an annual basis. Failure to submit required information may result in civil monetary penalties.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, imposes obligations, including mandatory contractual terms, on covered entities, business associates and their covered subcontractors with respect to safeguarding the privacy, security and transmission of individually identifiable health information.

In addition, several states now require prescription drug companies to report certain expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual healthcare practitioners in these states. Other states prohibit various marketing-related activities, such as the provision of certain kinds of gifts or meals. Still other states require the posting of information relating to clinical studies and their outcomes. Some states require the reporting of certain drug pricing information, including information pertaining to and justifying price increases. In addition, states such as California, Connecticut, Nevada and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Certain states and local jurisdictions also require the registration of pharmaceutical sales and medical representatives. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

Efforts to ensure that business arrangements with third parties comply with applicable healthcare laws and regulations involve substantial costs. If a drug company's operations are found to be in violation of any such requirements, it may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of its operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other federal or state government healthcare programs, including Medicare and Medicaid, integrity oversight and reporting obligations, imprisonment, and reputational harm. Although effective compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, these risks cannot be entirely eliminated. Any action for an alleged or suspected violation can cause a drug company to incur significant legal expenses and divert management's attention from the operation of the business, even if such action is successfully defended.

U.S. Healthcare Reform

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of health care and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (i) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow-on biologic products, (ii) proscribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs and therapeutic biologics that are inhaled, infused, instilled, implanted or injected, (iii) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (iv) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drugs and therapeutic biologics, apportioned among these entities according to their market share in certain government healthcare programs, (v) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% (now 70%) point of-sale discounts off negotiated prices of applicable brand drugs and therapeutic biologics to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs and therapeutic biologics to be covered under Medicare Part D, (vi) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers' Medicaid rebate liability, (vii) expanded the entities eligible for discounts under the Public Health program, (viii) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research, and (ix) established a Center for Medicare Innovation at CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending.

There have been judicial, executive brand, and Congressional challenges to certain aspects of the ACA, to repeal or replace certain aspects, of the ACA. By way of example, the Tax Cuts and Jobs Act of 2017 (the "Tax Act"), was enacted and included, among other things, a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." There have been subsequent challenges to the constitutionality of the ACA following the repeal of the individual mandate. On June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the individual mandate was repealed by Congress. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022, or IRA, into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The IRA also eliminates the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and creating a new manufacturer discount program. However, it is possible that the ACA will be subject to judicial or Congressional challenges in the future. It is unclear how such challenges will impact the ACA. Tempest

cannot predict the ultimate content, timing or effect of any healthcare reform legislation or the impact of potential legislation on its business.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. On August 2, 2011, the Budget Control Act of 2011, was enacted which, among other things, included aggregate reductions of Medicare payments to providers of 2% per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute will remain in effect through 2031, unless additional Congressional action is taken. Under current legislation, the actual reduction in Medicare payments will vary from 1% in 2022 to up to 4% in the final fiscal year of this sequester.

Moreover, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If federal spending is further reduced, anticipated budgetary shortfalls may also impact the ability of relevant agencies, such as the FDA or the National Institutes of Health to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities, which may delay Tempest's ability to develop, market and sell any products Tempest may develop.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA"), changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. While the MMA only applies to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. At the federal level, in July 2021, the Biden administration released an executive order, "Promoting Competition in the American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (i) directs HHS to negotiate the price of certain high-expenditure, single-source drugs and biologics covered under Medicare, and subject drug manufacturers to civil monetary penalties and a potential excise tax by offering a price that is not equal to or less than the negotiated "maximum fair price" for such drugs and biologics under the law, and (ii) imposes rebates with respect to certain drugs and biologics covered under Medicare Part B or Medicare Part D to penalize price increases that outpace inflation. The IRA permits HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy initiatives will be implemented in the future. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA authorization under an FDA expanded access program; however, manufacturers are not obligated to provide investigational new drug products under the current federal right to try law.

Employees and Human Capital Resources

As of December 31, 2022, we had 19 employees, including 12 holding Ph.D., M.D., JD, LL.M., and/or MBA degrees, our employees have established internal expertise in chemistry, biochemistry, molecular biology, immunology, pharmacology, toxicology, pre-clinical development, regulatory and quality, translational medicine, and early-to-late-stage clinical development, as well as finance, business development and strategic transactions. None of our employees are represented by a labor union or covered by collective bargaining agreements. We will continue to add experienced and talented scientists in areas, such as medicinal chemistry, that we believe are critical for the discovery of highly differentiated small-molecule compounds.

Compensation and Benefits

We consider a number of measures and objectives in managing our human capital assets, including, among others, employee engagement, development and training, talent acquisition and retention, employee safety and wellness, diversity and inclusion, and compensation and pay equity. We provide our employees with salaries and bonuses intended to be competitive for our industry, opportunities for equity ownership, development programs that enable continued learning and growth and a benefits package to promote well-being across all aspects of their lives, including health care, retirement planning and paid time off. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of equity-based compensation awards and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Diversity, Equity and Inclusion (DEI)

We believe that a diverse workforce is important to our success and we are fundamentally committed to creating and maintaining a work environment in which employees are treated fairly, with dignity, decency, respect and in accordance with all applicable laws. We understand that varied perspectives lead to the best ideas and outcomes. We believe that by creating a workplace where every individual can feel welcome and valued, we will be better able to achieve our corporate objectives. All employees must adhere to a code of business conduct and ethics and our employee handbook, which combined, define standards for appropriate behavior. Our recruitment, hiring, development, training, compensation, and advancement is based on qualifications, performance, skills, and experience without regard to gender, gender identity, sexual orientation, race, or ethnicity. People of color and those who are part of underrepresented groups in the biotech industry are encouraged to apply for open positions.

Available Information

Our internet website address is www.Tempesttx.com. In addition to the information about us and our subsidiaries contained in this Annual Report, information about us can be found on our website. Our website and information included in or linked to our website are not part of this Annual Report.

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available free of charge through our website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission ("SEC"). Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is www.sec.gov.

ITEM 1A. RISK FACTORS

Our business involves significant risks, some of which are described below. You should carefully consider the risks described below, together with all of the other information contained in this Annual Report on Form 10-K, including the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the related notes. Any of these events could cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. The occurrence of any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made or may make from time to time.

Summary of Selected Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties, any one of which could materially adversely affect our business, financial condition, operating results, and prospects. You should read this summary together with the more detailed description of each risk factor contained below.

- We have a history of operating losses, and we may not achieve or sustain profitability. We anticipate that we will continue to incur losses for the foreseeable future. If we fail to obtain additional funding to conduct our planned research and development efforts, we could be forced to delay, reduce or eliminate our product development programs or commercial development efforts.

- We expect that we will need to raise additional funding to finance our operations. This additional financing may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

- Our ability to raise capital may be limited by applicable laws and regulations.

- Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish proprietary rights.

- The terms of the Loan Agreement with Oxford Finance provide Oxford with a lien against all of our assets, including our intellectual property, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

- We expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

- If we are unable to develop, obtain regulatory approval for and commercialize TPST-1495 and TPST-1120 and its future product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

- Success in preclinical studies and earlier clinical trials for our product candidates may not be indicative of the results that may be obtained in later clinical trials, which may delay or prevent obtaining regulatory approval.

- We may not be successful in our efforts to expand our pipeline of product candidates and develop marketable products.

- The commercial success of our product candidates, including TPST-1495 and TPST-1120, will depend upon their degree of market acceptance by providers, patients, patient advocacy groups, third-party payors and the general medical community.

- We may rely on third parties to manufacture our clinical product supplies, and we may have to rely on third parties to produce and process our product candidates, if approved.

- We face significant competition in an environment of rapid technological change, and it is possible that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may harm our business, financial condition and ability to successfully market or commercialize TPST-1495, TPST-1120, and our other product candidates.

- If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenues.

- We may not be successful in finding strategic collaborators for continuing development of certain of our future product candidates or successfully commercializing or competing in the market for certain indications.

- The U.S. Food and Drug Administration ("FDA") regulatory approval process is lengthy and time-consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

- Our success depends in part on our ability to obtain, maintain and protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

- Our owned and in-licensed patents and patent applications may not provide sufficient protection of our product candidates or result in any competitive advantage.

- The trading price of the shares of our common stock has been and is likely to continue to be volatile, and purchasers of our common stock could incur substantial losses.

- Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

- Our common stock is thinly traded and our stockholders may be unable to sell their shares quickly or at market price.

- Our executive officers, directors and principal stockholders have the ability to control or significantly influence all matters submitted to our stockholders for approval.

- If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

Risks Related to Our Financial Position and Capital Needs

We have a history of operating losses, and we may not achieve or sustain profitability. We anticipate that we will continue to incur losses for the foreseeable future. If we fail to obtain additional funding to conduct our planned research and development efforts, we could be forced to delay, reduce or eliminate our product development programs or commercial development efforts.

We are a clinical-stage biotechnology company with a limited operating history. Biotechnology product development is a highly speculative undertaking and involves a substantial degree of risk. Our operations to date have been limited primarily to organizing and staffing, business planning, raising capital, acquiring and developing product and technology rights, manufacturing, and conducting research and development activities for our product candidates. We have never generated any revenue from product sales and we have not obtained regulatory approvals for any of our product candidates. We incurred net losses of $35.7 million and $28.3 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $135.8 million. Substantially all of our operating losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations. We expect to continue to incur significant expenses and operating losses over the next several years and for the foreseeable future as we continue to conduct research and development, clinical testing, regulatory compliance activities, manufacturing activities, and, if

any of our product candidates is approved, sales and marketing activities. Our prior losses, combined with our expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital.

We expect that we will need to raise additional funding to finance our operations. This additional financing may not be available on acceptable terms or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.

Our operations have consumed significant amounts of cash since inception. We expect our expenses to increase in connection with our ongoing and planned activities, particularly as we continue to develop and potentially commercialize our product candidates, in addition to costs associated with the acquisition or in-licensing of any additional product candidates we may pursue. Our expenses could increase beyond expectations if the FDA or comparable foreign regulatory authorities require us to perform clinical and other studies in addition to those that we currently anticipate. In addition, if we obtain marketing approval for our product candidates, we expect to incur significant expenses related to sales, marketing, manufacturing and distribution.

As of December 31, 2022, we had cash, cash equivalents and marketable securities of $31.2 million. We believe that our cash, cash equivalents and marketable securities as of December 31, 2022 will fund our current operating plans through at least the next 12 months from the date the financial statements were issued. We have based this assessment on assumptions that may prove to be wrong, and it is possible that we will not achieve the progress that we expect with these funds because the actual costs and timing of clinical development and regulatory and commercial activities are difficult to predict and are subject to substantial risks and delays, and that we will use our capital resources sooner than we currently expect. This estimate does not reflect any additional expenditures that may result from any further strategic transactions to expand and diversify our product pipeline, including acquisitions of assets, businesses, rights to products, product candidates or technologies or strategic alliances or collaborations that we may pursue. It also does not reflect the possibility that we may not be able to access a portion of our existing cash, cash equivalents and investments due to unforeseen market conditions. For example, on March 10, 2023, the Federal Deposit Insurance Corporation took control and was appointed receiver of Silicon Valley Bank. Similarly, on March 12, 2023, Signature Bank and Silvergate Capital Corp. were each swept into receivership. If other banks and financial institutions enter receivership or become insolvent in the future in response to financial conditions affecting the banking system and financial markets, our ability to access our existing cash, cash equivalents and investments may be threatened and could have a material adverse effect on our business and financial condition.

In any event, we will require substantial additional capital to develop our product candidates. Such additional capital might not be available when we need it and our actual cash requirements might be greater than anticipated. If we require additional capital at a time when investment in our industry or in the marketplace in general is limited, we might not be able to raise funding on favorable terms, if at all. If we are not able to obtain financing when needed or on terms favorable to us, we may need to delay, reduce or eliminate certain research and development programs or other operations, sell some or all of our assets or merge with another entity. Any additional capital raising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our product candidates.

Our ability to raise capital may be limited by applicable laws and regulations.

Using a shelf registration statement on Form S-3 to raise additional capital generally takes less time and is less expensive than other means, such as conducting an offering under a Form S-1 registration statement. However, our ability to raise capital using a shelf registration statement may be limited by, among other things, SEC rules and regulations. Under SEC rules and regulations, if our public float (the market value of our common stock held by non-affiliates) is less than $75.0 million, then the aggregate market value of securities sold by us or on our behalf under our Form S-3 in any 12-month period is limited to an aggregate of one-third of our public float. As our public float is currently less than $75.0 million, we are currently subject to this limitation. If our ability to utilize a Form S-3 registration statement for a primary offering of our securities is limited to one-third of our public float, we may conduct such an offering pursuant to an exemption from registration under the Securities Act or under a Form S-1 registration statement, and we would expect either of those alternatives to increase the cost of raising additional capital relative to utilizing a Form S-3 registration statement.

Raising additional capital may cause dilution to our stockholders, restrict our operations or require us to relinquish proprietary rights.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through public or private equity or debt financings, third-party funding, marketing and distribution arrangements, as well as other collaborations, strategic alliances and licensing arrangements, or any combination of these approaches. We do not have any committed external source of funds. In July 2021, we entered into Sales Agreement, or the ATM Agreement, with Jefferies LLC, for an at-the-market offering program that allows us to sell up to an aggregate of $100 million of our common stock. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a stockholder. In addition, we may issue equity or debt securities as consideration for obtaining rights to additional compounds.

Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could negatively impact our ability to conduct our business. For example, our obligations under the loan and security agreement, or Loan Agreement, with Oxford Finance LLC, or Oxford Finance, are secured by a security interest in all of our assets, including our intellectual property. In addition, the Loan Agreement contains customary covenants that, subject to specific exceptions, restrict our ability to, among other things, declare dividends or redeem or repurchase equity interests, incur additional liens, make loans and investments, incur additional indebtedness, engage in mergers, acquisitions and asset sales, transact with affiliates, undergo a change in control, add or change business locations, or engage in businesses that are not related to its existing business.

In addition, if we raise additional capital through future collaborations, strategic alliances or third-party licensing arrangements, we may have to relinquish future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us.

If we are unable to raise additional capital when needed, we may be required to delay, limit, reduce or terminate our drug development or future commercialization efforts, or grant rights to develop and market product candidates that we would otherwise develop and market ourselves.

The terms of the Loan Agreement with Oxford Finance provide Oxford with a lien against all of our assets, including our intellectual property, and contains financial covenants and other restrictions on our actions that may limit our operational flexibility or otherwise adversely affect our results of operations.

In January 2021, we entered into a Loan Agreement with Oxford Finance that provided us with up to $35.0 million of borrowing capacity across three potential tranches, which was subsequently amended in December 2022. The initial tranche of $15.0 million was funded at the closing of the Loan Agreement. As of December 31, 2022, a total of $10.0 million in borrowing capacity remained available at the option of Oxford Finance. Our overall leverage and certain obligations and affirmative and negative covenants contained in the related documentation could adversely affect our financial health and business and future operations by limiting our ability to, among other things, satisfy our obligations under the Loan Agreement, refinance our debt on terms acceptable to us or at all, plan for and adjust to changing business, industry and market conditions, use our available cash flow to fund future acquisitions and make dividend payments, and obtain additional financing for working capital, to fund growth or for general corporate purposes, even when necessary to maintain adequate liquidity.

If we default under the Loan Agreement, Oxford Finance may accelerate all of our repayment obligations and exercise all of their rights and remedies under the Loan Agreement and applicable law, potentially requiring us to renegotiate our agreement on terms less favorable to us. In addition, since the borrowings under the Loan Agreement are secured by a lien on our assets,

including our intellectual property, Oxford Finance would be able to foreclose on our assets if we do not cure any default or pay any amounts due and payable under the Loan Agreement. Further, if we are liquidated, the lenders' right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. Oxford Finance could declare a default upon the occurrence of an event of default, including events that they interpret as a material adverse change as defined in the Loan Agreement, payment defaults or breaches of certain affirmative and negative covenants, thereby requiring us to repay the loan immediately. Any declaration by Oxford Finance of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. Additionally, if we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

Our operations to date have been limited to organizing and staffing, business planning, raising capital, acquiring our technology, identifying potential product candidates, undertaking research and preclinical studies of our product candidates, manufacturing, and establishing licensing arrangements. We have not yet demonstrated the ability to complete clinical trials of our product candidates, obtain marketing approvals, manufacture a commercial scale product or conduct sales and marketing activities necessary for successful commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a licensing and research focus to a company that is also capable of supporting clinical development and commercial activities. We may not be successful in such a transition.

Our ability to utilize our net operating loss carryforwards and tax credit carryforwards may be subject to limitations.

Our ability to use our federal and state net operating losses ("NOLs") to offset potential future taxable income and related income taxes that would otherwise be due is dependent upon our generation of future taxable income, and we cannot predict with certainty when, or whether, we will generate sufficient taxable income to use all of our NOLs.

Under Section 382 and Section 383 of the Code and corresponding provisions of state law, if a corporation undergoes an "ownership change," its ability to use its pre-change NOL carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income or taxes may be limited. A Section 382 "ownership change" is generally defined as a greater than 50 percentage point change (by value) in its equity ownership by certain stockholders over a three-year period. We may have experienced ownership changes in the past, including as a result of the merger, and may experience ownership changes in the future due to subsequent shifts in our stock ownership (some of which are outside of our control). Furthermore, the merger constituted an ownership change (within the meaning of Section 382 of the Code) of Millendo which may have eliminated or otherwise substantially limited our ability to use Millendo's federal and state NOLs to offset our future taxable income. Consequently, even if we achieve profitability, we may not be able to utilize a material portion of Private Tempest's, Millendo's or our combined NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations. Similar provisions of state tax law may also apply to limit our ability to use of accumulated state tax attributes. There is also a risk that due to regulatory changes, such as suspensions on the use of NOLs, or other unforeseen reasons, our existing NOLs could expire or otherwise be unavailable to offset future income tax liabilities.

Risks Related to Our Business and Strategy

We expect to expand our development and regulatory capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of product candidate development, growing our capability to conduct clinical trials, and, if approved, through commercialization of our product candidates. To manage our anticipated future growth, we must continue to implement and

improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel, or contract with third parties to provide these capabilities. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

We must attract and retain highly skilled employees to succeed.

To succeed, we must recruit, retain, manage and motivate qualified clinical, scientific, technical and management personnel, and we face significant competition for experienced personnel. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan, harm our results of operations and increase our capabilities to successfully commercialize our product candidates. In particular, we believe that our future success is highly dependent upon the contributions of our senior management, particularly our Chief Executive Officer, Stephen Brady, our President, Thomas Dubensky and our Chief Medical Officer, Sam Whiting. The loss of services of Messrs. Brady, Dubensky or Whiting, or any of our other senior management, could delay or prevent the successful development of our product pipeline, completion of our planned clinical trials or the commercialization of our product candidates, if approved. The competition for qualified personnel in the biotechnology field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Many of the other biotechnology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover and develop product candidates and our business will be limited.

Future acquisitions or strategic alliances could disrupt our business and harm our financial condition and results of operations.

We may acquire additional businesses or drugs form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new drugs resulting from a strategic alliance or acquisition that delay or prevent us from realizing their expected benefits or enhancing our business. We cannot assure you that, following any such acquisition, we will achieve the expected synergies to justify the transaction. The risks we face in connection with acquisitions, include:

- diversion of management time and focus from operating our business to addressing acquisition integration challenges;

- coordination of research and development efforts;

- retention of key employees from the acquired company;

- changes in relationships with strategic partners as a result of product acquisitions or strategic positioning resulting from the acquisition;

- cultural challenges associated with integrating employees from the acquired company into our organization;

- the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures and policies;

- liability for activities of the acquired company before the acquisition, including intellectual property infringement claims, violation of laws, commercial disputes, tax liabilities and other known liabilities;

- unanticipated write-offs or charges; and

- litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former stockholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions or strategic alliances could cause us to fail to realize the anticipated benefits of these transactions, cause us to incur unanticipated liabilities and harm the business generally. There is also a risk that future acquisitions will result in the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses, any of which could harm our financial condition or results of operations.

Risks Related to Our Product Development and Regulatory Approval

If we are unable to develop, obtain regulatory approval for and commercialize TPST-1495 and TPST-1120 and our future product candidates, or if we experience significant delays in doing so, our business will be materially harmed.

We plan to invest a substantial amount of our efforts and financial resources in our current lead product candidates, TPST-1495, a dual EP2/EP4 prostaglandin ("PGE2") receptor antagonist, and TPST-1120, a peroxisome proliferator-activated receptor alpha ("PPARα") antagonist for the treatment of various cancers. We have initiated Phase 1 clinical trials of TPST-1495 and TPST-1120 for the treatment of advanced solid tumors. In addition, we plan to advance our program targeting the three prime repair exonuclease ("TREX-1") and select a development candidate for this program during 2023. Our ability to generate product revenue will depend heavily on the successful development and eventual commercialization of TPST-1495 and TPST-1120 and our other product candidates, which may never occur. We currently generate no revenue from sales of any product and we may never be able to develop or commercialize a marketable product.

Each of our programs and product candidates will require further clinical and/or preclinical development, regulatory approval in multiple jurisdictions, obtaining preclinical, clinical and commercial manufacturing supply, capacity and expertise, building of a commercial organization, substantial investment and significant marketing efforts before we generate any revenue from product sales. TPST-1495 and TPST-1120 and our other product candidates must be authorized for marketing by the FDA, the Health Products and Food Branch of Health Canada ("HPFB"), the European Medicines Agency ("EMA"), and certain other foreign regulatory agencies before we may commercialize any of our product candidates in the United States, Canada, European Union, or other jurisdictions.

The success of TPST-1495 and TPST-1120 and our other product candidates depends on multiple factors, including:

- successful completion of preclinical studies, including those compliant with Good Laboratory Practice ("GLP"), or GLP toxicology studies, biodistribution studies and minimum effective dose studies in animals, and successful enrollment and completion of clinical trials compliant with current Good Clinical Practices ("GCPs");

- effective Investigational New Drug applications or other regulatory applications, that allow commencement of our planned clinical trials or future clinical trials for our product candidates in relevant territories;

- establishing and maintaining relationships with contract research organizations ("CROs") and clinical sites for the clinical development of our product candidates, both in the United States and internationally;

- maintenance of arrangements with third-party contract manufacturing organizations ("CMOs") for key materials used in our manufacturing processes and to establish backup sources for clinical and large-scale commercial supply;

- positive results from our clinical programs that are supportive of safety and efficacy and provide an acceptable risk-benefit profile for our product candidates in the intended patient populations;

- receipt of regulatory approvals from applicable regulatory authorities, including those necessary for pricing and reimbursement of our product candidates;

- establishment and maintenance of patent and trade secret protection and regulatory exclusivity for our product candidates;

- commercial launch of our product candidates, if and when approved, whether alone or in collaboration with others;

- acceptance of our product candidates, if and when approved, by patients, patient advocacy groups, third-party payors and the general medical community;

- our ability to effectively compete with developers of other therapies available in the market;

- establishment and maintenance of adequate reimbursement from third-party payors for our product candidates;

- our ability to acquire or in-license additional product candidates;

- prosecution, maintenance, enforcement and defense of intellectual property rights and claims;

- maintenance of a continued acceptable safety profile of our product candidates following approval, including meeting any post-marketing commitments or requirements imposed by or agreed to with applicable regulatory authorities;

- political factors surrounding the approval process, such as government shutdowns; or

- business interruptions resulting from geopolitical actions, including war and terrorism such as the Russia-Ukraine war, natural disasters including earthquakes, typhoons, floods and fires, and public health crises.

If we do not succeed in one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we do not receive regulatory approvals for our product candidates, we may not be able to continue our operations.

Success in preclinical studies and earlier clinical trials for our product candidates may not be indicative of the results that may be obtained in later clinical trials, which may delay or prevent obtaining regulatory approval.

Clinical development is expensive and can take many years to complete, and our outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. Success in preclinical studies and early clinical trials may not be predictive of results in later-stage clinical trials, and successful results from early or small clinical trials may not be replicated or show as favorable an outcome in later-stage or larger clinical trials, even if successful. We will be required to demonstrate through adequate and well-controlled clinical trials that our product candidates are safe and effective for their intended uses before we can seek regulatory approvals for their commercial sale. The conduct of Phase 3 trials and the submission of a New Drug Application ("NDA") is a complicated process. We have not previously completed any clinical trials, have limited experience in preparing, submitting and supporting regulatory filings, and have not previously submitted an NDA. Consequently, we may be unable to successfully and efficiently execute and complete necessary clinical trials and other requirements in a way that leads to NDA submission and approval of any product candidate we are developing.

Although TPST-1495 and TPST-1120 are being evaluated in clinical trials, our other product candidates, such as TREX-1, have not been evaluated in human clinical trials, and we may experience unexpected or negative results in the future if and when TREX-1 or our other product candidates are evaluated in clinical trials. Any positive results we observe for TREX-1 in preclinical animal models may not be predictive of our future clinical trials in humans, as animal models carry inherent limitations relevant to all preclinical studies. Our product candidates, including TREX-1, may also fail to show the desired safety and efficacy in later stages of clinical development even if they successfully advance through initial clinical trials. Even if our clinical trials

demonstrate acceptable safety and efficacy of TPST-1495, TPST-1120 or TREX-1 or any other product candidates and such product candidates receive regulatory approval, the labeling we obtain through negotiations with the FDA or foreign regulatory authorities may not include data on secondary endpoints and may not provide us with a competitive advantage over other products approved for the same or similar indications.

Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development, and there is a high failure rate for product candidates proceeding through clinical trials. In addition, different methodologies, assumptions and applications we utilize to assess particular safety or efficacy parameters may yield different statistical results. Even if we believe the data collected from clinical trials of our product candidates are promising, these data may not be sufficient to support approval by the FDA or foreign regulatory authorities. Preclinical and clinical data can be interpreted in different ways. Accordingly, the FDA or foreign regulatory authorities could interpret these data in different ways from us or our partners, which could delay, limit or prevent regulatory approval. If our study data does not consistently or sufficiently demonstrate the safety or efficacy of any of our product candidates, including TPST-1495 and TPST-1120, to the satisfaction of the FDA or foreign regulatory authorities, then the regulatory approvals for such product candidates could be significantly delayed as we work to meet approval requirements, or, if we are not able to meet these requirements, such approvals could be withheld or withdrawn.

If we encounter difficulties enrolling patients in our clinical trials, our clinical development activities could be delayed or otherwise adversely affected.

We may experience difficulties in patient enrollment in our clinical trials for a variety of reasons. The timely completion of clinical trials in accordance with our protocols depends, among other things, on our ability to enroll a sufficient number of patients who remain in the study until our conclusion. The enrollment of patients depends on many factors, including:

- the patient eligibility criteria defined in the protocol;

- the size of the patient population required for analysis of the trial's primary endpoints;

- the proximity of patients to study sites;

- the design of the trial;

- our ability to recruit clinical trial investigators with the appropriate competencies and experience;

- our ability to obtain and maintain patient consents; and

- the risk that patients enrolled in our clinical trials will drop out of the trials before the infusion of our product candidates or trial completion.

Delays or failures in planned patient enrollment or retention may result in increased costs, program delays or both, which could have a harmful effect on our ability to develop our product candidates or could render further development impossible. For example, the impact of public health crises or geopolitical tensions, such as the Russia-Ukraine war, may delay or prevent patients from enrolling or from receiving treatment in accordance with the protocol and the required timelines, which could delay our clinical trials, or prevent us from completing our clinical trials at all.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to us because some patients who might have opted to enroll in our trials may instead opt to enroll in a trial being conducted by one of our competitors. Since the number of qualified clinical investigators is limited, some of our clinical trial sites are also being used by some of our competitors, which may reduce the number of patients who are available for our clinical trials in that clinical trial site.

Moreover, because our product candidates represent unproven methods for cancer treatment, potential patients and their doctors may be inclined to use existing therapies rather than enroll patients in our clinical trials.

Interim and preliminary data from our clinical trials that we may announce or publish from time to time may change as more patient data becomes available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim or preliminary data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available.

Preliminary or interim data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data is available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when, or if, we will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than we seek.

Prior to commercialization, TPST-1495, TPST-1120 and our other product candidates must be approved by the FDA pursuant to an NDA in the United States and pursuant to similar marketing applications by the HPFB, EMA and similar regulatory authorities outside the United States. The process of obtaining marketing approvals, both in the United States and abroad, is expensive and takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. We have not received approval to market TPST-1495, TPST-1120 or any of our other product candidates from regulatory authorities in any jurisdiction. We have no experience in submitting and supporting the applications necessary to gain marketing approvals, and, in the event regulatory authorities indicate that we may submit such applications, we may be unable to do so as quickly and efficiently as desired. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining marketing approval or prevent or limit commercial use. Regulatory authorities have substantial discretion in the approval process and may refuse to accept or file any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate.

Approval of TPST-1495 and TPST-1120 and our other product candidates may be delayed or refused for many reasons, including:

- the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of our clinical trials;

- we may be unable to demonstrate, to the satisfaction of the FDA or comparable foreign regulatory authorities, that our product candidates are safe and effective for any of their proposed indications;

- the populations studied in clinical trials may not be sufficiently broad or representative to assure efficacy and safety in the populations for which we seek approval;

- the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;

- we may be unable to demonstrate that our product candidates' clinical and other benefits outweigh their safety risks;

- the data collected from clinical trials of our product candidates may not be sufficient to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere;

- the facilities of third-party manufacturers with which we contract or procure certain service or raw materials, may not be adequate to support approval of our product candidates; and

- the approval policies or regulations of the FDA or comparable foreign regulatory authorities may significantly change in a manner rendering our clinical data insufficient for approval.

Even if our product candidates meet their pre-specified safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner and may not consider such clinical trial results sufficient to grant, or we may not be able to obtain, regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.

Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings, contraindications or Risk Evaluation and Mitigation Strategies ("REMS"). These regulatory authorities may also grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product candidates. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates and adversely affect our business, financial condition, results of operations and prospects.

TPST-1495, TPST-1120 and our other product candidates may cause undesirable and/or unforeseen side effects or be perceived by the public as unsafe, which could delay or prevent their advancement into clinical trials or regulatory approval, limit the commercial potential or result in significant negative consequences.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our product candidates' use. Results of our clinical trials could reveal a high and unacceptable severity and prevalence of side effects or unexpected characteristics. As we continue developing our product candidates and initiate clinical trials of our additional product candidates, serious adverse events ("SAEs"), undesirable side effects, relapse of disease or unexpected characteristics may emerge causing us to abandon these product candidates or limit their development to more narrow uses or subpopulations in which the SAEs or undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective or in which efficacy is more pronounced or durable.

If any such adverse events occur, our clinical trials could be suspended or terminated and the FDA, the HPFB, the European Commission, the EMA or other regulatory authorities could order us to cease further development of, or deny approval of, our product candidates for any or all targeted indications. Even if we can demonstrate that all future serious adverse events are not product-related, such occurrences could affect patient recruitment or the ability of enrolled patients to complete the trial. Moreover, if we elect, or are required, to not initiate, delay, suspend or terminate any future clinical trial of any of our product candidates, the commercial prospects of such product candidates may be harmed and our ability to generate product revenues from any of these product candidates may be delayed or eliminated. Any of these occurrences may harm our ability to develop other product candidates, and may adversely affect our business, financial condition, results of operations and prospects significantly, including our ability to successfully sign collaboration or license agreements with external partners. Other treatments for cancers that utilize prostaglandin E2 antagonist or a PPARα antagonist or similar mechanism of action could also generate data that could adversely affect the clinical, regulatory or commercial perception of TPST-1495 and TPST-1120 and our other product candidates.

Additionally, if any of our product candidates receives marketing approval, the FDA could require us to adopt a REMS to ensure that the benefits of the product outweigh our risks, which may include, for example, a Medication Guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners, or other elements to assure safe use of the product.

Furthermore, if we or others later identify undesirable side effects caused by our product candidates, several potentially significant negative consequences could result, including:

- regulatory authorities may suspend or withdraw approvals of such product candidate;

- regulatory authorities may require additional warnings in the product labeling;

- we may be required to change the way a product candidate is administered or conduct additional clinical trials;

- we could be sued and held liable for harm caused to patients; and

- our reputation may suffer.

Any of these occurrences may harm our business, financial condition, results of operations and prospects significantly.

We may not be successful in our efforts to expand our pipeline of product candidates and develop marketable products.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. Our business depends on our successful development and commercialization of the limited number of internal product candidates we are researching or have in preclinical development. Even if we are successful in continuing to build our pipeline, development of the potential product candidates that we identify will require substantial investment in additional clinical development, management of clinical, preclinical and manufacturing activities, regulatory approval in multiple jurisdictions, obtaining manufacturing supply capability, building a commercial organization, and significant marketing efforts before we generate any revenue from product sales. Furthermore, such product candidates may not be suitable for clinical development, including as a result of their harmful side effects, limited efficacy or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. If we cannot develop further product candidates, we may not be able to obtain product revenue in future periods, which would adversely affect our business, prospects, financial condition and results of operations.

Although our pipeline includes multiple programs, we are primarily focused on our lead product candidates, TPST-1495 and TPST-1120, and we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. Our understanding and evaluation of biological targets for the discovery and development of new product candidates may fail to identify challenges encountered in subsequent preclinical and clinical development. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.

Any product candidate for which we obtain marketing approval will be subject to extensive post-marketing regulatory requirements and could be subject to post-marketing restrictions or withdrawal from the market, and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our product candidates, when and if any of them are approved.

Our product candidates and the activities associated with their development and potential commercialization, including their testing, manufacturing, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other U.S. and international regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, including current Good Manufacturing Practices ("cGMP"), quality control, quality assurance and corresponding maintenance of records and documents, including periodic inspections by the FDA and other regulatory authorities and requirements regarding the distribution of samples to providers and recordkeeping. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic, unannounced inspections by the FDA and other regulatory authorities for compliance with cGMP.

The FDA may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of any approved product. The FDA closely regulates the post-approval marketing and promotion of drugs to ensure that they are marketed in a manner consistent with the provisions of the approved labeling. The FDA imposes stringent restrictions on manufacturers' communications regarding use of their products. If we promote our product candidates in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, we may be subject to enforcement action. Violations of the Federal Food, Drug, and Cosmetic Act relating to the promotion of prescription drugs may lead to investigations alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws and similar laws in international jurisdictions.

In addition, later discovery of previously unknown adverse events or other problems with our product candidates, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

- restrictions on such product candidates, manufacturers or manufacturing processes;

- restrictions on the labeling or marketing of a product;

- restrictions on product distribution or use;

- requirements to conduct post-marketing studies or clinical trials;

- warning or untitled letters;

- withdrawal of any approved product from the market;

- refusal to approve pending applications or supplements to approved applications that we submit;

- recall of product candidates;

- fines, restitution or disgorgement of profits or revenues;

- suspension or withdrawal of marketing approvals;

- refusal to permit the import or export of our product candidates;

- product seizure; or

- injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to commercialize our product candidates and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity. The FDA's and other regulatory authorities' policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in

existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, it may lose any marketing approval that we have obtained, and we may not achieve or sustain profitability.

Non-compliance with Canadian and European requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with Canada's or Europe's requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Our failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our product candidates outside the United States.

To market and sell TPST-1495, TPST-1120 and our other product candidates in other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time and data required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, we must secure product reimbursement approvals before regulatory authorities will approve the product for sale in that country. Failure to obtain foreign regulatory approvals or non-compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

If we fail to comply with the regulatory requirements in international markets and receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business will be adversely affected. We may not obtain foreign regulatory approvals on a timely basis, if at all. Our failure to obtain approval of any of our product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidate and our business prospects could decline.

Risks Related to Commercialization and Manufacturing

The commercial success of our product candidates, including TPST-1495 and TPST-1120, will depend upon their degree of market acceptance by providers, patients, patient advocacy groups, third-party payors and the general medical community.

Even if the requisite approvals from the FDA, the HPFB, the EMA and other regulatory authorities internationally are obtained, the commercial success of our product candidates will depend, in part, on the acceptance of providers, patients and third-party payors of drugs designed to act as a dual antagonist of EP2 and EP4 and PPARα antagonists in general, and our product candidates in particular, as medically necessary, cost-effective and safe. In addition, we may face challenges in seeking to establish and grow sales of TPST-1495 and TPST-1120 or our other product candidates. Any product that we commercialize may not gain acceptance by providers, patients, patient advocacy groups, third-party payors and the general medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

The pricing, insurance coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

Successful sales of our product candidates, if approved, depend on the availability of coverage and adequate reimbursement from third-party payors including governmental healthcare programs, such as Medicare and Medicaid, managed care organizations and commercial payors, among others. Significant uncertainty exists as to the coverage and reimbursement status of any product candidates for which we obtain regulatory approval. In addition, because our product candidates represent new approaches to the treatment of cancer, we cannot accurately estimate the potential revenue from our product candidates.

We expect that coverage and reimbursement by third-party payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially, both domestically and internationally, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government payors, private health coverage insurers and other third-party payors. Even if coverage is provided, the established reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment.

There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products. In the United States, third-party payors, including private and governmental payors, such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs will be covered and reimbursed. The Medicare program covers certain individuals aged 65 or older, disabled or suffering from end-stage renal disease. The Medicaid program, which varies from state-to-state, covers certain individuals and families who have limited financial means. The Medicare and Medicaid programs increasingly are used as models for how private payors and other government payors develop their coverage and reimbursement policies for drugs. One payor's determination to provide coverage for a drug product, however, does not assure that other payors will also provide coverage for the drug product. Further, a payor's decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved.

In addition to government and private payors, professional organizations such as the American Medical Association, can influence decisions about coverage and reimbursement for new products by determining standards for care. In addition, many private payors contract with commercial vendors who sell software that provide guidelines that attempt to limit utilization of, and therefore reimbursement for, certain products deemed to provide limited benefit compared to existing alternatives. Such organizations may set guidelines that limit reimbursement or utilization of our product candidates, if approved. Even if favorable coverage and reimbursement status is attained for one or more product candidates for which our collaborators receive regulatory approval, less favorable coverage policies and reimbursement rates may be implemented in the future.

Outside the United States, international operations are generally subject to extensive governmental price controls and other market regulations, and we believe the increasing emphasis on cost-containment initiatives in Europe, Canada and other countries has and will continue to put pressure on the pricing and usage of therapeutics such as our product candidates. In many countries, particularly the countries of the EU, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. In general, the prices of products under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our product candidates may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits.

Moreover, increasing efforts by government and other third-party payors, in the United States and internationally, to cap or reduce healthcare costs may cause such payors to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of certain third-party payors, such as health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products into the healthcare market. Recently there have been instances in which third-party payors have refused to reimburse treatments for patients for whom the treatment is indicated in the FDA-approved product labeling. Even if we are successful in obtaining FDA approval to commercialize our product candidates, we cannot guarantee that we will be able to secure reimbursement for all patients for whom treatment with our product candidates is indicated.

If third parties on which we depend to conduct our planned preclinical studies or clinical trials do not perform as contractually required, fail to satisfy regulatory or legal requirements or miss expected deadlines, our development program could be delayed with adverse effects on our business, financial condition, results of operations and prospects.

We rely on third party CROs, CMOs, consultants and others to design, conduct, supervise and monitor key activities relating to, testing, discovery, manufacturing, preclinical studies and clinical trials of our product candidates, and we intend to do the same for future activities relating to existing and future programs. Because we rely on third parties and does not have the ability to conduct all required testing, discovery, manufacturing, preclinical studies or clinical trials independently, we have less control over the timing, quality and other aspects of discovery, manufacturing, preclinical studies and clinical trials than we would if we conducted them on our own. These investigators, CROs, CMOs and consultants are not our employees, and we have limited control over the amount of time and resources that they dedicate to our programs. These third parties may have contractual relationships with other entities, some of which may be our competitors, which may draw time and resources from our programs. The third parties we contract with might not be diligent, careful or timely in conducting our discovery, manufacturing, preclinical studies or clinical trials, resulting in testing, discovery, manufacturing, preclinical studies or clinical trials being delayed or unsuccessful, in whole or in part.

If we cannot contract with acceptable third parties on commercially reasonable terms, or at all, or if these third parties do not carry out their contractual duties, satisfy legal and regulatory requirements for the conduct of preclinical studies or clinical trials or meet expected deadlines, our clinical development programs could be delayed and otherwise adversely affected. In all events, we are responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with the general investigational plan and protocols for the trial, as well as in accordance with GLP, GCP and other applicable laws, regulations and standards. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. The FDA and other regulatory authorities enforce GCP through periodic inspections of trial sponsors, principal investigators and trial sites. If we or any of these third parties fails to comply with applicable GCP, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials have complied with GCP. In addition, our clinical trials must be conducted with product produced in accordance with cGMP. Our failure to comply with these regulations may require us to repeat clinical trials, which could delay or prevent the receipt of regulatory approvals. Any such event could have an adverse effect on our business, financial condition, results of operations and prospects.

We face significant competition in an environment of rapid technological change, and it is possible that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than our therapies, which may harm our business, financial condition and our ability to successfully market or commercialize TPST-1495, TPST-1120, and our other product candidates.

The biopharmaceutical industry, and the immuno-oncology industry specifically, is characterized by intense competition and rapid innovation. We are aware of other companies focused on developing cancer therapies in various indications. We may also face competition from large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions that conduct research, seek patent protection, and establish collaborative arrangements for research, development, manufacturing and commercialization.

Many of our potential competitors, alone or with their strategic partners, may have substantially greater financial, technical and other resources than we do, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any product candidates that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for our products, which could result in our competitors establishing a strong market position before we are able to enter the market, if ever. Additionally, new or advanced technologies

developed by our competitors may render our current or future product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

To become and remain profitable, we must develop and eventually commercialize product candidates with significant market potential, which will require us to be successful in a range of challenging activities. These activities include, among other things, completing preclinical studies and initiating and completing clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products that are approved and satisfying any post marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our common stock and could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue operations. A decline in the value of our common stock also could cause you to lose all or part of your investment.

We may rely on third parties to manufacture our clinical product supplies, and we may have to rely on third parties to produce and process our product candidates, if approved.

We must currently rely on outside vendors to manufacture supplies and process our product candidates. We have not yet manufactured or processed our product candidates on a commercial scale and may not be able to achieve manufacturing and processing and may be unable to create an inventory of mass-produced, off-the-shelf product to satisfy demands for any of our product candidates.

We do not yet have sufficient information to reliably estimate the cost of the commercial manufacturing and processing of our product candidates, and the actual cost to manufacture and process our product candidates could materially and adversely affect the commercial viability of our product candidates. As a result, we may never be able to develop a commercially viable product. In addition, we anticipate reliance on a limited number of third-party manufacturers exposes us to the following risks:

- We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited, and the FDA may have questions regarding any replacement contractor. This may require new testing and regulatory interactions. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA questions, if any.

- Our third-party manufacturers might be unable to timely formulate and manufacture our product or produce the quantity and quality required to meet our clinical and commercial needs, if any.

- Contract manufacturers may not be able to execute our manufacturing procedures appropriately.

- Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

- Manufacturers are subject to ongoing periodic unannounced inspection by the FDA, the Drug Enforcement Administration and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers' compliance with these regulations and standards.

- We may not own, or may have to share, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our products.

- Our third-party manufacturers could breach or terminate their agreement(s) with us.

Our contract manufacturers would also be subject to the same risks we face in developing our own manufacturing capabilities, as described above. Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenue. In addition, we will rely on third parties to perform release tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm.

The manufacture of drugs is complex, and our third-party manufacturers may encounter difficulties in production. If any of our third-party manufacturers encounter such difficulties, our ability to provide adequate supply of our product candidates for clinical trials, our ability to obtain marketing approval, or our ability to provide supply of our product candidates for patients, if approved, could be delayed or stopped.

We intend to establish manufacturing relationships with a limited number of suppliers to manufacture raw materials, the drug substance and finished product of any product candidate for which we are responsible for preclinical or clinical development. Each supplier may require licenses to manufacture such components if such processes are not owned by the supplier or in the public domain. As part of any marketing approval, a manufacturer and its processes are required to be qualified by the FDA prior to regulatory approval. If supply from the approved vendor is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through an NDA supplement which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in our desired clinical and commercial timelines.

The process of manufacturing drugs is complex, highly regulated and subject to multiple risks. Manufacturing drugs is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered at the facilities of our manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm our business. Moreover, if the FDA determines that our CMOs are not in compliance with FDA laws and regulations, including those governing cGMP, the FDA may deny an NDA approval until the deficiencies are corrected or we replace the manufacturer in our NDA with a manufacturer that is in compliance. In addition, approved products and the facilities at which they are manufactured are required to maintain ongoing compliance with extensive FDA requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to cGMP requirements. As such, our CMOs are subject to continual review and periodic inspections to assess compliance with cGMP. Furthermore, although we do not have day-to-day control over the operations of our CMOs, we are responsible for ensuring compliance with applicable laws and regulations, including cGMP.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with good manufacturing practices, lot consistency and timely availability of raw materials. Even if our collaborators obtain regulatory approval for any of our product candidates, there is no assurance that manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If our manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on our business, financial condition, results of operations and prospects.

We believe that we will rely upon on a limited number of manufacturers for our product candidates, which may include single-source suppliers for the various steps of manufacture. This reliance on a limited number of manufacturers and the complexity of drug manufacturing and the difficulty of scaling up a manufacturing process could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our product candidates successfully. Furthermore, if our suppliers fail to deliver the required commercial

quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to secure one or more replacement suppliers capable of production in a timely manner at a substantially equivalent cost, our clinical trials may be delayed or we could lose potential revenue.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any revenues.

We currently do not have an organization for the sales, marketing and distribution of TPST-1495, TPST-1120, TREX-1 and our other product candidates, and the cost of establishing and maintaining such an organization may exceed the cost-effectiveness of doing so. To market any products that may be approved, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. With respect to certain of our current programs as well as future programs, we may rely completely on an alliance partner for sales and marketing. In addition, although we intend to establish a sales organization if we are able to obtain approval to market any product candidates, we may enter into strategic alliances with third parties to develop and commercialize TPST-1495, TPST-1120 and other product candidates, including in markets outside of the United States or for other large markets that are beyond our resources. This will reduce the revenue generated from the sales of these products.

Any future strategic alliance partners may not dedicate sufficient resources to the commercialization of our product candidates or may otherwise fail in their commercialization due to factors beyond our control. If we are unable to establish effective alliances to enable the sale of our product candidates to healthcare professionals and in geographical regions, including the United States, that will not be covered by our marketing and sales force, or if our potential future strategic alliance partners do not successfully commercialize the product candidates, our ability to generate revenues from product sales will be adversely affected.

If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate sufficient product revenue and may not become profitable. We will be competing with many companies that currently have extensive and well-funded marketing and sales operations. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

We may not be successful in finding strategic collaborators for continuing development of certain of our future product candidates or successfully commercializing or competing in the market for certain indications.

In the future, we may decide to collaborate with non-profit organizations, universities and pharmaceutical and biotechnology companies for the development and potential commercialization of existing and new product candidates. We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator's resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator's evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or similar regulatory authorities outside the United States, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than the one for our product candidate. The terms of any additional collaborations or other arrangements that we may establish may not be favorable to us. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of the product candidate for which we are seeking to collaborate, reduce or delay our development program or one or more of our other development programs, delay our potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our

expense. If we elect to increase our expenditures to fund development or commercialization activities on our product candidates, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

The success of any potential collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of such collaboration arrangements. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect us financially and could harm our business reputation.

Risks Related to Government Regulation

The FDA regulatory approval process is lengthy and time consuming, and we may experience significant delays in the clinical development and regulatory approval of our product candidates.

Obtaining FDA approval is unpredictable, typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the type, complexity and novelty of the product candidates involved. In addition, approval policies, regulations or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate's clinical development and may vary among jurisdictions, which may cause delays in the approval or the decision not to approve an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other data. Even if we eventually complete clinical testing and receive approval for our product candidates, the FDA may approve our product candidates for a more limited indication or a narrower patient population than originally requested or may impose other prescribing limitations or warnings that limit the product's commercial potential. We have not submitted for, or obtained, regulatory approval for any product candidate, and it is possible that none of our product candidates will ever obtain regulatory approval. Further, development of our product candidates and/or regulatory approval may be delayed for reasons beyond our control.

We may also experience delays in obtaining regulatory approvals, including but not limited to:

- obtaining regulatory authorization to begin a trial, if applicable;

- redesigning our study protocols and need to conduct additional studies as may be required by a regulator;

- governmental or regulatory delays and changes in regulation or policy relating to the development and commercialization of our product candidate by the FDA or other comparable foreign regulatory authorities;

- the outcome, timing and cost of meeting regulatory requirements established by the FDA, and other comparable foreign regulatory authorities;

- the availability of financial resources to commence and complete the planned trials;

- negotiating the terms of any collaboration agreements we may choose to initiate or conclude;

- reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

- failure of third-party contractors, such as CROs, or investigators to comply with regulatory requirements, including GCPs;

- clinical sites deviating from trial protocol or dropping out of a trial;

- delay or failure in obtaining the necessary approvals from regulators or institutional review boards ("IRBs"), in order to commence a clinical trial at a prospective trial site, or their suspension or termination of a clinical trial once commenced;

- inability to recruit and enroll suitable patients to participate in a trial;

- having patients complete a trial, including having patients enrolled in clinical trials dropping out of the trial before the product candidate is manufactured and returned to the site, or return for post-treatment follow-up;

- difficulty in having patients complete a trial or return for post-treatment follow-up;

- clinical trial sites deviating from trial protocol or dropping out of a trial;

- addressing any patient safety concerns that arise during the course of a trial;

- inability to add new clinical trial sites; or

- varying interpretations of the data generated from our preclinical or clinical trials;

- the cost of defending intellectual property disputes, including patent infringement actions brought by third parties;

- the effect of competing technological and market developments;

- the cost and timing of establishing, expanding and scaling manufacturing capabilities;

- inability to manufacture, or obtain from third parties, sufficient quantities of qualified materials under cGMP, for the completion in pre-clinical and clinical studies;

- problems with biopharmaceutical product candidate storage, stability and distribution resulting in global supply chain disruptions;

- the cost of establishing sales, marketing and distribution capabilities for any product candidate for which we may receive regulatory approval in regions where we choose to commercialize our products on our own; or

- potential unforeseen business disruptions or market fluctuations that delay our product development or clinical trials and increase our costs or expenses, such as business or operational disruptions, delays, or system failures due to malware, unauthorized access, terrorism, war, natural disasters, strikes, geopolitical conflicts (such as the Russia-Ukraine war), restrictions on trade, import or export restrictions, or public health crises.

We could also encounter delays if physicians encounter unresolved ethical issues associated with enrolling patients in clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles. Further, a clinical trial may be suspended or terminated by us, the IRBs for the institutions in which such trials are being conducted or by the FDA or other regulatory authorities due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, safety issues or adverse side effects, failure to demonstrate a benefit from using a product candidate, changes in governmental regulations or administrative actions, lack of adequate funding to continue the clinical trial, or based on a recommendation by the Data Safety Monitoring Committee. If we experience

termination of, or delays in the completion of, any clinical trial of our product candidates, the commercial prospects for our product candidates will be harmed, and our ability to generate product revenue will be delayed. In addition, any delays in completing our clinical trials will increase our costs, slow down our product development and approval process and jeopardize our ability to commence product sales and generate revenue.

Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may ultimately lead to the denial of regulatory approval of our product candidates.

We may seek Breakthrough Therapy designation or Fast Track designation by the FDA for one or more of our product candidates but may not receive such designation. Even if we secure such designation, it may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek Breakthrough Therapy or Fast Track designation for some of our product candidates. If a product candidate is intended for the treatment of a serious or life-threatening condition and clinical or preclinical data demonstrate the potential to address unmet medical needs for this condition, the product candidate may be eligible for Fast Track designation. The benefits of Fast Track designation include more frequent meetings with FDA to discuss the drug's development plan and ensure collection of appropriate data needed to support drug approval, more frequent written communication from FDA about such things as the design of the proposed clinical trials and use of biomarkers, eligibility for Accelerated Approval and Priority Review, if relevant criteria are met, and rolling review, which means that a drug company can submit completed sections of our NDA for review by FDA, rather than waiting until every section of our NDA is completed before the entire application can be reviewed. NDA review usually does not begin until the entire application has been submitted to the FDA.

A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies by the FDA may be eligible for all features of Fast Track designation, intensive guidance on an efficient drug development program, beginning as early as Phase 1, and organizational commitment involving senior managers at FDA.

The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible, we cannot assure that the FDA would decide to grant the designation. Even if we obtain Fast Track designation and/or Breakthrough Therapy designation for one or more of our product candidates, it may not experience a faster development process, review or approval compared to non-expedited FDA review procedures. In addition, the FDA may withdraw Fast Track designation or Breakthrough Therapy designation if it believes that the designation is no longer supported. These designations do not guarantee qualification for the FDA's priority review procedures or a faster review or approval process.

We may attempt to secure FDA approval of our product candidates through the accelerated approval pathway. If we are unable to obtain accelerated approval, we may be required to conduct additional preclinical studies or clinical trials beyond those that we currently contemplate, which could increase the expense of obtaining, and delay the receipt of, necessary marketing approvals.

We are developing certain product candidates for the treatment of serious conditions, and therefore may decide to seek approval of such product candidates under the FDA's accelerated approval pathway. A product may be eligible for accelerated approval if it is designed to treat a serious or life-threatening disease or condition and provides a meaningful therapeutic benefit over existing treatments based upon a determination that the product candidate has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability of or lack of alternative treatments. For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit.

The accelerated approval pathway may be used in cases in which the advantage of a new drug over available therapy may not be a direct therapeutic advantage, but is a clinically important improvement from a patient and public health perspective. If granted, accelerated approval is usually contingent on the sponsor's agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verity and describe the drug's anticipated effect on irreversible morbidity or mortality or other clinical benefit. In some cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. If the sponsor fails to conduct such studies in a timely manner, or if such post-approval studies fail to verify the drug's predicted clinical benefit, or if other evidence demonstrates that our product candidate is not shown to be safe and effective under the conditions of use, the FDA may withdraw its approval of the drug on an expedited basis.

If we decide to submit an NDA seeking accelerated approval or receives an expedited regulatory designation for any of our product candidates, there can be no assurance that such submission or application will be accepted or that any expedited development, review or approval will be granted on a timely basis, or at all. If any of our competitors were to receive full approval on the basis of a confirmatory trial for an indication for which we are seeking accelerated approval before we receive accelerated approval, the indication we are seeking may no longer qualify as a condition for which there is an unmet medical need and accelerated approval of our product candidate would be more difficult or may not occur.

Failure to obtain accelerated approval or any other form of expedited development, review or approval for our product candidates would result in a longer time period to commercialization of such product candidate, if any, and could increase the cost of development of such product candidate harm our competitive position in the marketplace.

We may be unsuccessful in obtaining Orphan Drug Designation for our product candidates or transfer of designations obtained by others for future product candidates, and, even if we obtain such designation, we may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for market exclusivity.

The FDA may designate drugs intended to treat relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a drug as an orphan drug if it is intended to treat a rare disease or condition, which is defined as a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug. Orphan drug designation must be requested before submitting an NDA. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for tax credits for qualified clinical research costs and exemption from prescription drug user fees. Generally, if a drug with an Orphan Drug Designation subsequently receives the first marketing approval for the indication for which it has such designation, the drug is entitled to a period of marketing exclusivity, which precludes FDA from approving another marketing application for the same drug and indication for that time period, except in limited circumstances. If a competitor is able to obtain orphan drug exclusivity prior to us for a product that constitutes the same active moiety and treats the same indications as our product candidates, we may not be able to obtain approval of our drug by the applicable regulatory authority for a significant period of time unless we are able to show that our drug is clinically superior to the approved drug. The applicable period is seven years in the United States.

We may seek Orphan Drug Designation for one or more of our product candidates in the United States as part of our business strategy. However, Orphan Drug Designation does not guarantee future orphan drug marketing exclusivity. Even after an orphan drug is approved, the FDA can also subsequently approve a later application for the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer in a substantial portion of the target populations, more effective or makes a major contribution to patient care. In addition, a designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received orphan designation.

Moreover, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if we are unable to manufacture sufficient quantities of the product to meet the needs of patients with the rare disease or condition. Orphan Drug Designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

Enacted and future legislation may increase the difficulty and cost for us to commercialize and obtain marketing approval of our product candidates and may affect the prices we may set.

Existing regulatory policies may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, and we may not achieve or sustain profitability.

In March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively the Affordable Care Act ("ACA"), was enacted to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The ACA contains provisions that may potentially affect the profitability of our product candidates, if approved, including, for example, increased rebates for products sold to Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal health care programs, and expansion of the entities eligible for discounts under the 340B Drug Pricing Program.

While Congress has not passed legislation to comprehensively repeal the ACA, legislation affecting the ACA has been signed into law, including the Tax Cuts and Jobs Act of 2017, which eliminated, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, which is commonly referred to as the "individual mandate." On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the law. In addition, on August 16, 2022, President Biden signed the Inflation Reduction Act of 2022 ("IRA") into law, which among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA through plan year 2025. The IRA also reduces the "donut hole" under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and through a newly established manufacturer discount program. In the future, there may be other efforts to challenge, repeal or replace the ACA. It is unclear how many such challenges and the healthcare reform measures of the Biden administration will impact the ACA and our business. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future.

Recently, the cost of prescription pharmaceuticals has been the subject of considerable discussion in the United States at both the federal and state levels. While several proposed reform measures will require Congress to pass legislation to become effective, Congress and the Biden administration have each indicated that it will seek new legislative and/or administrative measures to address prescription drug costs. Since the Presidential inauguration, the Biden administration has taken several executive actions that signal changes in policy from the prior administration. For example, on July 9, 2021, President Biden signed an executive order to promote competition in the U.S. economy that included several initiatives aimed prescription drugs. Among other provisions, the executive order directed the Secretary of the U.S. Department of Health and Human Services ("HHS") to issue a report to the White House that includes a plan to, among other things, reduce prices for prescription drugs, including prices paid by the federal government for such drugs. In response to Biden's executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. In addition, the IRA, among other things, (1) directs HHS to negotiate the price of certain single-source drugs and biologics covered under Medicare and (2) imposes rebates under Medicare Part B and Medicare Part D to penalize price increases that outpace inflation. These provisions will take effect progressively starting in fiscal year 2023, although they may be subject to legal challenges. It is currently unclear how the IRA will be implemented but is likely to have a significant impact on the pharmaceutical industry. Further, the Biden administration released an additional executive order on October 14, 2022, directing HHS to submit a report on how the Center for Medicare and Medicaid Innovation can be further leveraged to test new models for lowering drug costs for Medicare and Medicaid beneficiaries. It is unclear whether this executive order or similar policy

initiatives will be implemented in the future. At the state level, legislatures and agencies are increasingly passing legislation and implementing regulations designed to control spending on and patient out-of-pocket costs for drug products. These measures include constraints on pricing, discounting and reimbursement; restrictions on certain product access and marketing; cost disclosure and transparency measures that require detailed reporting of drug pricing and marketing information both at product launch and in the event of a price increase; and, in some cases, measures designed to encourage importation from other countries and bulk purchasing.

We expect that the ACA and the IRA, as well as other healthcare reform measures that may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product candidates.

Legislative and regulatory proposals have also been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

The FDA's ability to review and approve new products may be hindered by a variety of factors, including budget and funding levels, ability to hire and retain key personnel, statutory, regulatory and policy changes and global health concerns.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory and policy changes, the FDA's ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA's ability to perform routine functions. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities.

The ability of the FDA and other government agencies to properly administer their functions is highly dependent on the levels of government funding and the ability to fill key leadership appointments, among various factors. Delays in filling or replacing key positions could significantly impact the ability of the FDA and other agencies to fulfill their functions, and could greatly impact healthcare and the pharmaceutical industry.

Our internal computer and information systems, or those used by our CROs, CMOs or other contractors or consultants, may fail or suffer security breaches, which could result in a material disruption of our development programs.

Despite the implementation of appropriate security measures, our internal computer and information systems and those of our current and any future CROs, CMOs and other contractors or consultants may become vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other proprietary information or other similar disruptions. For example, the loss of data from completed or future preclinical studies or clinical trials could result in significant delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be significantly delayed. Our internal information technology systems and infrastructure are also vulnerable to damage from natural disasters, terrorism, war, telecommunication and electrical failures.

System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems, could compromise our ability to perform our day-to-day operations, which could harm our ability to conduct business or delay our financial reporting. Such failures could materially adversely affect our operating results and financial condition.

We are subject to a variety of privacy and data security laws, and our failure to comply with them could harm our business.

We maintain a large quantity of sensitive information, including confidential business and patient health information in connection with our preclinical and clinical studies, and is subject to laws and regulations governing the privacy and security of such information. In the United States, there are numerous federal and state privacy and data security laws and regulations governing the collection, use, disclosure and protection of personal information, including health information privacy laws, security breach notification laws, and consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. In addition, we may obtain health information from third parties (including research institutions from which it obtains clinical trial data) that are subject to privacy and security requirements under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"). Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly obtain, use or disclose individually identifiable health information maintained by a HIPAA covered entity in a manner that is not authorized or permitted by HIPAA.

Certain states have also adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA. For example, California enacted the California Consumer Privacy Act (the "CCPA"), which took effect on January 1, 2020 and the California Privacy Rights Act ("CPRA"), which went into effect on January 1, 2023. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CPRA significantly expanded the CCPA. For example, the CPRA requires that the use, retention and sharing of personal information of California residents be reasonably necessary and proportionate to the purposes of collection or processing, granting additional protections for sensitive personal information, and requiring greater disclosures related to notice to residents regarding retention of information. The CPRA also created a new enforcement agency – the California Privacy Protection Agency – whose sole responsibility is to enforce the CPRA, which will further increase compliance risk. The provisions in the CPRA may apply to some of our business activities. The CCPA and CPRA may increase our compliance costs and potential liability.

In Canada, the Personal Information Protection and Electronic Documents Act ("PIPEDA") and similar provincial laws may impose obligations with respect to processing personal information, including health-related information. PIPEDA requires companies to obtain an individual's consent when collecting, using or disclosing that individual's personal information. Individuals have the right to access and challenge the accuracy of their personal information held by an organization, and personal information may only be used for the purposes for which it was collected. If an organization intends to use personal information for another purpose, it must again obtain that individual's consent. Failure to comply with PIPEDA could result in significant fines and penalties.

In May 2018, the General Data Protection Regulation (the "GDPR"), took effect in the European Economic Area (the "EEA"). The GDPR governs the collection, use, disclosure, transfer or other processing of personal data of natural persons. Among other things, the GDPR imposes strict obligations on the ability to process health-related and other personal data of data subjects in the EEA, including in relation to use, collection, analysis and transfer (including cross-border transfer) of such personal data. The GDPR includes requirements relating to the consent of the individuals to whom the personal data relates, including detailed notices for clinical trial subjects and investigators. The GDPR also includes certain requirements regarding the security of personal data and notification of data processing obligations or security incidents to appropriate data protection authorities or data subjects as well as requirements for establishing a lawful basis on which personal data can be processed. In addition, the GDPR increases the scrutiny of transfers of personal data from clinical trial sites located in the EEA to the United States and other jurisdictions that the European Commission does not recognize as having "adequate" data protection laws, and imposes substantial fines for breaches and violations (up to the greater of €20 million or 4% of our annual worldwide gross revenue).

Further, recent legal developments in Europe have created complexity and compliance uncertainty regarding certain transfers of information from the EEA to the United States. For example, on June 16, 2020, the Court of Justice of the European Union (the "CJEU"), declared the EU-U.S. Privacy Shield framework (the "Privacy Shield"), to be invalid. As a result, the Privacy Shield is no longer a valid mechanism for transferring personal data from the EEA to the United States. Moreover, it is uncertain whether the standard contractual clauses will also be invalidated by the European courts or legislature, which seems possible given the rationale behind the CJEU's concerns about U.S. law and practice on government surveillance. The GDPR also confers a private right of action on data subjects and consumer associations to lodge complaints with supervisory authorities, seek judicial remedies and obtain compensation for damages resulting from violations of the GDPR.

Compliance with these and any other applicable privacy and data security laws and regulations is a rigorous and time-intensive process, and we may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. If we fail to comply with any such laws or regulations, we may face significant fines and penalties that could adversely affect Our business, financial condition and results of operations.

We may be unable to adequately protect our information systems from cyberattacks, which could result in the disclosure of confidential information, damage our reputation, and subject us to significant financial and legal exposure.

Cyberattacks are increasing in their frequency, sophistication and intensity, and have become increasingly difficult to detect. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud and other forms of cyber fraud, the deployment of harmful malware, denial-of-service, social engineering fraud or other means to threaten data confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss and the disclosure of corporate strategic plans. As more companies and individuals work online and work remotely, the risk of a cybersecurity incident potentially occurring, and our investment in risk mitigations against such an incident, is increasing. For example, there has been an increase in phishing and spam emails as well as social engineering attempts from "hackers" hoping to use the recent COVID-19 pandemic to their advantage.

Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition.

In addition, the computer systems of various third parties on which we rely, including our CROs, CMOs and other contractors, consultants and law and accounting firms, may sustain damage from computer viruses, unauthorized access, data breaches, phishing attacks, cybercriminals, natural disasters (including hurricanes and earthquakes), terrorism, war and telecommunication and electrical failures. We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches.

Our employees, principal investigators, CROs, CMOs and consultants may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.

We are exposed to the risk of fraud or other misconduct by our employees, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of FDA and non-U.S. regulators, to provide accurate information to the FDA and non-U.S. regulators, to comply with healthcare fraud and abuse laws and regulations in the United States and abroad, to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and could cause serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental

investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against us, and we are not successful in defending or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our product candidates in other jurisdictions.

Obtaining and maintaining regulatory approval of our product candidates in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction, while a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. For example, even if the FDA grants marketing approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials as clinical studies conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

We may also submit marketing applications in other countries. Regulatory authorities in jurisdictions outside of the United States have requirements for approval of product candidates with which we must comply prior to marketing in those jurisdictions. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our products in certain countries. If we fail to comply with the regulatory requirements in international markets and/or receive applicable marketing approvals, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed.

Our operations and relationships with future customers, providers and third-party payors will be subject to applicable anti-kickback, fraud and abuse and other healthcare laws and regulations, which could expose us to penalties including criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings.

Healthcare providers and third-party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with providers, third-party payors and customers will subject us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any product candidates for which we obtain marketing approval.

Restrictions under applicable U.S. federal and state healthcare laws and regulations include the following:

- the federal Anti-Kickback Statute, a criminal law that prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations of the federal Anti-Kickback Statute can result in significant civil monetary penalties and criminal fines, as well as imprisonment and exclusion from participation in federal health care programs;

- the federal civil False Claims Act, imposes significant civil penalties and treble damages, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

- the federal Criminal Statute on False Statements Relating to Health Care Matters makes it a crime to knowingly and willfully falsify, conceal, or cover up a material fact, make any materially false, fictitious, or fraudulent statements or representations, or make or use any materially false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry in connection with the delivery of or payment for healthcare benefits, items, or services;

- the Federal Civil Monetary Penalties Law authorizes the imposition of substantial civil monetary penalties against an entity that engages in activities including, among others (1) knowingly presenting, or causing to be presented, a claim for services not provided as claimed or that is otherwise false or fraudulent in any way; (2) arranging for or contracting with an individual or entity that is excluded from participation in federal health care programs to provide items or services reimbursable by a federal health care program; (3) violations of the federal Anti-Kickback Statute; or (4) failing to report and return a known overpayment;

- HIPAA imposes criminal and civil liability for, among other things, knowingly and willfully executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

- the federal Physician Payment Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children's Health Insurance Program, among others, to track and report payments and other transfers of value provided during the previous year to U.S. licensed physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors), other healthcare professionals (such as physician assistants and nurse practitioners), and, teaching hospitals, as well as certain ownership and investment interests held by physicians and their immediate family;

- analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; and

- some state laws require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures.

- Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, imprisonment, exclusion from government-funded healthcare programs, such as Medicare and Medicaid, disgorgement, contractual damages, reputational harm, diminished profits and future earnings, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, it may be costly to us in terms of money, time and resources, and we may be subject to criminal, civil or administrative sanctions, including exclusion from government-funded healthcare programs.

If we fail to comply with environmental, health, and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

We are subject to numerous environmental, health, and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the

use of hazardous and flammable materials, including chemicals and biological materials. our operations also may produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We will not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from any use by us of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we maintain workers' compensation insurance to cover for costs and expenses, we may incur due to injuries to our employees resulting from the use of hazardous materials, this insurance may not provide adequate coverage against potential liabilities.

In addition, we may incur substantial costs in order to comply with current or future environmental, health, and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Changes in tax laws or regulations could materially adversely affect us.

New tax laws or regulations could be enacted at any time, and existing tax laws or regulations could be interpreted, modified or applied in a manner that is adverse to us, which could adversely affect our business and financial condition. For example, legislation enacted in 2017, informally titled the Tax Act, enacted many significant changes to the U.S. tax laws, including changes in corporate tax rates, the utilization of NOLs and other deferred tax assets, the deductibility of expenses, and the taxation of foreign earnings. Future guidance from the Internal Revenue Service and other tax authorities with respect to the Tax Act may affect us, and certain aspects of the Tax Act could be repealed or modified in future legislation. For example, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), modified certain provisions of the Tax Act. In addition, it is uncertain if and to what extent various states will conform to the Tax Act, the CARES Act, or any newly enacted federal tax legislation. The impact of changes under the Tax Act, the CARES Act, or future reform legislation could increase our future U.S. tax expense and could have a material adverse impact on our business and financial condition.

Risks Related to Our Intellectual Property

Our success depends in part on our ability to obtain, maintain and protect our intellectual property. It is difficult and costly to protect our proprietary rights and technology, and we may not be able to ensure their protection.

Our commercial success will depend in large part on obtaining and maintaining patent, trademark, trade secret and other intellectual property protection of our proprietary technologies and product candidates, which include TPST-1495, TPST-1120 and the other product candidates we have in development, their respective components, formulations, combination therapies, methods used to manufacture them and methods of treatment, as well as successfully defending our patents and other intellectual property rights against third-party challenges. Our ability to stop unauthorized third parties from making, using, selling, offering to sell, importing or otherwise commercializing our product candidates is dependent upon the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. If we are unable to secure and maintain patent protection for any product or technology we develop, or if the scope of the patent protection secured is not sufficiently broad, our competitors could develop and commercialize products and technology similar or identical to our, and our ability to commercialize any product candidates we may develop may be adversely affected.

The patenting process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, we may not pursue or obtain patent protection in all relevant markets. It is also possible that we will fail to identify patentable aspects of our research and development activities before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering technology that we license from or license to third parties and may be reliant on our licensors or licensees to do so. Our pending and future patent applications may not result in issued patents. Even if patent applications we license or own currently or in the future issue as patents, they may not

issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-licenses may be challenged, narrowed, circumvented or invalidated by third parties. Consequently, we do not know whether any of our platform advances and product candidates will be protectable or remain protected by valid and enforceable patents. In addition, our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from using our technology or from developing competing products and technologies.

We currently and may in the future depend on intellectual property licensed from third parties, and our current or future licensors may not always act in our best interest. If we fail to comply with our obligations under our intellectual property licenses, if the licenses are terminated, or if disputes regarding these licenses arise, we could lose significant rights that may be important to our business.

We currently license intellectual property from the Regents of the University of California and may in the future depend on patents, know-how and proprietary technology licensed from third parties. Our licenses to such patents, know-how and proprietary technology may not provide exclusive rights in all relevant fields of use and in all territories in which we may wish to develop or commercialize our products in the future. The agreements under which we license patents, know-how and proprietary technology from others may be complex, and certain provisions in such agreements may be susceptible to multiple interpretations.

We may in the future need to obtain licenses from third parties to advance our research or allow commercialization of product candidates Tempest may develop. It is possible that we may be unable to obtain any licenses at a reasonable cost or on reasonable terms, if at all. In either event, we may be required to expend significant time and resources to redesign our technology, product candidates, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected technology or product candidates.

If our current or future licensors fail to adequately protect our licensed intellectual property, our ability to commercialize product candidates could suffer. We may not have complete control over the maintenance, prosecution and litigation of our current or future in-licensed patents and patent applications. For example, we cannot be certain that activities such as the maintenance and prosecution by our current or future licensors have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents and other intellectual property rights. It is possible that our current or future licensors' infringement proceedings or defense activities may be less vigorous than had we conducted them ourselves or may not be conducted in accordance with our best interests.

In addition, the resolution of any contract interpretation disagreement that may arise could narrow what we might believe to be the scope of our rights to the relevant patents, know-how and proprietary technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Disputes that may arise between us and our current or future licensors regarding intellectual property subject to a license agreement could include disputes regarding:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to sublicense patent and other rights to third parties under collaborative development relationships;

- our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates and what activities satisfy those diligence obligations;

- royalty, milestone or other payment obligations that may result from the advancement or commercial sale of any of our product candidates; and

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us.

If disputes over intellectual property that we currently license or may license in the future prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected technology or product candidates.

Our owned and in-licensed patents and patent applications may not provide sufficient protection of our product candidates or result in any competitive advantage.

The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications and those of our licensors may not result in patents being issued which protect our product candidates or which effectively prevent others from commercializing competitive product candidates.

The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our product candidates or uses thereof in the United States or in other foreign countries. For example, while our patent applications are pending, we may be subject to a third-party preissuance submission of prior art to the United States Patent and Trademark Office (the "USPTO"), or become involved in interference or derivation proceedings, or equivalent proceedings in foreign jurisdictions. Even if patents do successfully issue, third parties may challenge their inventorship, validity, enforceability or scope, including through opposition, revocation, reexamination, post-grant and inter partes review proceedings. An adverse determination in any such submission, proceeding or litigation may result in loss of patent rights, loss of exclusivity, or in patent claims being narrowed, invalidated or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property or prevent others from designing around our claims. Moreover, some of our owned and in-licensed patents and patent applications may be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us. If the breadth or strength of protection provided by the patent applications we hold with respect to our product candidates is threatened, it could dissuade companies from collaborating with us to develop, and threaten our ability to commercialize, our product candidates. Further, if we encounter delays in development, testing, and regulatory review of new product candidates, the period of time during which we could market our product candidates under patent protection would be reduced or eliminated.

Since patent applications in the United States and other countries are confidential for a period of time after filing or until issuance, at any moment in time, we cannot be certain that it was in the past or will be in the future the first to file any patent application related to our product candidates. In addition, some patent applications in the United States may be maintained in secrecy until the patents are issued. As a result, there may be prior art of which we are not aware that may affect the validity or enforceability of a patent claim, and we may be subject to priority disputes. We may be required to disclaim part or all of the term of certain patents or all of the term of certain patent applications. There also may be prior art of which we are aware, but which we do not believe affects the validity or enforceability of a claim, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. No assurance can be given that, if challenged, our patents would be declared by a court, patent office or other governmental authority to be valid or enforceable or that even if found valid and enforceable, a competitor's technology or product would be found by a court to infringe our patents. We may analyze patents or patent applications of our competitors that we believe are relevant to our activities, and consider that we are free to operate in relation to our product candidates, but our competitors may achieve issued claims, including in patents we consider to be unrelated, that block our efforts or potentially result in our product candidates or our activities infringing such claims. It is possible that our competitors may have filed, and

may in the future file, patent applications covering our products or technology similar to our products and technology. Those patent applications may have priority over our owned and in-licensed patent applications or patents, which could require us to obtain rights to issued patents covering such technologies. The possibility also exists that others will develop products that have the same effect as our product candidates on an independent basis that do not infringe our patents or other intellectual property rights, or will design around the claims of patents that we have had issued that cover our product candidates or their use. Likewise, our currently owned patents and patent applications, if issued as patents, directed to our proprietary technologies and our product candidates are expected to expire from 2033 through 2041, without taking into account any possible patent term adjustments or extensions. Our earliest patents may expire before, or soon after, our first product achieves marketing approval in the United States or foreign jurisdictions. Additionally, we cannot be assured that the USPTO or relevant foreign patent offices will grant any of the pending patent applications we own or in-license currently or in the future. Upon the expiration of our current patents, we may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on our business, financial condition, results of operations and prospects.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

- others may be able to make or use compounds that are similar to the active compositions of our product candidates but that are not covered by the claims of our patents;

- the APIs in our current product candidates will eventually become commercially available in generic drug products, and no patent protection may be available with regard to formulation or method of use;

- we, or our current or future licensors, as the case may be, may fail to meet our or our obligations to the U.S. government regarding any patents and patent applications funded by U.S. government grants, leading to the loss or unenforceability of patent rights;

- we, or our current or future licensors, as the case may be, might not have been the first to file patent applications for certain inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies;

- it is possible that our pending patent applications will not result in issued patents;

- it is possible that there are prior public disclosures that could invalidate our owned or in-licensed patents, as the case may be, or parts of our owned or in-licensed patents;

- it is possible that others may circumvent our owned or in-licensed patents;

- it is possible that there are unpublished applications or patent applications maintained in secrecy that may later issue with claims covering our product candidates or technology similar to ours;

- the laws of foreign countries may not protect our, or our current or future licensors', as the case may be, proprietary rights to the same extent as the laws of the United States;

- the claims of our owned or in-licensed issued patents or patent applications, if and when issued, may not adequately cover our product candidates;

- our owned or in-licensed issued patents may not provide us with any competitive advantages, may be narrowed in scope, or be held invalid or unenforceable as a result of legal challenges by third parties;

- the inventors of our owned or in-licensed patents or patent applications may become involved with competitors, develop products or processes that design around our patents, or become hostile to us or the patents or patent applications on which they are named as inventors;

- it is possible that our owned or in-licensed patents or patent applications may omit individual(s) that should be listed as inventor(s) or include individual(s) that should not be listed as inventor(s), which may cause these patents or patents issuing from these patent applications to be held invalid or unenforceable or such omitted individuals may grant licenses to third parties;

- we have engaged in scientific collaborations in the past and will continue to do so in the future and our collaborators may develop adjacent or competing products that are outside the scope of our patents;

- we may not develop additional proprietary technologies for which we can obtain patent protection;

- it is possible that product candidates or diagnostic tests we develop may be covered by third parties' patents or other exclusive rights; or

- the patents of others may have an adverse effect on our business.

Any of the foregoing could have a material adverse effect on our business, financial conditions, results of operations and prospects.

Our strategy of obtaining rights to key technologies through in-licenses may not be successful.

The future growth of our business may depend in part on our ability to in-license or otherwise acquire the rights to additional product candidates and technologies. We cannot assure you that we will be able to in-license or acquire the rights to any product candidates or technologies from third parties on acceptable terms or at all.

For example, our agreements with certain of our third-party research partners provide that improvements developed in the course of our relationship may be owned solely by either we or our third-party research partner, or jointly between us and the third party. If we determine that exclusive rights to such improvements owned solely by a research partner or other third party with whom we collaborate are necessary to commercialize our drug candidates or maintain our competitive advantage, we may need to obtain an exclusive license from such third party in order to use the improvements and continue developing, manufacturing or marketing our drug candidates. We may not be able to obtain such a license on an exclusive basis, on commercially reasonable terms, or at all, which could prevent us from commercializing our drug candidates or allow our competitors or others the opportunity to access technology that is important to our business. We also may need the cooperation of any co-owners of our intellectual property in order to enforce such intellectual property against third parties, and such cooperation may not be provided to us.

In addition, the in-licensing and acquisition of these technologies is a highly competitive area, and a number of more established companies are also pursuing strategies to license or acquire product candidates or technologies that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to license rights to us. Furthermore, we may be unable to identify suitable product candidates or technologies within our area of focus. If we are unable to successfully obtain rights to suitable product candidates or technologies, our business and prospects could be materially and adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to patent protection, we rely upon know-how and trade secret protection, as well as non-disclosure agreements and invention assignment agreements with our employees, consultants and third-parties, to protect our confidential and proprietary information, especially where we do not believe patent protection is appropriate or obtainable.

It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual or entity during the course of the party's relationship with us are to be kept confidential and not disclosed to third parties, except in certain specified circumstances. In the case of employees, the agreements provide that all inventions conceived by the individual, and that are related to our current or planned business or research and development or made during normal working hours, on our premises or using our equipment or proprietary information (or as otherwise permitted by applicable law), are our exclusive property. In the case of consultants and other third parties, the agreements provide that all inventions conceived in connection with the services provided are our exclusive property. However, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We have also adopted policies and conducts training that provides guidance on our expectations, and our advice for best practices, in protecting our trade secrets. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches.

In addition to contractual measures, we try to protect the confidential nature of our proprietary information through other appropriate precautions, such as physical and technological security measures. However, trade secrets and know-how can be difficult to protect. These measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for our proprietary information. Our security measures may not prevent an employee or consultant from misappropriating our trade secrets and providing them to a competitor, and any recourse we might take against this type of misconduct may not provide an adequate remedy to protect our interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets may be independently developed by others in a manner that could prevent us from receiving legal recourse. If any of our confidential or proprietary information, such as our trade secrets, were to be disclosed or misappropriated, such as through a data breach, or if any of that information was independently developed by a competitor, our competitive position could be harmed. Additionally, certain trade secret and proprietary information may be required to be disclosed in submissions to regulatory authorities. If such authorities do not maintain the confidential basis of such information or disclose it as part of the basis of regulatory approval, our competitive position could be adversely affected.

In addition, courts outside the United States are sometimes less willing to protect trade secrets. If we choose to go to court to stop a third party from using any of our trade secrets, we may incur substantial costs. Even if we are successful, these types of lawsuits may result in substantial cost and require significant time from our scientists and management. Although we take steps to protect our proprietary information and trade secrets, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology, through legal or illegal means. As a result, we may not be able to meaningfully protect our trade secrets. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Third-party claims of intellectual property infringement may prevent, delay or otherwise interfere with our product discovery and development efforts.

Our commercial success depends in part on our ability to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property or other proprietary rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including interference, derivation, *inter partes* review, post grant review, and reexamination proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Numerous U.S. and foreign issued patents and pending patent applications that are owned by third parties exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry

participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our field, third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

If a third party claims that we infringe, misappropriate or otherwise violate their intellectual property rights, we may face a number of issues, including, but not limited to:

- infringement and other intellectual property claims that, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business;

- substantial damages for infringement, which we may have to pay if a court decides that the product candidate or technology at issue infringes on or violates the third party's rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages plus the patent owner's attorneys' fees;

- a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third-party licenses our product rights or proprietary technology to us, which it is not required to do, on commercially reasonable terms or at all;

- if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our product candidates;

- the requirement that we redesign our product candidates or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time; and

- there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, financial condition, results of operations and prospects.

Third parties may assert that we are employing their proprietary technology without authorization, including by enforcing our patents against us by filing a patent infringement lawsuit against us. In this regard, patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is "clear and convincing," a heightened standard of proof.

There may be third-party patents of which we are currently unaware of with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications that may later result in issued patents that our product candidates may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringe upon these patents.

If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, or materials used in or formed during the manufacturing process, or any final product itself, the holders of those patents may be able to block our ability to commercialize our product candidate unless we obtain a license under the applicable patents, or until those patents were to expire or those patents are finally determined to be invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of that patent may be able to block our ability to develop and commercialize the product candidate unless we obtain a license or until such patent

expires or is finally determined to be invalid or unenforceable. In either case, a license may not be available on commercially reasonable terms, or at all, particularly if such patent is owned or controlled by one of our primary competitors. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could significantly harm our business. Even if we obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee time and resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any license of this nature would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our product candidates and we may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all.

In that event, we would be unable to further develop and commercialize our product candidates, which could significantly harm our business.

We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful and could result in a finding that such patents are unenforceable or invalid.

Competitors may infringe our patents or the patents of our current or future licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that one or more of our patents is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace, and there are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, non-enablement, or obviousness-type double patenting. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. These types of mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). These types of proceedings could result in revocation or amendment to our patents such that they no longer cover our product candidates. The outcome for any particular patent following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we, our patent counsel and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, or if we are otherwise unable to adequately protect our rights, we would lose at least part, and perhaps all, of the patent protection on our product candidates. Defense of these types of claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business.

Conversely, we may choose to challenge the patentability of claims in a third party's U.S. patent by requesting that the USPTO review the patent claims in re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings), or we may choose to challenge a third party's patent in patent opposition proceedings in the Canadian Intellectual Property Office ("CIPO"), the European Patent Office ("EPO"), or another foreign patent office. Even if successful, the costs of these opposition proceedings could be substantial,

and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, CIPO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. Any of the foregoing could have a material adverse effect on our business financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. For example, patents covering methods-of-use are not available in certain foreign countries. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we do not have or have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our product candidates in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to biopharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products against third parties in violation of our proprietary rights generally. The initiation of proceedings by third parties to challenge the scope or validity of our patent rights in foreign jurisdictions could result in substantial cost and divert management's efforts and attention from other aspects of our business. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert management's efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of our patent applications or those of any current or future licensors and the maintenance, enforcement or defense of our issued patents or those of any current or future licensors. For example, the United States and foreign government actions related to the Russia-Ukraine war may limit or prevent filing, prosecution and maintenance of patent applications in Russia. Government actions may also prevent maintenance of issued patents in Russia. These actions could result in abandonment or lapse of our patents or patent applications, resulting in partial or complete loss of patent rights in Russia. If such an event were to occur, it could have a material adverse effect on our business. In addition, a decree was adopted by the Russian government in March 2022, allowing Russian companies and individuals to exploit inventions owned by patentees that have citizenship or nationality in, are registered in, or have a predominately primary place of business or profit-making activities in the United States and other countries that Russia has deemed unfriendly without consent or compensation. Consequently, we would not be able to prevent third parties from practicing our inventions in Russia or from selling or importing products made using our inventions in and into Russia. Accordingly, our competitive position may be impaired, and our business, financial condition, results of operations and prospects may be adversely affected.

Third parties may assert that our employees or consultants have wrongfully used or disclosed confidential information or misappropriated trade secrets.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at universities or other biopharmaceutical or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of a former employer or other third parties. We may then have to pursue litigation to defend against these claims. If we fail in defending any claims of this nature, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these types of claims, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, that perception could have a substantial adverse effect on the price of our common stock. This type of litigation or proceeding could substantially increase our operating losses and reduce our resources available for development activities, and we may not have sufficient financial or other resources to adequately conduct this type of litigation or proceedings. For example, some of our competitors may be able to sustain the costs of this type of litigation or proceedings more effectively than us can because of their substantially greater financial resources. In any case, uncertainties resulting from the initiation and continuation of intellectual property litigation or other intellectual property related proceedings could adversely affect our ability to compete in the marketplace.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign patent agencies also require compliance with a number of procedural, documentary, fee payment and other provisions during the patent application process and following the issuance of a patent. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable laws and rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. Were a noncompliance event to occur, our competitors might be able to enter the market, which would have a material adverse effect on our business financial condition, results of operations and prospects.

Changes in patent law in the United States and in non-U.S. jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve both technological and legal complexity, and is therefore costly, time-consuming and inherently uncertain.

Past or future patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents. For example, in March 2013, under the Leahy-Smith America Invents Act ("America Invents Act"), the United States moved from a "first to invent" to a "first-to-file" patent system. Under a "first-to-file" system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. The America Invents Act includes a number of other significant changes to U.S. patent law, including provisions that affect the way patent applications are prosecuted, redefine prior art and establish a new post-grant review system. The effects of these changes continue to evolve as the USPTO continues to promulgate new regulations and procedures in connection with the America Invents Act. In addition, the courts have yet to address many of these provisions and the applicability of the act and new regulations on the specific patents discussed in this filing have not been determined and would need to be reviewed. Moreover, the America Invents Act and our implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.

Additionally, recent U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain or license in the future. For example, in the case, Assoc. for Molecular Pathology v. Myriad Genetics, Inc., the U.S. Supreme Court held that certain claims to DNA molecules are not patent-eligible.

Similarly, other cases by the U.S. Supreme Court have held that certain methods of treatment or diagnosis are not patent-eligible. U.S. law regarding patent-eligibility continues to evolve. While we do not believe that any of our patents will be found invalid based on these changes to U.S. patent law, we cannot predict how future decisions by the courts, the U.S. Congress or the USPTO may impact the value of our patents and patent applications. Any similar adverse changes in the patent laws of other jurisdictions could also have a material adverse effect on our business, financial condition, results of operations and prospects.

As a further example, European patent applications will soon have the option, upon grant of a patent, of becoming a Unitary Patent, which will be subject to the jurisdiction of the Unitary Patent Court (UPC). The option of a Unitary Patent will be a significant change in European patent practice. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation in the UPC.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products, including generics. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting our product candidates might expire before or shortly after we or our partners commercialize those candidates. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

If we do not obtain patent term extension for any product candidates it may develop, our business may be materially harmed.

Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we may develop, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "Hatch-Waxman Amendments"). The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during clinical trials and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent per product may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. U.S. and ex-U.S. law concerning patent term extensions and foreign equivalents continue to evolve. Even if we were to seek a patent term extension, it may not be granted because of, for example, the failure to exercise due diligence during the testing phase or regulatory review process, the failure to apply within applicable deadlines, the failure to apply prior to expiration of relevant patents, or any other failure to satisfy applicable requirements. Moreover, the applicable time period of extension or the scope of patent protection afforded could be less than we request. If we are unable to obtain patent term extension or term of any such extension is less than it requests, our competitors may obtain approval of competing products following our patent expiration sooner than expected, and our business, financial condition, results of operations and prospects could be materially harmed.

Intellectual property discovered through government funded programs may be subject to federal regulations such as "march-in" rights, certain reporting requirements and a preference for U.S.-based companies. Compliance with such regulations may limit our exclusive rights and limit our ability to contract with non-U.S. manufacturers.

Our patent application in-licensed from the Regents of the University of California has been supported through the use of U.S. government funding awarded by the National Institutes of Health. Although we do not currently own issued patents or pending patent applications that have been generated through the use of U.S. government funding, we may acquire in the future intellectual property rights that have been generated through the use of U.S. government funding or grants. Pursuant to the Bayh-Dole Act of 1980, the U.S. government has certain rights in inventions developed with government funding. These U.S. government rights include a non-exclusive, non-transferable, irrevocable worldwide license to use inventions for any governmental purpose. In addition, the U.S. government has the right, under certain limited circumstances, to require us to grant exclusive, partially exclusive, or non-exclusive licenses to any of these inventions to a third party if it determines that: (1) adequate steps have not been taken to commercialize the invention; (2) government action is necessary to meet public health or safety needs; or (3) government action is necessary to meet requirements for public use under federal regulations (also referred to as march-in rights). If the U.S. government exercised its march-in rights in our current or future intellectual property rights that are generated through the use of U.S. government funding or grants, we could be forced to license or sublicense intellectual property developed by us or that we license on terms unfavorable to us, and there can be no assurance that we would receive compensation from the U.S. government for the exercise of such rights. The U.S. government also has the right to take title to these inventions if the grant recipient fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. Intellectual property generated under a government funded program is also subject to certain reporting requirements, compliance with which may require us to expend substantial resources. In addition, the U.S. government requires that any products embodying any of these inventions or produced through the use of any of these inventions be manufactured substantially in the United States. This preference for U.S. industry may be waived by the federal agency that provided the funding if the owner or assignee of the intellectual property can show that reasonable but unsuccessful efforts have been made to grant licenses on similar terms to potential licensees that would be likely to manufacture substantially in the United States or that under the circumstances domestic manufacture is not commercially feasible. This preference for U.S. industry may limit our ability to contract with non-U.S. product manufacturers for products covered by such intellectual property.

Risks Related to Ownership of Our Common Stock and Other General Matters

The trading price of the shares of our common stock has been and is likely to continue to be volatile, and purchasers of our common stock could incur substantial losses.

The market price of our common stock has been and is likely to continue to be volatile. Some of the factors that may cause the market price of our common stock to fluctuate include:

- results of clinical trials and preclinical studies of our product candidates, or those of our competitors or our existing or future collaborators;

- failure to meet or exceed financial and development projections we may provide to the public;

- failure to meet or exceed the financial and development projections of the investment community;

- announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by us or our competitors;

- actions taken by regulatory agencies with respect to our product candidates, clinical studies, manufacturing process or sales and marketing terms;

- disputes or other developments relating to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

- additions or departures of key personnel;

- significant lawsuits, including patent or stockholder litigation;

- if securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading opinions regarding our business and stock;

- changes in the market valuations of similar companies;

- sales of securities by us or our securityholders in the future;

- if we fail to raise an adequate amount of capital to fund our operations and continued development of our product candidates;

- trading volume of our common stock;

- announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;

- adverse publicity relating to precision medicine product candidates, including with respect to other products in such markets;

- the introduction of technological innovations or new therapies that compete with our products and services;

- general economic, political, and market conditions and overall fluctuations in the financial markets in the United States and abroad, including as a result of bank failures, public health crises or geopolitical tensions, such as the Russia-Ukraine war; and

- period-to-period fluctuations in our financial results.

These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from selling their shares at or above the price paid for the shares and may otherwise negatively affect the liquidity of our common stock.

In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased shareholder activism if

we experience a market valuation that activists believe is not reflective of our intrinsic value. Activist campaigns that contest or conflict with our strategic direction or seek changes in the composition of our board of directors could have an adverse effect on our operating results and financial condition.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and share price.

The global economy, including credit and financial markets, has experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, increases in inflation rates and uncertainty about economic stability. For example, the macroeconomic uncertainty and volatile business environment have resulted in ongoing inflation, volatility in the capital markets, significantly reduced liquidity and credit availability, decreases in consumer demand and confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. Our general business strategy may be materially or adversely impacted by if these unpredictable and unstable market conditions continue. Additionally, the recent bank closures and the Russia-Ukraine war has created extreme volatility in the global capital markets and is expected to have further global economic consequences, including disruptions of the global supply chain and energy markets. Any such volatility and disruptions may have adverse consequences on us or the third parties on whom we rely. If the equity and credit markets deteriorate, including as a result of future bank closures or political unrest or war, it may make any necessary debt or equity financing more difficult to obtain in a timely manner or on favorable terms, more costly or more dilutive. Inflation can adversely affect us by increasing our costs, including salary costs. Any significant increases in inflation and related increase in interest rates could have a material adverse effect on our business, results of operations and financial condition. A weak or declining economy could also strain our suppliers and manufacturers, possibly resulting in supply and clinical trial disruption. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Our common stock is thinly traded and our stockholders may be unable to sell their shares quickly or at market price.

Although we have had periods of high-volume daily trading in our common stock, generally our stock is thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our stockholders may disproportionately influence the price of those shares in either direction. Our common stock price could, for example, decline significantly as a result of sales of a large number of shares of our common stock on the market without commensurate demand, as compared to a seasoned issuer that could better absorb those sales without adverse impact on its share price, or from the perception that these sales could occur.

Our executive officers, directors and principal stockholders have the ability to control or significantly influence all matters submitted to our stockholders for approval.

As of December 31, 2022, our executive officers, directors and stockholders, who hold greater than 5% of our outstanding common stock, beneficially own in the aggregate approximately 79% of our outstanding shares of common stock. As a result, if these persons were to choose to act together, they would be able to control or significantly influence all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control or significantly influence the election of directors and approval of any merger, consolidation or sale of all or substantially all of the company's assets. This concentration of voting power could delay or prevent an acquisition on terms that other stockholders may desire.

We are a smaller reporting company, and the reduced reporting requirements applicable to smaller reporting companies may make our common stock less attractive to investors.

We are a "smaller reporting company" as defined in Section 12 of the Exchange Act. For as long as we continue to be a smaller reporting company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not smaller reporting companies, including not being required to comply with the auditor attestation

requirements of Section 404 of Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Our Status as a Public Company and Other General Matters

We expect to continue to incur increased costs as a result of operating as a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

We continue to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Stock Market and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel need to devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain directors' and officers' liability insurance, compared to when we were a private company, which could make it more difficult for us to attract and retain qualified members of our board of directors. We cannot predict or estimate the amount of additional costs we will continue to incur as a public company or the timing of such costs. Once we are no longer a smaller reporting company or otherwise no longer qualifies for applicable exemptions, we will be subject to additional laws and regulations affecting public companies that will increase our costs and the demands on management and could harm our operating results.

If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, and the rules and regulations of the stock market on which our common stock is listed. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting and a report by management on, among other things, the effectiveness of our internal control over financial reporting. We will not be required to have our auditors formally attest to the effectiveness of our internal control over financial reporting until we cease to be a smaller reporting company.

We may identify weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act ("Section 404"), in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC, or other regulatory authorities.

Additionally, as a privately held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404. In connection with the preparation and audit of our financial statements as of and for the year ended December 31, 2020, a material weaknesses was identified in our internal control over financial reporting, which has been remediated. We cannot assure you that there will not be additional

material weaknesses or significant deficiencies in the internal control over financial reporting in the future. Any failure to maintain effective internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines we have a material weakness or significant deficiency in our internal control over financial reporting once that firm begins its reporting on internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by Nasdaq Stock Market, the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

We or the third parties upon whom we depend may be adversely affected by natural disasters and other calamities, including public health crises, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Natural disasters could severely disrupt our operations and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, fire, hurricane, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as our suppliers' manufacturing facilities, or that otherwise disrupted operations, such as data storage, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time.

Occurrences of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies within our geographic focus. Global economic conditions may be disrupted by widespread outbreaks of infectious or contagious diseases, and such disruption may adversely affect clinical development plans. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business.

Our business entails a significant risk of product liability and our ability to obtain sufficient insurance coverage could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We will face an inherent risk of product liability exposure related to the testing of our product candidates in clinical trials and will face an even greater risk if we commercialize any of our product candidates. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in a product, negligence, strict liability or breach of warranty. Claims could also be asserted under U.S. state consumer protection acts. If we cannot successfully defend against claims that our product candidates caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidates that we may develop;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants;

- significant time and costs to defend the related litigation;

- substantial monetary awards to trial participants or patients;

- loss of revenue;

- termination of our collaboration relationships or disputes with our collaborators;

- voluntary product recalls, withdrawals or labeling restrictions; and

- the inability to commercialize any product candidates that we may develop.

While we currently have insurance that we believe is appropriate for our stage of development, we may need to obtain higher levels prior to clinical development or marketing any of our future product candidates. Any insurance we have or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Provisions in our certificate of incorporation and by-laws and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and by-laws may discourage, delay or prevent a merger, acquisition or other change in control of the company that stockholders may consider favorable, including transactions in which our common stockholders might otherwise receive a premium price for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

- establish a classified board of directors such that not all members of the board are elected at one time;

- allow the authorized number of our directors to be changed only by resolution of our board of directors;

- limit the manner in which stockholders can remove directors from the board;

- establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and for nominations to our board of directors;

- limit who may call stockholder meetings;

- prohibit actions by our stockholders by written consent;

- require that stockholder actions be effected at a duly called stockholders meeting;

- authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a "poison pill" that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

- require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal certain provisions of our certificate of incorporation or by-laws.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns 15% or more of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired 15 percent or more of our outstanding voting stock, unless the merger or combination is approved in a manner prescribed by the statute.

Our bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our bylaws provide that the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against it arising pursuant to any provisions of the DGCL, our certificate of incorporation or our bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. The provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in the bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations.

We do not anticipate that we will pay any cash dividends in the foreseeable future.

The current expectation is that we will retain our future earnings, if any, to fund our growth as opposed to paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain, if any, for the foreseeable future.

We may be exposed to increased litigation, including stockholder litigation, which could have an adverse effect on our business and operations.

We may be exposed to increased litigation from stockholders, customers, suppliers, consumers and other third parties due to the combination of Millendo's business and ours following the merger. Such litigation may have an adverse impact on our business and results of operations or may cause disruptions to our operations. In addition, in the past, stockholders have initiated class action lawsuits against biotechnology companies following periods of volatility in the market prices of these companies' stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management's attention and resources, which could have a material adverse effect on our business, financial condition and results of operations. We also remain the subject of various securities class action lawsuits and shareholder derivative lawsuits that were filed against OvaScience and certain of our officer and directors, as described in more detail in Part II, Item 3 under the heading "Legal Proceedings" of the Annual Report on Form 10-K.

If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that equity research analysts publish about us and our business. We have no control over the analysts or the content and opinions included in their reports. The price of our common stock could decline if one or more equity research analysts downgrade our stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage or fails to publish reports on us regularly, demand for our common stock could decrease, which in turn could cause our stock price or trading volume to decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

In January 2022, we entered into an agreement to lease approximately 20,116 square feet of laboratory and office space at 2000 Sierra Point Parkway, Brisbane, California 94005, which we occupied and began operating as our new headquarters beginning in December 2022. Prior to December 2022, our corporate headquarters were located at 7000 Shoreline Court, Suite 275, South San Francisco, California, 94080, ("SSF Lease") where we occupied approximately 9,780 square feet of office space under a lease agreement entered into in February 2019. The SSF Lease terminated in January 2023.

We believe our existing facilities are sufficient for our needs for the foreseeable future. To meet the future needs of our business, we may lease additional or alternate space, and we believe suitable additional or alternative space will be available in the future on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

As a result of the merger, the Company is party to various litigation matters given Millendo's role as successor to OvaScience, Inc. ("OvaScience"). OvaScience merged with Millendo in 2018. Prior to the merger, OvaScience was sued in three matters that are disclosed below.

On November 9, 2016, a purported shareholder derivative action was filed in Massachusetts State court (Cima v. Dipp) against OvaScience and certain former officers and directors of OvaScience and OvaScience alleging breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement and waste of corporate assets for purported actions related to OvaScience's January 2015 follow-on public offering. As of September 12, 2022, the parties have reached an agreement in principle and have executed a term sheet in connection with a settlement. On September 13, 2022, the parties filed a joint motion to stay the case pending settlement. On September 15, 2022, the court issued a 90-day nisi order. On December 14, 2022, the court extended that order for 60 days to February 20, 2023. The parties have now reached an agreement on all of the material settlement terms and informed the court of this in a joint status update and request for extension of the order until March 22, 2023. On February 17, 2023, the court extended the order until March 22, 2023 and set a court appearance for March 23, 2023. The parties are currently working on the settlement documentation. Any final settlement is subject to Court approval.

On March 24, 2017, a purported shareholder class action lawsuit was filed in Massachusetts Federal court (Dahhan v. OvaScience, Inc.) against OvaScience and certain former officers of OvaScience alleging violations of Sections 10(b) and 20(a) of the Exchange Act (the "Dahhan Action"). On March 4, 2022, the parties filed a motion to preliminarily approve a settlement of the action. The settlement amount of $15 million was funded entirely by insurance. All defendants expressly deny liability. On April 1, 2022, the Court preliminarily approved the settlement. On December 20, 2022, the Court entered final approval of the settlement and dismissed the Dahhan Action with prejudice. The settlement included a release of all claims against the defendants thus no liability and $15 million related to this matter was recorded in our Condensed Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021, respectively.

On July 27, 2017, a purported shareholder derivative complaint was filed in Massachusetts Federal court (Chiu v. Dipp) against OvaScience and certain former officers and directors of OvaScience alleging breach of fiduciary duties, unjust enrichment and violations of Section 14(a) of the Exchange Act. related to OvaScience's January 2015 follow-on public offering and other public statements concerning OvaScience's AUGMENT treatment. Following the Court's dismissal of an amended complaint, the parties agreed that plaintiffs could file a second amended complaint and that the case would be stayed pending the resolution of the Dahhan Action. In May 2018, the court entered an order staying this case pending the resolution of the Dahhan Action. As of September 12, 2022, the parties have reached an agreement in principle and have executed a term sheet in connection with the settlement. On February 14, 2023, the parties informed the court that, subject to court approval, they had reached an agreement to settle Chiu v. Dipp as well Cima v. Dipp. The parties requested a 90-day stay in order for the parties to present the settlement to the state court in Cima v. Dipp first. On February 16, 2023, the court granted the 90-day stay. The parties are currently working on the settlement documentation. Any final settlement is subject to Court approval.

In addition to the matters described above, we may be a party to litigation and subject to claims incident to the ordinary course of business from time to time. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, and diversion of management resources.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASE OF EQUITY SECURITIES

Market Information

On June 25, 2021, Millendo completed a merger with TempestTx, Inc. In connection with and immediately following the merger, the combined company changed its name to Tempest Therapeutics. Millendo's shares of common stock were listed on the Nasdaq Stock Market through the close of business on Friday, June 25, 2021 under the ticker symbol "MLND." On Monday, June 28, 2021, we began trading on the Nasdaq Stock Market under the ticker symbol "TPST."

Stockholders

As of March 16, 2023, we had 10,561,700 shares of common stock outstanding held by 83 holders of record. The actual number of stockholders is greater than this number of record holders and includes stockholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Parties

None.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the financial statements and the related notes to those statements included later in this Annual Report. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in Item 1A. "Risk Factors" and "Special Note Regarding Forward-Looking Statements."

Overview

We are a clinical-stage oncology company focused on leveraging our deep scientific understanding of cancer biology and medicinal chemistry to develop and advance novel, orally available therapies for the treatment of solid tumors. Our philosophy is to build a company based upon not only good ideas and creative science, but also upon the efficient translation of those ideas into therapies that will improve patients' lives. To this end, we are advancing TPST-1120 and TPST-1495, two product candidates in clinical trials that we believe are the first clinical-stage molecules designed to inhibit their respective targets; as well as two preclinical programs, including one that could be the first to target TREX-1, a key cellular enzyme that regulates the innate immune response in tumors.

TPST-1120 is a selective antagonist of peroxisome proliferator-activated receptor alpha, or PPARα. Clinical data from initial Phase 1 trials, both as a monotherapy and in combination with an anti-PD1 therapy, nivolumab, were reported at a podium presentation at the American Society of Clinical Oncology (ASCO) conference in June 2022. RECIST responses were observed at the two highest TPST-1120 doses in combination with standard dose nivolumab for an objective response rate ("ORR") of those cohorts of 30% (3 of 10 patients), including in patients who previously progressed on anti-PD-1 (-L1) therapy. TPST-1120 is also being studied in an ongoing global randomized Phase 1b/2 trial in combination with the standard-of-care first-line regimen of atezolizumab and bevacizumab in patients with advanced or metastatic hepatocellular carcinoma, or HCC. The study has fully enrolled (targeting 40 patients in each arm), and we expect the initial data in the first half of 2023. Our second clinical program, TPST-1495, a dual antagonist of the EP2 and EP4 receptors of prostaglandin E2, is in an ongoing Phase 1 monotherapy and combination trial in solid tumors. We expect data from the TPST-1495 Phase 1 trial to be presented at a cancer conference in 2023, if accepted to present. Additionally, we have what we believe to be exciting third and fourth preclinical programs targeting the three prime repair exonuclease ("TREX-1") and a novel oncology drug target in a newly defined pathway, respectfully. Beyond these four ongoing programs, we plan to continue to leverage our drug development and company-building experience along with academic relationships to identify promising new targets that may feed new programs into our pipeline.

We have no products approved for commercial sale and have not generated any revenue from product sales. From inception to December 31, 2022, we have raised $164.4 million, through sales of our capital securities.

We have never been profitable and has incurred operating losses in each period since inception. Our net losses were $35.7 million and $28.3 million for the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022, we had an accumulated deficit of $135.8 million. Substantially all of the operating losses resulted from expenses incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to incur significant expenses and increasing operating losses for at least the next several years as we initiate and continue the clinical development of, and seek regulatory approval for, our product candidates and add personnel necessary to advance our pipeline of clinical-stage product candidates. In addition, operating as a publicly traded company will involve the hiring of additional financial and other personnel, upgrading our financial information and other systems, and incurring substantial costs associated with operating as a public company. We expect our operating losses will fluctuate significantly from quarter to quarter and year to year due to timing of clinical development programs and efforts to achieve regulatory approval.

As of December 31, 2022, we had cash and cash equivalents of $31.2 million. Our ability to fund continued development will require additional capital, and we intend to raise such capital through the issuance of additional debt or equity including in connection with potential merger opportunities, or through business development activities. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations. If we are unable to obtain adequate capital, we could be forced to cease operations.

Components of Results of Operations

Research and Development Expense

Research and development expenses represent costs incurred to conduct research and development, such as the development of our product candidates.

We recognize all research and development costs as they are incurred. Research and development expenses consist primarily of the following:

- Salaries, benefits and stock-based compensation;

- licensing costs;

- allocated occupancy;

- materials and supplies;

- contracted research and manufacturing;

- consulting arrangements; and

- other expenses incurred to advance our research and development activities.

The largest component of our operating expenses has historically been the investment in research and development activities. We expect research and development expenses will increase in the future as we advance our product candidates into and through clinical trials and pursues regulatory approvals, which will require a significant investment in costs of clinical trials, regulatory support and contract manufacturing and inventory build-up. In addition, we continue to evaluate opportunities to acquire or in-license other product candidates and technologies, which may result in higher research and development expenses due to license fee and/or milestone payments, as well as added clinical development costs.

The process of conducting clinical trials necessary to obtain regulatory approval is costly and time consuming. We may never succeed in timely developing and achieving regulatory approval for our product candidates. The probability of success of our product candidates may be affected by numerous factors, including clinical data, competition, manufacturing capability and commercial viability. As a result, we are unable to determine the duration and completion costs of our development projects or when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist of employee-related expenses, including salaries, benefits, travel and non-cash stock-based compensation, for our personnel in executive, finance and accounting, and other administrative functions, as well as fees paid for legal, accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expenses. Legal costs include general corporate legal fees and patent costs. We expect to incur additional expenses as a result of becoming a public company following completion of the merger, including expenses related to compliance with the rules and regulations of the SEC and Nasdaq, additional insurance, investor relations and other administrative expenses and professional services.

Other (Expense) Income , Net

Other (expense) income, net consists primarily of interest expense, interest income, and various income or expense items of a non-recurring nature.

Results of Operations

The following table summarizes our operating results for the years ended December 31, 2022 and 2021:

	2022		2021	
	(in thousands)			
Expenses:				
Research and development	$	22,527	$	17,166
General and administrative		12,113		9,820
Total expenses		34,640		26,986
Operating loss		(34,640)		(26,986)
Interest expense		(1,618)		(1,282)
Interest income and other income (expense), net		549		(34)
Provision for income taxes		—		—
Net loss	$	(35,709)	$	(28,302)

Research and Development

Our research and development expenses for the years ended December 31, 2022 and 2021 were primarily incurred in connection with our most advanced product candidates, TPST-1120 and TPST-1495. We typically have various early-stage research and drug discovery projects, as well as various potential product candidates undergoing clinical trials. Our internal resources, employees and infrastructure are not directly tied to any one research and drug discovery project and our resources are typically deployed across multiple projects. As such, we do not maintain information regarding these costs incurred for these early-stage research and drug discovery programs on a project specific basis.

	2022		2021	
	(in thousands)			
TPST-1120	$	5,927	$	5,497
TPST-1495		5,672		4,026
Preclinical and other		4,638		3,529
Total candidate specific research costs		16,237		13,052
Personnel and other costs		5,333		3,604
Stock-based compensation and depreciation		957		510
Total research and development expenses	$	22,527	$	17,166

Research and development expense increased by $5.3 million to $22.5 million for the year ended December 31, 2022. The following table summarizes our research and development expenses for the years ended December 31, 2022 and 2021:

	2022		2021	
	(in thousands)			
Research and development outside services	$	14,745	$	11,355
Compensation expense		4,084		2,869
Stock-based compensation expense		517		303
Consulting and professional services		1,448		1,634
Other expenses		1,733		1,005
Total research and development expense	$	22,527	$	17,166

The growth in total research and development expense of $5.3 million for the year ended December 31, 2022 was primarily attributable to expanded research and development efforts incurred from contract research organizations and third-party vendors, as well as compensation expenses due to an increase in employee headcount.

General and Administrative

General and administrative expenses increased by $2.3 million to $12.1 million for the year ended December 31, 2022. The increase was primarily due to an increase of $1.1 million in professional and consulting fees and an increase of $0.5 million in insurance expense.

Other Income (Expense), Net

For the year ended December 31, 2022 and 2021, other income (expense), net consisted of total interest expense of $1.6 million and $1.3 million, respectively, related to the Oxford Loan, and interest income of $612 thousand and $7 thousand, respectively.

Liquidity and Capital Resources

Overview

Since inception through December 31, 2022, our operations have been financed primarily by net cash proceeds from the sale of our common stock, convertible preferred stock and issuance of debt. As of December 31, 2022, we had $31.2 million in cash and cash equivalents and an accumulated deficit of $135.8 million. We expect that our research and development and general and administrative expenses will increase, and, as a result, we anticipate that we will continue to incur increasing losses in the foreseeable future.

We believe our cash and cash equivalents as of December 31, 2022 will fund our ongoing working capital, investing, and financing requirements for at least the next 12 months.

Loan Agreement with Oxford Finance

On January 15, 2021, we entered into a loan and security agreement with Oxford to borrow a term loan amount of $35.0 million to be funded in three tranches (the "Loan Agreement"). Tranche A of $15.0 million was funded on January 15, 2021. Tranche B of $10.0 million expired on March 31, 2022. Tranche C of $10.0 million is available at Oxford's option.

On December 23, 2022, the Company entered into a First Amendment to the Loan Agreement. The amendment modified the agreement as follows: (i) each of the Company and Millendo Therapeutics US, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Millendo"), were joined as co-borrowers under the Loan Agreement, (ii) the interest-only repayment period was extended through December 31, 2023 (which interest-only period may be further extended through June 30, 2024 under certain circumstances), and (iii) a security interest in the property of the Company, TempestTx and Millendo, including any intellectual property, was granted to the Lender. In addition, the Lender permitted a one-time prepayment in the amount of $5.0 million which the Company paid on December 23, 2022.

The term loan matures on August 1, 2025 and has an annual floating interest rate of 7.15% which is an Index Rate plus 7.10%. Index Rate is the greater of (i) 1-Month CME Term SOFR or (ii) 0.05%.

At-the-Market Offering

On July 23, 2021, we entered into a sales agreement (the "Sales Agreement") with Jefferies LLC (the "Agent"), pursuant to which we may sell, from time to time, up to an aggregate sales price of $100.0 million of our common stock through the Agent in a series of one or more ATM equity offerings.

PIPE Financing

In April 2022, we completed a private investment in public equity ("PIPE") financing from the sale of 3,149,912 shares of our common stock at a price per share of $2.36 and, in lieu of shares of common stock, pre-funded warrants to purchase up to 3,206,020 shares of our common stock at a price per pre-funded warrant of $2.359 to EcoR1 Capital, LLC and Versant Venture Capital (the "PIPE Investors"). Net proceeds from the PIPE financings totaled approximately $14.5 million, after deducting offering expenses. The pre-funded warrants provide that the holder will not have the right to exercise any portion of its warrants if such holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the Company's common stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Limitation"); provided, however, that the holder may increase or decrease the Beneficial Ownership Limitation by giving 61 days' notice, but not to any percentage in excess of 19.99%. We entered into a registration rights agreement (the "Registration Rights Agreement") with the PIPE Investors pursuant to which we filed a registration statement with the SEC registering the resale of the 3,149,912 shares common stock and the 3,206,020 shares of common stock underlying the pre-funded warrants issued in the PIPE financing.

Cash Flows

The following table summarizes our cash flows for the years ended December 31, 2022 and 2021:

	2022	2021
	(in thousands)	
Cash used in operating activities	$ (31,072)	$ (25,957)
Cash used in investing activities	(562)	(97)
Cash provided by financing activities	11,403	59,063
Net increase (decrease) in cash and cash equivalents	$ (20,231)	$ 33,009

Cash flows from operating activities

Cash used in operating activities for the year ended December 31, 2022 was $31.1 million, consisting of a net loss of $35.7 million, add back of non-cash adjustments for depreciation, stock-based compensation, non-cash operating lease expense and other non-cash items totaling $3.8 million, plus changes in operating assets and liabilities of $0.9 million.

Cash used in operating activities for the year ended December 31, 2021 was $26.0 million consisting of a net loss of $28.3 million, add back of non-cash adjustments for depreciation, stock-based compensation, non-cash operating lease expense offset by other non-cash items totaling $3.0 million, less changes in operating assets and liabilities of $0.6 million.

Cash flows from investing activities

Cash used in investing activities for the years ended December 2022 and 2021 was related to purchases of property and equipment, primarily related to office, laboratory and computer equipment.

Cash flows from financing activities

Cash provided by financing activities for the year ended December 31, 2022 was $11.4 million, primarily related to proceeds from the issuance of common stock of $8.9 million and pre-funded warrants of $7.3 million related to the PIPE financing, offset by $4.7 million used in the partial repayment of our loan with Oxford.

Cash provided by financing activities for the year ended December 31, 2021 was $59.1 million consisting of (i) proceeds from Oxford Loan of $14.9 million (net of issuance costs), (ii) issuance of common stock of $30.0 million concurrent with closing of the merger and (iii) cash of $17.0 million brought over by Millendo as a result of the merger, offset by payment of reverse recapitalization costs of $6.4 million.

Funding Requirements

We believe that our available cash and cash equivalents are sufficient to fund existing and planned cash requirements. Our primary uses of capital are, and we expect will continue to be, compensation and related expenses, third-party clinical research and development services, clinical costs, legal and other regulatory expenses and general overhead costs. We have based our estimates on assumptions that may prove to be incorrect, and we could use our capital resources sooner than we currently expect.

Our future funding requirements will depend on many factors, including the following:

- the costs associated with the scope, progress and results of discovery, preclinical development, laboratory testing and clinical trials for our product candidates;

- the costs associated with the manufacturing of our product candidates;

- the costs related to the extent to which we enter into partnerships or other arrangements with third parties to further develop our product candidates;

- the costs and fees associated with the discovery, acquisition or in-license of product candidates or technologies;

- our ability to establish collaborations on favorable terms, if at all;

- the costs of future commercialization activities, if any, including product sales, marketing, manufacturing and distribution, for any of our product candidates for which we receive marketing approval;

- revenue, if any, received from commercial sales of our product candidates, should any of our product candidates receive marketing approval; and

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending intellectual property-related claims.

Further, our operating plan may change, and we may need additional funds to meet operational needs and capital requirements for clinical trials and other research and development expenditures. Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical studies.

Material Cash Requirements

We expect our expenses to increase in connection with our ongoing development activities, particularly as we continue the research, development and clinical trials of, and seek regulatory approval for, our product candidates. In addition, subject to obtaining regulatory approval for our product candidates, we anticipate that we will need substantial additional funding in connection with our continuing operations.

Our material cash requirements as of December 31, 2022 primarily relate to the maturities of the principal obligations under our long-term debt, operating leases for office space, trade payables, and accrued expenses. As of December 31, 2022, we have $7.2 million payable within 12 months.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, we expect to finance our future cash needs primarily through the issuance of additional equity, borrowings and strategic alliances with partner companies. To the extent that we raise additional capital through the issuance of additional equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of existing stockholders. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or

terminate our product development or commercialization efforts or grant rights to develop and market product candidates to third parties that we would otherwise prefer to develop and market ourself.

Critical Accounting Policies and Estimates

Our Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses. On an ongoing basis, we evaluate these estimates and judgments. We base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities and the recording of expenses that are not readily apparent from other sources. Actual results may differ materially from these estimates. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

Research and Development Expenses

We record accrued expenses for estimated costs of our research and development activities conducted by third-party service providers, which include the conduct of preclinical studies and clinical trials and contract manufacturing activities. We record the estimated costs of research and development activities based upon the estimated amount of services provided but not yet invoiced, and we include these costs in accrued liabilities in the consolidated balance sheets and within research and development expense in the consolidated statements of operations. These costs are a significant component of our research and development expenses. We record accrued expenses for these costs based on the estimated amount of work completed and in accordance with agreements established with these third parties.

We estimate the amount of work completed through discussions with internal personnel and external service providers as to the progress or stage of completion of the services and the agreed-upon fee to be paid for such services. We make significant judgments and estimates in determining the accrued balance in each reporting period, which includes gathering information from multiple sources. In certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the timing and pattern of vendor invoicing did not correspond to the level of services provided and invoicing from clinical study sites and other vendors may not yet be available to us. As actual costs become known, we adjust our accrued estimates. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed, the number of patients enrolled and the rate of patient enrollment may vary from our estimates and could result in us reporting amounts that are too high or too low in any particular period. Our accrued expenses are dependent, in part, upon the receipt of timely and accurate reporting from clinical research organizations and other third-party service providers.

Stock-Based Compensation

We recognize noncash stock-based compensation expense related to stock-based awards to employees, non-employees and directors, including stock options, based on the fair value on the grant date using the Black-Scholes option pricing model. The related stock-based compensation is recognized as expense on a straight line-basis over the employee's, non-employee's or director's requisite service period (generally the vesting period). Noncash stock compensation expense is based on awards ultimately expected to vest and is reduced by any forfeitures as they occur.

In determining the fair value of stock options, we use the Black-Scholes option-pricing model and assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment to determine.

Expected Term—Our expected term represents the period that the stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term) for employee options.

Expected Volatility—The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as we did not have any trading history for our common stock. We will continue to analyze the historical stock price volatility and expected term assumption as more historical data for our common stock becomes available.

Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option.

Expected Dividend—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we use an expected dividend yield of zero.

Recent Accounting Pronouncements

See Note 2 to our Consolidated Financial Statements for a description of recent accounting pronouncements applicable to our Consolidated Financial Statements.

Smaller Reporting Company Status

We are a smaller reporting company as defined in the Securities Exchange Act of 1934, as amended. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) our voting and non-voting common stock held by nonaffiliates is less than $250.0 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required for smaller reporting companies.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

TEMPEST THERAPEUTICS, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Tempest Therapeutics, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Tempest Therapeutics, Inc. (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accrued research and development expenses

Description of the Matter

As described in Note 2 to the financial statements under the caption "Research and development expenses and accrued research and development", the Company records the cost of research and development activities as they are incurred. The Company estimates preclinical studies and clinical trial expenses based on the services performed pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on the Company's behalf. Service fees are accrued based on the Company's estimates of the time period over which services will be performed and the level of effort to be expended in each period. These estimates are based on communications with the third-party service providers, the Company's estimates of accrued expenses and on information available at each balance sheet date. As of December 31, 2022, the Company's accrued clinical trial liability was $2.2 million.

Auditing the Company's accrual for research and development expenses was challenging because of the estimation involved in determining the accrual balance, which included information that was accumulated from multiple sources. In certain circumstances, the determination of the nature and level of services that have been received during the reporting period requires judgment because the timing and pattern of vendor invoicing did not correspond to the level of services provided and invoicing from clinical study sites and other vendors may not yet be available to management.

How We Addressed the Matter in Our Audit

To test the accrued research and development expenses, our audit procedures included, among others, testing the completeness and accuracy of the underlying data used in the estimate, including, but not limited to, estimated project duration, research and manufacturing services incurred to date and terms of contractual arrangements. To assess the reasonableness of the data, we corroborated the progress of the clinical trials with Company research and development personnel and obtained third-party evidence supporting the activities performed to date. We recalculated the accrual based on executed contracts with the clinical research organizations, contract manufacturing organizations, clinical study sites and collaboration partners. We also tested subsequent invoicing received from third parties to assess the impact to the accrual at the balance sheet date and compared that to the Company's estimates.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2021.

Chicago, Illinois
March 22, 2023

Tempest Therapeutics, Inc.

Consolidated Balance Sheets

(in thousands, except share and per share amounts)

		As of December 31,		
		2022		**2021**
Assets				
Current assets:				
Cash and cash equivalents	$	31,230	$	51,829
Insurance recovery of legal settlement		450		15,000
Prepaid expenses and other current assets		1,270		2,134
Total current assets		32,950		68,963
Property and equipment — net		1,060		1,113
Operating lease right-of-use assets		11,650		3,051
Other noncurrent assets		429		111
Total assets	$	46,089	$	73,238
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	1,108	$	991
Accrued legal settlement		450		15,000
Accrued expenses		2,961		1,589
Current operating lease liabilities		1,413		1,442
Accrued compensation		1,248		912
Interest payable		97		92
Total current liabilities		7,277		20,026
Loan payable (net of discount and issuance costs of $454 and $756, respectively)		10,371		15,069
Operating lease liabilities, less current portion		10,330		2,026
Total liabilities		27,978		37,121
Commitments and contingencies (Note 6)				
Stockholders' equity:				
Common stock, $0.001 par value; 100,000,000 shares authorized; 10,518,539 and 6,910,324 shares issued and outstanding at December 31, 2022 and 2021, respectively		11		7
Additional paid-in capital		153,872		136,173
Accumulated deficit		(135,772)		(100,063)
Total stockholders' equity		18,111		36,117
Total liabilities and stockholders' equity	$	46,089	$	73,238

See accompanying Notes to Consolidated Financial Statements

Tempest Therapeutics, Inc.

Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	Years Ended December 31,		
	2022		**2021**
Operating expenses:			
Research and development	$ 22,527	$	17,166
General and administrative	12,113		9,820
Loss from operations	(34,640)		(26,986)
Other income (expenses), net:			
Interest expense	(1,618)		(1,282)
Interest income and other income (expenses), net	549		(34)
Total other income (expenses), net	(1,069)		(1,316)
Provision for income taxes	—		—
Net loss	$ (35,709)	$	(28,302)
Net loss per share of common stock and pre-funded warrants, basic and diluted	$ (3.09)	$	(7.47)
Weighted-average shares of common stock and pre-funded warrants outstanding, basic and diluted	11,548,907		3,790,303

See accompanying Notes to Consolidated Financial Statements

Tempest Therapeutics, Inc.

Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)

| | Common Stock | | Additional Paid-In | Deficit | Total Stockholders' |
	Shares	Amount	Capital	Accumulated	Equity (Deficit)
BALANCE — January 1, 2021	498,269	$ 1	$ 2,967	$ (71,761)	$ (68,793)
Exercise of stock options	33,127	—	139	—	139
Vesting of early exercised stock options	28,196	—	133	—	133
Conversion of preferred stock to common stock	3,692,912	4	86,703	—	86,707
Issuance of common stock for cash, net of issuance cost of $446	1,388,374	1	33,473	—	33,474
Share-based compensation	—	—	1,105	—	1,105
Reverse recapitalization transaction costs	—	—	(6,420)	—	(6,420)
Issuance of common stock to Millendo shareholders	1,269,446	1	18,000	—	18,001
Issuance of common stock warrants			73		73
Net loss	—	—	—	(28,302)	(28,302)
BALANCE — December 31, 2021	6,910,324	$ 7	$ 136,173	$ (100,063)	$ 36,117
Exercise of stock options	—	—	—	—	—
Issuance of common stock for cash, net of issuance cost of $489	3,608,215	4	8,857	—	8,861
Share-based compensation	—	—	1,561	—	1,561
Issuance of pre-funded warrants, net of issuance cost $283	—	—	7,281	—	7,281
Net loss	—	—	—	(35,709)	(35,709)
BALANCE — December 31, 2022	10,518,539	$ 11	$ 153,872	$ (135,772)	$ 18,111

See accompanying Notes to Consolidated Financial Statements

Tempest Therapeutics, Inc.

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Operating activities:		
Net loss	$ (35,709)	$ (28,302)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	638	374
Stock-based compensation expense	1,561	1,105
Noncash lease expense	1,176	896
Noncash interest and other expense, net	394	583
Changes in operating assets and liabilities:		
Prepaid expenses and other assets	915	(179)
Accounts payable	1	(209)
Accrued expenses and other liabilities	1,709	723
Interest payable	(256)	92
Operating lease liabilities	(1,501)	(1,040)
Cash used in operating activities	(31,072)	(25,957)
Investing activities:		
Purchase of property and equipment	(562)	(135)
Repayment of related party note receivable	—	38
Cash used in investing activities	(562)	(97)
Financing activities:		
Proceeds from the issuance of common stock, net of issuance costs	8,861	33,425
Proceeds from issuance of pre-funded warrants, net of issuance costs	7,281	—
Repayment of loan	(4,739)	—
Borrowings on loan payable	—	15,000
Payment of loan issuance costs	—	(95)
Cash acquired in connection with reverse recapitalization	—	17,045
Payment of reverse recapitalization transaction costs	—	(6,420)
Proceeds from option exercises	—	108
Cash provided by financing activities	11,403	59,063
Net increase in cash and cash equivalents	(20,231)	33,009
Cash, cash equivalents and restricted cash at beginning of period	51,829	18,820
Cash, cash equivalents and restricted cash at end of period	31,598	51,829
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 1,539	$ 953
Cash paid for income taxes	$ 18	
Operating lease right-of-use assets recognized in exchange for lease liabilities	$ 10,660	
Non-cash operating activities: Lease modification	$ 884	$ —
Non-cash investing activities: Property and equipment in accounts payable	$ 93	$ 78
Non-cash financing activities:		
Vesting of early exercise stock options	$ —	$ 136
Issuance of common stock for license agreement	$ —	$ 49

See accompanying Notes to Consolidated Financial Statements

Tempest Therapeutics, Inc.

Notes to Consolidated Financial Statements

As of and For the Years Ended December 31, 2022 and 2021

(In Thousands, Except Share and Per Share Amount)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Description of Business

Tempest Therapeutics, Inc. ("Tempest," or the "Company") is a clinical-stage oncology company advancing small molecules that combine both tumor-targeted and immune-mediated mechanisms with the potential to treat a wide range of tumors. The Company's two novel clinical programs are TPST-1120 and TPST-1495, antagonists of PPARα and EP2/EP4, respectively. Both programs are advancing through clinical trials designed to study the agents as monotherapies and in combination with other approved agents. Tempest is also developing an orally available inhibitor of TREX-1, a target that controls activation of the cGAS/STING pathway. Tempest is headquartered in Brisbane, California.

Merger with Millendo—On March 29, 2021, TempestTx, Inc. ("Private Tempest") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Millendo Therapeutics, Inc. ("Millendo").

Concurrent with the execution and delivery of the Merger Agreement, Private Tempest entered into funding agreements with certain investors named therein, pursuant to which the investors agreed to purchase, in the aggregate, $30.0 million of common stock of Private Tempest, convertible into securities of Millendo.

On June 25, 2021, Private Tempest completed the merger with Millendo in accordance with the Merger Agreement. Prior to the effective time of the merger, Millendo effected a 1-for-15 reverse stock split, and right after the merger, Millendo changed its name to Tempest Therapeutics, Inc. Under the terms of the Merger Agreement, immediately prior to the effective time of the merger, each share of Private Tempest's preferred stock was converted into a share of Private Tempest's common stock. At closing of the merger, the Company issued an aggregate of approximately 5,365,899 shares of its common stock to Private Tempest stockholders, based on an exchange ratio of 0.0322 shares of the Company's common stock for each share of Private Tempest common stock outstanding immediately prior to the merger, including those shares of common stock issued upon conversion of the Private Tempest preferred stock, resulting in approximately 6,635,345 shares of the Company's common stock being issued and outstanding immediately following the effective time of the merger. The Company also assumed all of the outstanding and unexercised stock options and warrants to purchase shares of Private Tempest capital stock. The assumed options continue to be governed by the terms of the 2011 and 2017 Equity Incentive Plans (as discussed more in Note 9) under which the options were originally granted, with such options hence forth representing the right to purchase a number of shares of the Company's common stock equal to 0.0322 multiplied by the number of shares of Private Tempest common stock previously represented by such options.

The merger was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles ("GAAP"). Under this method of accounting, Private Tempest was be deemed to be the accounting acquirer for financial reporting purposes. This determination was primarily based on the expectation that, immediately following the merger: (i) Private Tempest stockholders would own a substantial majority of the voting rights; (ii) Private Tempest would designate a substantial majority of the initial members of the board of directors of the combined company; (iii) Private Tempest's executive management team would become the management of the combined company; and (iv) the combined company would be named Tempest Therapeutics, Inc. Accordingly, for accounting purposes, the merger was treated as the equivalent of Tempest issuing stock to acquire the net assets of Millendo. As a result of the merger, the net assets of Millendo were recorded at their acquisition-date fair value in the financial statements of Private Tempest and the reported operating results prior to the merger will be those of

Private Tempest. Historical per share figures of Private Tempest have been retroactively restated based on the exchange ratio of 0.0322.

Liquidity and Management Plans

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has incurred operating losses since inception. As of December 31, 2022, we had cash and cash equivalents of $31.2 million. Our ability to fund continued development will require additional capital, and we intend to raise such capital through the issuance of additional debt or equity including in connection with potential merger opportunities, or through business development activities. Our ability to continue as a going concern is dependent upon our ability to successfully accomplish these plans and secure sources of financing and ultimately attain profitable operations. If we are unable to obtain adequate capital, we could be forced to cease operations.

On April 29, 2022, the Company completed a private investment in public equity ("PIPE") financing from the sale of 3,149,912 shares of its common stock at a price per share of $2.36 and, and in lieu of shares of common stock, pre-funded warrants to purchase up to 3,206,020 shares of its common stock at a price per pre-funded warrant of $2.359 to EcoR1 Capital, LLC and Versant Venture Capital (the "PIPE Investors"). Net proceeds from the PIPE financings totaled approximately $14.5 million, after deducting offering expenses. The Company entered into a registration rights agreement (the "Registration Rights Agreement") with the PIPE Investors pursuant to which the Company filed a registration statement with the SEC registering the resale of the 3,149,912 shares common stock and the 3,206,020 shares of common stock underlying the pre-funded warrants issued in the PIPE financing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying Consolidated Financial Statements have been prepared in accordance with US generally accepted accounting principles ("GAAP") and necessarily include amounts based on estimates and assumptions by management.

Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to research and development accruals, recoverability of long-lived assets, right-of-use assets, lease obligations, stock-based compensation and income taxes uncertainties and valuation allowances. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

Segment Information—The Company operates and manages its business as one reportable and operating segment, which is the business of discovery and development of small molecule drugs to treat cancers. All assets and operations are in the U.S. The Company's Chief Executive Officer, who is the chief operating decision maker, reviews financial information on an aggregate basis for purposes of allocating resources and evaluating financial performance.

Risks and Uncertainties—The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, protection of proprietary technology, dependence on key personnel, reliance on single-source vendors, availability of raw materials, patentability of the Company's products and processes and clinical efficacy and safety of the Company's products under development, compliance with government regulations and the need to obtain additional financing to fund operations. Product candidates currently under development will require significant additional research and development efforts, including extensive preclinical studies, clinical trials and regulatory approval, prior to commercialization. These efforts will require significant amounts of additional capital, adequate personnel infrastructure and extensive compliance and reporting. The Company's product

candidates are still in development and, to date, none of the Company's product candidates have been approved for sale and, therefore, the Company has not generated any revenue from product sales. There can be no assurance that the Company's research and development will be successfully completed, that adequate protection for the Company's intellectual property will be obtained or maintained, that any products developed will obtain necessary government regulatory approval or that any approved products will be commercially viable. Even if the Company's product development efforts are successful, it is uncertain when, if ever, the Company will generate revenue from product sales. The Company operates in an environment of rapid technological change and substantial competition from other pharmaceutical and biotechnology companies. In addition, the Company is dependent upon the services of its employees, consultants and other third parties.

Concentration of Credit Risk—Financial instruments, which potentially subject the Company to concentration of risk, consist principally of cash and money market fund. All of the Company's cash and money market fund are deposited in accounts with a major financial institution in excess of federally insured limits. The Company is exposed to credit risk in the event of default by the financial institutions holding its cash and cash equivalents to the extent recorded in the balance sheets. While the Company has not experienced any losses in such accounts, the recent failure of Silicon Valley Bank (SVB), at which the Company held cash and cash equivalents in multiple accounts, exposed the Company to significant credit risk prior to the completion by the Federal Deposit Insurance Corporation of the resolution of SVB in a manner that fully protected all depositors. The Company had subsequently transferred its accounts to one or more alternate depository institutions. The Company has no off-balance sheet concentrations of credit risk, such as foreign currency exchange contracts, option contracts or other hedging arrangements.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with original maturities of 90 days or less at acquisitions to be cash equivalents. As of December 31, 2022 and 2021, the Company's cash and cash equivalents consisted of bank deposits and money market funds.

Leases—The Company determines if an arrangement is a lease at contract inception. A lease exists when a contract conveys to the customer the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The definition of a lease embodies two conditions: (1) there is an identified asset in the contract that is land or a depreciable asset (i.e., property, plant, and equipment), and (2) the customer has the right to control the use of the identified asset.

The lease liabilities are initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. When readily determinable, the Company uses the implicit rate in determining the present value of lease payments. When leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date, including the lease term.

The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. For operating leases, the ROU asset is subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Property and Equipment—Property and equipment is recorded at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. Upon disposal of an asset, the related cost and accumulated depreciation are removed from the asset accounts and any resulting gain or loss is included in the consolidated statements of operations. Repair and maintenance costs are expensed as incurred, whereas major improvements are capitalized as additions to property and equipment. The estimated useful lives of the Company's respective assets are as follows:

Computer equipment and software	3 years
Furniture and fixtures	7 years
Laboratory equipment	5 years
Leasehold improvements	Shorter of the useful life of the asset or the life of the lease

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment if events or circumstances indicate the carrying amount of these assets may not be recoverable. If this review indicates that these assets will not be recoverable, based on the forecasted undiscounted future operating cash flows expected to result from the use of long-lived assets and their eventual disposition, the Company's carrying value of the long-lived assets is reduced to fair value based on a discounted future cash flow approach or quoted market values.

Research and Development Expenses and Accrued Research and Development—Research and development expenses are charged to expense as incurred. Research and development expenses include certain payroll and personnel expenses including stock-based compensation, laboratory supplies, consulting costs, external contract research and development expenses and facility or lease expenses. In-licensing fees and other costs to acquire technologies that are utilized in research and development, and that are not expected to have alternative future use, are expensed when incurred. Advance payments for goods or services for future research and development activities are deferred and expensed as the goods are delivered or the related services are performed.

The Company estimates preclinical studies and clinical trial expenses based on the services performed pursuant to contracts with research institutions and clinical research organizations that conduct and manage preclinical studies and clinical trials on the Company's behalf. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. These estimates are based on communications with the third-party service providers, the Company's estimates of accrued expenses and on information available at each balance sheet date. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. The estimates are trued up to reflect the best information available at the time of the financial statement issuance. Although the Company does not expect its estimates to be materially different from amounts actually incurred, the Company's estimate of the status and timing of services performed relative to the actual status and timing of services performed may vary.

Patent Costs—Costs related to filing and pursuing patent applications are expensed as incurred, as recoverability of such expenditures is uncertain. These patent-related legal costs are reported as a component of general and administrative expenses.

General and Administrative Expenses—General and administrative costs are expensed as incurred and include employee-related expenses including salaries, benefits, travel and stock-based compensation for the Company's personnel in executive, finance and accounting, and other administrative functions, as well as fees paid for legal, accounting and tax services, consulting fees and facilities costs not otherwise included in research and development expenses. Legal costs include general corporate legal fees and patent costs.

Fair Value Measurements—Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The carrying amounts of the Company's financial instruments approximate fair value due to their short-term maturities.

Stock-Based Compensation Expense—The Company accounts for stock-based compensation by measuring and recognizing compensation expense for all share-based payments made to employees, directors and non-employees based on estimated grant-date fair values. The Company uses the straight-line method to allocate compensation cost to reporting periods over each optionee's requisite service period, which is generally the vesting period.

The Company estimates the fair value of stock options to employees, directors and non-employees using the Black-Scholes option-valuation model. The Black-Scholes model requires the input of subjective assumptions, including expected volatility, expected dividend yield, expected term, risk-free rate of return, and the fair value of the underlying common stock on the date of grant. Due to the lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The historical volatility is calculated based on a period of time commensurate with the expected term assumption. The group of representative companies have characteristics similar to the Company, including stage of product development and focus on the life science industry. The

Company uses the simplified method to calculate the expected term for options granted to employees as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting tranche for awards with graded vesting. The mid-point between the vesting date and the maximum contractual expiration date is used as the expected term under this method. For awards with multiple vesting-tranches, the times from grant until the mid-points for each of the tranches may be averaged to provide an overall expected term. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company uses an assumed dividend yield of zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. The Company accounts for forfeitures as they occur.

Net Loss per Share Attributable to Common Stockholders—The Company follows the two-class method when computing net loss per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net loss per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income available to common stockholders for the period to be allocated between common and participating securities based upon their respective rights to receive dividends as if all income for the period had been distributed.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net loss attributable to common stockholders is computed by adjusting net loss attributable to common stockholders to reallocate undistributed earnings based on the potential impact of dilutive securities.

Diluted net loss per share attributable to common stockholders is computed by dividing the diluted net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares. For purpose of this calculation, outstanding stock options, convertible preferred stock and warrants to purchase shares of convertible preferred stock are considered potential dilutive common shares.

Income Taxes—The Company accounts for income taxes using the asset and liability method. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. As of December 31, 2022 and 2021, the Company has recorded a full valuation allowance on its deferred tax assets.

Tax benefits related to uncertain tax positions are recognized when it is more likely than not that a tax position will be sustained during an audit. Interest and penalties related to unrecognized tax benefits are included within the provision for income tax.

3. MILLENDO MERGER

As described in Note 1, Private Tempest merged with the Company on June 25, 2021. The merger was accounted for as a reverse recapitalization with Private Tempest as the accounting acquirer. The primary pre-combination assets of Millendo were cash, cash equivalents and restricted cash. Under reverse recapitalization accounting, the assets and liabilities of Millendo were recorded at their fair value which approximated book value due to the short-term nature of the instruments. No goodwill or intangible assets were recognized. Consequently, the Condensed Consolidated Financial Statements of Tempest reflect the operations of Millendo for accounting purposes together with a deemed issuance of shares, equivalent to the shares held by the former stockholders of the legal acquirer and a recapitalization of the equity of the accounting acquirer.

As part of the reverse recapitalization, the Company obtained approximately $17.0 million of cash, cash equivalents and restricted cash. The Company also obtained prepaids and other assets of approximately $1.4 million and assumed payables and accruals of approximately $0.5 million. The Company also acquired the operating lease right-of-use asset of $2.1 million and the related operating lease liability of $2.1 million. All of the development programs and associated collaboration arrangements were terminated prior to the merger and were deemed to have no value at the transaction date and the Company has since wound down the legacy Millendo operations.

4. FAIR VALUE MEASUREMENTS

The following tables present the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis (in thousands):

	As of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 31,230	$ —	$ —	$ 31,230
Total	$ 31,230	$ —	$ —	$ 31,230

	As of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$ 51,829	$ —	$ —	$ 51,829
Total	$ 51,829	$ —	$ —	$ 51,829

5. BALANCE SHEET ITEMS

Prepaid expenses and other current asset consist of the following as of December 31, 2022 and 2021 (in thousands):

	2022	2021
Prepaid expenses	$ 703	$ 949
Prepaid research and development costs	304	632
Other current assets	263	553
Total	$ 1,270	$ 2,134

Property and equipment, net, consists of the following as of December 31, 2022 and 2021 (in thousands):

	2022	2021
Computer equipment and software	$ 168	$ 156
Furniture and fixtures	310	193
Lab equipment	1,061	748
Leasehold improvements	882	840
Property and equipment	2,421	1,937
Less accumulated depreciation	(1,361)	(824)
Property and equipment—net	$ 1,060	$ 1,113

Depreciation expense for the years ended December 31, 2022 and 2021 were $638 and $374, respectively.

Accrued liabilities as of December 31, 2022 and 2021 consist of the following (in thousands):

	2022	2021
Accrued other liabilities	$ 756	$ 748
Accrued clinical trial liability	2,205	841
Total	$ 2,961	$ 1,589

6. COMMITMENTS AND CONTINGENCIES

Facilities Lease Agreements—In February 2019, the Company entered into a 5-year office lease agreement for a 9,780 square feet facility in South San Francisco, California. The original lease term expires on February 29, 2024. In June 2022, the lease was amended to terminate early on January 31, 2023. The amendment was not accounted for as a separate contract and the lease liability and the right-of-use asset were remeasured on the lease modification date.

As a result of the merger with Millendo, the Company assumed Millendo's noncancelable operating leases for office space which have remaining lease terms of approximately 1.2 years. In February 2019 and October 2018, Millendo entered into two noncancellable operating leases for office space in Ann Arbor, Michigan ("Ann Arbor Leases"), one that Millendo took possession of in April 2019 and the other that Millendo took possession of in July 2019, respectively. One of its leases in Ann Arbor, Michigan expires in June 2024 and the other expires in March 2024.

In January 2022, the Company entered into a new 8-year office lease agreement for a 20,116 square feet facility in Brisbane, California ("Brisbane Lease"). The lease commenced in December 2022.

As of December 31, 2022 and 2021, the balance of the operating lease right of use assets were $11,650 and $3,051, respectively, and the related operating lease liability were $11,744 and $3,468, respectively, as shown in the accompanying consolidated balance sheets.

Rent expense was $1,445 and $1,039 for the years ended December 31, 2022 and 2021, respectively.

As of December 31, 2022, future minimum annual lease payments under the Company's operating lease liabilities were as follows:

Year Ending	Total Commitment (in thousands)
2023	$ 2,613
2024	2,100
2025	1,861
2026	1,926
2027	1,994
2028 and beyond	6,410
Total minimum lease payments	16,904
Less: imputed interest	(5,161)
Present value of operating lease obligations	11,743
Less: current portion	(1,413)
Noncurrent operating lease obligations	$ 10,330

Related to this Brisbane Lease agreement, the Company entered into a letter of credit with a bank to deposit $368 in a separate account that is restricted cash to serve as security rent deposit. This amount is included in other noncurrent assets in the accompanying Consolidated Balance Sheets as of December 31, 2022.

Guarantees and Indemnifications—In the normal course of business, the Company enters into agreements that contain a variety of representations and provide for general indemnification. The Company's exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. As of December 31, 2022 and 2021, the Company does not have any material indemnification claims that were probable or reasonably possible and consequently has not recorded related liabilities.

Legal Proceedings—Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. As a result of the merger with Millendo, the Company is party to various litigation matters given Millendo's role as successor to OvaScience, Inc. ("OvaScience"). OvaScience merged with Millendo in 2018. Prior to the merger with Millendo, OvaScience was sued in three matters that are disclosed below.

On November 9, 2016, a purported shareholder derivative action was filed in Massachusetts State court (Cima v. Dipp) against OvaScience and certain former officers and directors of OvaScience and OvaScience alleging breach of fiduciary duties, unjust enrichment, abuse of control, gross mismanagement and waste of corporate assets for purported actions related to OvaScience's January 2015 follow-on public offering. As of September 12, 2022, the parties have reached an agreement in principle and have executed a term sheet in connection with a settlement. On September 13, 2022, the parties filed a joint motion to stay the case pending settlement. On September 15, 2022, the court issued a 90-day nisi order. On December 14, 2022, the court extended that order for 60 days to February 20, 2023. The parties have now reached an agreement on all of the material settlement terms and informed the court of this in a joint status update and request for extension of the order until March 22, 2023. On February 17, 2023, the court extended the order until March 22, 2023 and set a court appearance for March 23, 2023. The parties are currently working on the settlement documentation. Any final settlement is subject to Court approval.

On March 24, 2017, a purported shareholder class action lawsuit was filed in Massachusetts Federal court (Dahhan v. OvaScience, Inc.) against OvaScience and certain former officers of OvaScience alleging violations of Sections 10(b) and 20(a) of the Exchange Act (the "Dahhan Action"). On March 4, 2022, the parties filed a motion to preliminarily approve a settlement of the action. The settlement amount of $15 million was funded entirely by insurance. All defendants expressly deny liability. On April 1, 2022, the Court preliminarily approved the settlement. On December 20, 2022, the Court entered final approval of the settlement and dismissed the Dahhan Action with prejudice. The settlement included a release of all claims against the defendants. The settlement included a release of all claims against the defendants thus no liability and $15 million related to this

matter was recorded in our Condensed Consolidated Balance Sheets as of December 31, 2022 and December 31, 2021, respectively.

On July 27, 2017, a purported shareholder derivative complaint was filed in Massachusetts Federal court (Chiu v. Dipp) against OvaScience and certain former officers and directors of OvaScience alleging breach of fiduciary duties, unjust enrichment and violations of Section 14(a) of the Exchange Act. related to OvaScience's January 2015 follow-on public offering and other public statements concerning OvaScience's AUGMENT treatment. Following the Court's dismissal of an amended complaint, the parties agreed that plaintiffs could file a second amended complaint and that the case would be stayed pending the resolution of the Dahhan Action. In May 2018, the court entered an order staying this case pending the resolution of the Dahhan Action. As of September 12, 2022, the parties have reached an agreement in principle and have executed a term sheet in connection with the settlement. On February 14, 2023, the parties informed the court that, subject to court approval, they had reached an agreement to settle Chiu v. Dipp as well Cima v. Dipp. The parties requested a 90-day stay in order for the parties to present the settlement to the state court in Cima v. Dipp first. On February 16, 2023, the court granted the 90-day stay. The parties are currently working on the settlement documentation. Any final settlement is subject to Court approval.

7. LOAN PAYABLE

On January 15, 2021, the Company entered into a loan agreement with Oxford Finance LLC (the "Lender")to borrow a term loan amount of $35,000 to be funded in three tranches. Tranche A of $15,000 was wired to the Company on January 15, 2021. Tranche B of $10,000 expired on March 31, 2022. Tranche C of $10,000 is available at the Lender's option.

On December 23, 2022, the Company entered into a First Amendment to the loan agreement. The amendment modified the agreement as follows: (i) each of the Company and Millendo Therapeutics US, Inc., a Delaware corporation and wholly owned subsidiary of the Company ("Millendo"), were joined as co-borrowers under the Loan Agreement; (ii) the interest-only repayment period was extended through December 31, 2023 (which interest-only period may be further extended through June 30, 2024 under certain circumstances); and (iii) a security interest in all of the assets of the Company, TempestTx and Millendo, including any intellectual property, was granted to the Lender. In addition, the Lender permitted a one-time prepayment in the amount of $5.0 million, which the Company paid on December 23, 2022.

Following the amendment to the loan agreement, the term loan matures on August 1, 2025 and has an annual floating interest rate of 7.15% which is an Index Rate plus 7.10%. Index Rate is the greater of (i) 1-Month CME Term SOFR or (ii) 0.05%. Monthly principal payments of $513 will begin on January 1, 2024. Related to this borrowing, the Company recorded loan discounts totaling $898 and paid $95 of debt issuance costs. These amounts would be amortized as additional interest expense over the life of the loan. As of December 31, 2022, the balance of the loan payable (net of debt issuance costs) was $10.4 million. The carrying value of the loan approximates fair value (Level 2).

For the year ended December 31, 2022 and 2021, total interest expense was $1,618 and $1,282, respectively.

8. STOCKHOLDERS' EQUITY

Convertible Preferred Stock

Prior to the merger with Millendo on June 25, 2021, Private Tempest had issued and outstanding convertible preferred stock. The authorized, issued and outstanding shares of the convertible preferred stock and liquidation preferences of Private Tempest as of December 31, 2020 and June 24, 2021 were as follows (in thousands, except share and per share amounts):

Series	Shares Authorized	Shares Issued and Outstanding	Per Share Liquidation Preference	Aggregate Liquidation Amount	Proceeds Net of Issuance Cost	Net Carrying Value
Series A	17,000,000	17,000,000	$ 1.00	$ 17,000	$ 16,982	$ 16,982
Series B	25,186,738	25,186,738	1.00	25,187	24,943	12,235
Series B-1	93,749,993	72,499,993	0.80	58,000	57,489	57,489
Total	135,936,731	114,686,731		$ 100,187	$ 99,414	$ 86,706

Common Stock

Upon completion of the merger on June 25, 2021, the Company issued an aggregate of approximately 5,365,899 shares of its common stock to Private Tempest stockholders, based on an exchange ratio of 0.0322 shares of the Company's common stock for each share of Private Tempest common stock outstanding immediately prior to the merger, including those shares of common stock issued upon conversion of the Private Tempest preferred stock (3,692,912 common shares) and those shares of common stock issued with its pre-merger financing of $30.0 million (1,136,849 common shares).

As of December 31, 2022 and December 31, 2021, the Company was authorized to issue 100,000,000 shares of common stock and 5,000,000 shares of preferred stock, each with a par value of $0.001 per share. Of the common stock shares authorized, 10,518,539 and 6,910,324 were issued and outstanding at December 31, 2022 and December 31, 2021, respectively. There were no shares subject to repurchase due to remaining vesting requirements. Common stockholders are entitled to dividends as declared by the Board of Directors, subject to rights of holders of all classes of stock outstanding having priority rights as to dividends. There was no preferred stock issued nor outstanding as of December 31, 2022 and December 31, 2021.

Common stockholders are entitled to dividends as declared by the Board of Directors, subject to rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date. The holders of each share of common stock are entitled to one vote. Except for effecting or validating certain specific actions intended to protect the preferred stockholders, the holders of common stock vote together with preferred stockholders and have the right to elect one member of the Company's Board of Directors.

ATM Program

On July 23, 2021, the Company entered into a sales agreement with Jefferies LLC, pursuant to which the Company may sell, from time to time, up to an aggregate sales price of $100,000,000 of its common stock through Jefferies LLC (the "ATM Program"). Our ability to sell securities under the ATM program will be limited until we are no longer subject to the SEC's "baby shelf" limitations.

Pre-Funded Warrants

In April 2022, the Company completed a PIPE financing, which included the issuance of pre-funded warrants to purchase up to 3,206,020 shares of its common stock at a price per pre-funded warrant of $2.359 to the PIPE Investors. The pre-funded warrants provide that the holder will not have the right to exercise any portion of its warrants if such holder, together with its affiliates, would beneficially own in excess of 9.99% of the number of shares of the Company's common stock outstanding immediately after giving effect to such exercise (the "Beneficial Ownership Limitation"); provided, however, that the holder may increase or decrease the Beneficial Ownership Limitation by giving 61 days' notice to the Company, but not to any percentage in excess of 19.99%.

9. STOCK-BASED COMPENSATION

Equity Plans

In 2011, Private Tempest adopted the 2011 Equity Incentive Plan (the "2011 Plan), and in 2017, Private Tempest adopted the 2017 Equity Incentive Plan (the "2017 Plan"), and together with the 2011 Plan, "the Tempest Equity Plans". Upon adoption of the 2017 Plan, the 2011 Plan was terminated.

The Board of Millendo adopted the 2019 Equity Incentive Plan (the "2019 Plan") on April 29, 2019, subject to approval by the Company's stockholders, and became effective with such stockholder approval on June 11, 2019. As a result of the merger, the Tempest Equity Plans were assumed by the Company. The number of shares of the Company's common stock reserved for issuance under the 2019 Plan will automatically increase on January 1st of each year, for a period of 10 years, from January 1, 2020 continuing through January 1, 2029, by 4% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the Board of Directors.

On June 17, 2022, the Company's stockholders approved the Amended and Restated 2019 Equity Incentive Plan (the "A&R 2019 Plan"), which amends and restates the 2019 Plan and will be a successor to, and replacement of, the 2019 Plan. The A&R 2019 Plan had been adopted by the Company's Board of Directors and one of the material changes was to increase the number of shares available for issuance by 1,132,252. The A&R 2019 Plan still includes the annual evergreen provision of automatically increasing on January 1st of each year the number of option shares available for issuance by 4% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding calendar year, or a lesser number of shares as may be determined by the Board of Directors. On January 1, 2023, the common stock reserved for issuance was increased by 420,742 shares.

Both the 2017 Plan and the A&R 2019 Plan allow the Company to grant stock awards to employees, directors and consultants of the Company, including incentive stock options ("ISOs"), nonqualified stock options ("NSOs"), stock appreciation rights, restricted stock awards, restricted stock unit awards and other stock awards. The Company measures employee and non-employee stock-based awards at grant date fair value and records compensation expense on a straight-line basis over the vesting period of the award.

As of December 31, 2022, a total of 1,039,010 shares are available for future grant under the 2017 Plan and A&R 2019 Plan.

Employee Stock Ownership Plan

The Board of Millendo adopted the 2019 Employee Stock Purchase Plan on April 29, 2019, which became effective upon such stockholder approval on June 11, 2019. On June 17, 2022, the Company's stockholders approved the Amended and Restated 2019 Employee Stock Purchase Plan (the "2019 ESPP"). The 2019 ESPP enables employees to purchase shares of the Company's common stock through offerings of rights to purchase the Company's common stock to all eligible employees.

The 2019 ESPP provides that the number of shares of common stock reserved for issuance under the 2019 ESPP will automatically increase on January 1, 2023 and continuing through (and including) January 1, 2029, by the lesser of 1.5% of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year, (ii) 500,000 shares of Common Stock, or (iii) such lesser number of shares of Common Stock as determined by the Board of Directors (which may be zero). On January 1, 2023, the common stock reserved for issuance was increased by 157,778 shares.

As of December 31, 2022, 137,097 shares of common stock remained available for future issuance under the 2019 ESPP. As of December 31, 2022, 6,120 shares of common stock had been issued under the 2019 ESPP during the 12 months ended December 31, 2022.

Stock Options

Options to purchase the Company's common stock may be granted at a price not less than the fair market value in the case of both NSOs and ISOs, except for an options holder who owns more than 10% of the voting power of all classes of stock of the Company, in which case the exercise price shall be no less than 110% of the fair market value per share on the grant date. Stock options granted under the Plans generally vest over four years and expire no later than ten (10) years from the date of grant. Vested options can be exercised at any time.

Prior to the merger, the grant date fair market value of the shares of common stock underlying stock options has historically been determined by the Company's Board of Directors. Up until the merger, there had been no public market for the Company's common stock, and therefore the Board of Directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair market value, which included valuations performed by an independent third-party, important developments in the Company's operations, sales of convertible preferred stock, actual operating results, financial performance, the conditions in the life sciences industry, the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company's common stock.

The following shows the stock option activities for the years ended December 31, 2022 and 2021:

	Total Options Outstanding		Weighted-Average Exercise Price
Balance—December 31, 2020	452,165	$	5.35
Assumed in reverse recapitalization	177,591		179.79
Granted	307,529		16.78
Exercised	(33,127)		4.20
Cancelled and forfeited	(113,521)		115.72
Balance—December 31, 2021	790,637	$	32.82
Granted	909,527		3.34
Exercised	—		—
Cancelled and forfeited	(147,123)		128.79
Balance—December 31, 2022	1,553,041		6.66

The following table summarizes information about stock options outstanding at December 31, 2022:

	Shares	Weighted Average Remaining Contractual Life (In Years)	Weighted Average Exercise Price		Aggregate Intrinsic Value	
Options outstanding	1,553,041	8.57	$	6.66	$	—
Vested and expected to vest	1,553,041	8.57	$	6.66	$	—
Exercisable	473,471	7.54	$	8.65	$	—

During the years ended December 31, 2022 and 2021, the Company granted employees and non-employees stock options to purchase 909,527 and 307,529 shares of common stock with a weighted-average grant date fair value of $2.82 and $16.78 per share, respectively. As of December 31, 2022 and 2021, total unrecognized compensation costs related to unvested employee stock options were $4,012 and $3,341, respectively. These costs are expected to be recognized over a weighted-average period of approximately 2.6 years and 1.4 years, respectively.

The Company estimated the fair value of stock options using the Black-Scholes option pricing valuation model. The fair value of employee stock options is being amortized on the straight-line basis over the requisite service period of the awards. The fair value of employee stock options was estimated using the following assumptions for the years ended December 31, 2022 and 2021:

	2022	2021
Expected term (in years)	5.5 - 6.1	5.7 - 6.1
Expected volatility	109% - 112%	67% - 69%
Risk-free interest rate	1.5% - 3.9%	0.9% - 1.3%
Dividends	—%	—%

Expected Term—The expected term of options granted represents the period of time that the options are expected to be outstanding. Due to the lack of historical exercise history, the expected term of the Company's employee stock options has been determined utilizing the simplified method for awards that qualify as plain-vanilla options.

Expected Volatility—The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as the Company did not have any trading history for the Company's common stock. The Company will continue to analyze the historical stock price volatility and expected term assumption as more historical data for the Company's common stock becomes available.

Risk-Free Interest Rate—The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of the Company's stock options.

Dividends—The Company has not paid any cash dividends on common stock since inception and does not anticipate paying any dividends in the foreseeable future. Consequently, an expected dividend yield of zero was used.

Stock-Based Compensation Expense

The following table summarizes the components of stock-based compensation expense recognized in the Company's consolidated statements of operations for the years ended December 31, 2022 and 2021:

	2022	2021
Research and development	$ 517	$ 303
General and administrative	1,044	802
Total	$ 1,561	$ 1,105

10. INCOME TAXES

There was no provision for income taxes for the years ended December 31, 2022 and 2021, because the Company has incurred losses since inception. At December 31, 2022 and 2021 the Company concluded it was not more likely than not that it would realize its deferred tax assets, and therefore has recorded a full valuation allowance.

For the years ended December 31, 2022 and 2021, income tax provision (benefit) related to continuing operations differ from the amounts computed by applying the statutory income tax rate of 21% to pre-tax loss as follows:

	2022	2021
U.S. federal provision (benefit)		
At statutory rate	$ (7,497)	$ (5,906)
State taxes	(2,733)	(3,887)
Valuation allowance	8,581	9,154
Tax credits	(1,173)	(767)
Stock-based compensation	2,606	1,366
Permanent differences	216	40
Total	$ —	$ —

Significant components of the Company's deferred tax assets at December 31, 2022 and 2022 are shown below.

		2022		2021
Deferred tax assets:				
Net operating losses	$	131,346	$	125,111
Research and development tax credits		18,122		16,670
Amortization		916		1,094
Lease liability		3,504		1,027
Stock based compensation		576		3,784
Other		378		254
Capitalized R&D		4,138		—
Fixed assets		10		—
Total gross deferred tax assets		158,990		147,940
Less: valuation allowance		(155,514)		(146,933)
Total deferred tax assets		3,476		1,007
Deferred tax liability:				
Right-of-use assets		(3,476)		(903)
Fixed assets		—		(104)
Total gross deferred tax liabilities		(3,476)		(1,007)
Net deferred tax assets	$	—	$	—

The deferred tax assets and valuation allowance increased by $8.6 million from December 31, 2021 to December 31, 2022 due primarily to the generation of net operating losses and research and development credits.

As of December 31, 2022, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $466.0 million and $434.4 million, respectively. As of December 31, 2021, the Company has net operating loss carryforwards for federal and state income tax purposes of approximately $452.4 million and $394.1 million, respectively.

The federal and state net operating loss carryforwards begin to expire in 2031 and 2022, respectively, if not utilized. Federal net operating losses of $244.8 million are not subject to expiration.

As of December 31, 2022, the Company has federal and state research and development carryforwards of approximately $11.7 million and $3.6 million, respectively. The Company also has $7.4 million of Orphan Drug Credit. As of December 31, 2021, the Company has federal and state research and development carryforwards of approximately $10.2 million and $3.2 million, respectively. The federal and state credits begin to expire in 2031 and 2029, respectively, if not utilized; $2.5 million of the state credits can be carried forward indefinitely.

Utilization of some of the federal and state net operating loss and credit carryforwards may be subject to annual limitations due to the "change in ownership" provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitations may result in the expiration of net operating losses and credits before utilization. The Company has not performed a Section 382 study as of December 31, 2022. At least $455.8 thousand of legacy Millendo federal net operating losses are expected to expire unused due to prior ownership changes.

The Company has the following activity relating to unrecognized tax benefits as of December 31, 2022 and 2021:

		2022		2021
Beginning balance	$	4,293	$	1,280
Gross increase - tax positions in prior periods		—	$	2,767
Gross decrease - tax positions in prior periods		—		—
Gross increase - tax position in current period		357	$	246
Settlements		—		—
Lapses in statutes of limitations		—		—
Ending balance	$	4,650	$	4,293

As of December 31, 2022 and 2021, none of the unrecognized tax benefits would impact the Company's effective tax rate due to the valuation allowance. The Company does not anticipate the uncertain tax positions will materially change in the next 12 months. The Company's practice is to recognize interest and penalties related to income tax matters in income tax expense. The Company had no accrual for interest and penalties on the accompanying consolidated balance sheets as of December 31, 2022 and 2021, respectively, and has not recognized penalties and interest in the accompanying statements of operations for the years ended December 31, 2022 and 2021, respectively.

The Company is subject to taxation in the United States, California, Massachusetts, and Michigan. The Company's tax years from inception are subject to examination by the IRS and state tax authorities due to the carryforward of unutilized net operating losses and research and development credits.

11. RETIREMENT PLAN

The Company participates in a qualified 401(k) Plan sponsored by its professional service organization. The retirement plan is a defined contribution plan covering eligible employees. Participants may contribute a portion of their annual compensation limited to a maximum annual amount set by the Internal Revenue Service. During the year ended December 31, 2022, the Company contributed $126 to the 401(k) Plan. There was no contribution from the Company for the year ended December 31, 2021.

12. NET LOSS PER SHARE

The following table sets forth the computation of the Company's basic and diluted net loss per share for the years ended December 31, 2022 and 2021 (in thousands, except share and per share amounts):

	2022	2021
Numerator:		
Net loss	$ (35,709)	$ (28,302)
Denominator:		
Weighted-average common shares outstanding	11,548,907	3,799,392
Less: Weighted-average unvested restricted shares and shares subject to repurchase	—	(9,089)
Weighted-average shares used in computing basic and diluted net loss per share	11,548,907	3,790,303
Net loss per share attributable to common stockholders—basic and diluted	$ (3.09)	$ (7.47)

As of December 31, 2022 and 2021, the Company's potentially dilutive securities included unvested stock warrants and stock options, which have been excluded from the computation of diluted net loss per share attributable to common stockholders as the effect would be anti-dilutive. The issuance of pre-funded warrants have been included in the computation of basic and diluted net loss per share attributable to common stockholders. Based on the amounts outstanding as of December 31, 2022 and 2021, the Company excluded the following potential common shares from the computation of diluted net loss per share attributable to common stockholders because including them would have had an anti-dilutive effect:

	2022	2021
Options to purchase common stock	1,553,041	790,637
Common stock warrants	6,036	6,036
	1,559,077	796,673

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer (principal executive officer) and Vice-President, Strategy and Finance (principal financial officer), evaluated the effectiveness of our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) or 15d-15(e)) as required by paragraph (b) of Exchange Act Rules 13a-15 or 15d-15, as of December 31, 2022. Based on the evaluation of our disclosure controls and procedures as of December 31, 2022, our Chief Executive Officer and Vice-President, Strategy and Finance concluded that, as of such date, our disclosure controls and procedures were effective.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d (f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework (2013). Based on that assessment, our management concluded that, as of December 31, 2022, our internal control over financial reporting was effective.

Previously Reported Material Weakness and Remediation

In preparing the financial statements as of and for the year ended December 31, 2020, our management identified material weaknesses in its internal control over financial reporting. The material weaknesses identified were as follows:

(i)   There was a material weakness in our internal control environment over financial reporting as a result of insufficient resources with appropriate knowledge and expertise to design, implement, document and operate effective internal controls over financial reporting.

(ii)   There was a material weakness in our internal control activities due to a failure in design and implementation of controls to review clinical trial expenses, including the evaluation of the terms of clinical trial contracts. Specifically, we failed to properly review and evaluate progress of expense incurred in clinical trial contracts which resulted in the inaccurate actual of its clinical trial expenses.

Management completed the remediation of the previously identified material weaknesses described above during the year ended December 31, 2022. Remedial actions include adjustments to the methodology used to reflect clinical trial expenses in our financial statements. In addition, management also (i) hired additional accounting personnel with appropriate experience, certification, education and training to help design, implement, document and operate effective internal controls over financial reporting; and (ii) with the assistance of such personnel, finalized our internal control design and implemented management review controls to review clinical trial expenses and the completeness of our reserves based on the status of clinical development and the progress of expense incurred.

Attestation Report of the Registered Public Accounting Firm.

We are a smaller reporting company, and therefore our independent registered public accounting firm has not issued a report on the effectiveness of internal control over financial reporting.

Changes in Internal Control over Financial Reporting

Other than remediation measures discussed above, there were no changes in internal control over financial reporting during the quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information About Our Directors

Information regarding our Directors required by this item will be contained in our 2023 Proxy Statement under the caption "Information Regarding Director Nominees and Continuing Directors," and is hereby incorporated by reference.

Information About Our Executive Officers

Information regarding our Executive Officers required by this item will be contained in our 2023 Proxy Statement under the caption "Executive Officers," and is hereby incorporated by reference.

Identification of Audit Committee and Financial Experts

Information regarding our Audit Committee and Financial Experts required by this item will be contained in our 2023 Proxy Statement under the caption "Information Regarding the Board of Directors and Corporate Governance—Audit Committee," and is hereby incorporated by reference.

Material Changes to Procedures for Recommending Directors

Information regarding our Procedures for Recommending Directors required by this item will be contained in our 2023 Proxy Statement under the caption "Information Regarding the Board of Directors and Corporate Governance—Nominating and Corporate Governance Committee," and is hereby incorporated by reference.

Code of Business Conduct and Ethics

Information regarding our Code of Business Conduct and Ethics (the "Code of Conduct") required by this item will be contained in our 2023 Proxy Statement under the caption "Information Regarding the Board of Directors and Corporate Governance—Code of Ethics," and is hereby incorporated by reference. If we make any substantive amendments to the Code of Conduct or grant any waiver from a provision of the Code of Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on its website. The full text of our Code of Conduct is available at the investors section of our website at *www.tempesttx.com*. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this Annual Report.

Delinquent Section 16(a) Reports

Information regarding compliance with Section 16(a) of the Exchange Act required by this item will be contained in our 2023 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management—Delinquent Section 16(A) Reports," if any, and is hereby incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding our Executive Compensation required by this item will be contained in our 2023 Proxy Statement under the caption "Executive and Director Compensation," and is hereby incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Ownership of Securities

Information regarding our Ownership of Securities required by this item will be contained in our 2023 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management," and is hereby incorporated by reference.

Equity Compensation Plan Information

Information regarding our Equity Compensation Plan required by this item will be contained in our 2023 Proxy Statement under the caption "Equity Compensation Plan Information," and is hereby incorporated by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding Related Transactions and Director Independence required by this item will be contained in our 2023 Proxy Statement under the caption "Transactions with Related Persons and Indemnification," and "Information Regarding the Board of Directors and Corporate Governance – Independence of the Board of Directors," and is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information regarding Accounting Fees and Services required by this item will be contained in our 2023 Proxy Statement in Proposal 3 under the captions "—Principal Accountant Fees and Services" and "—Pre-Approval Policies and Procedures," and is hereby incorporated by reference.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

We have filed the following documents as part of this Annual Report:

(a)(1)   Financial Statements

The financial statements are included in Item 8. "Financial Statements and Supplementary Data."

(a)(2)   Financial Statement Schedules

All schedules are omitted as information required is inapplicable or the information is presented in the financial statements and the related notes.

(a)(3)   Exhibits

		Incorporation by Reference				
Exhibit Number	Description of Exhibit	Form	File Number	Exhibit	Filing Date	Filed or Furnished Herewith
2.1*	Agreement and Plan of Merger, dated as of March 29, 2021, by and among Tempest Therapeutics, Inc., Mars Merger Corp. and Tempest Therapeutics, Inc.	8-K	001-35890	2.1	3/29/2021	
3.1	Restated Certificate of Incorporation of the Registrant, as amended	10-Q	001-35890	3.1	5/15/2019	
3.2	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on June 24, 2021	8-K	001-35890	3.1	6/28/2021	
3.3	Certificate of Amendment to the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on June 25, 2021	8-K	001-35890	3.2	6/28/2021	
3.4	Amended and Restated Bylaws of the Registrant	8-K	001-35890	3.1	9/24/2021	
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	10-K/A	001-35890	4.1	4/1/2022	
4.2	Form of Tempest Therapeutics, Inc. Warrant to Purchase Stock	S-4/A	333-255198	4.2	5/4/2021	
4.3	Form of Pre-Funded Warrant	8-K	001-35890	4.1	5/2/2022	
10.1+	2011 Equity Incentive Plan	S-8	333-257727	10.2	7/7/2021	
10.2+	2017 Equity Incentive Plan	S-8	333-257727	10.1	7/7/2021	
10.3+	Form of Stock Option Agreement under the 2017 Equity Incentive Plan	10-K	001-35890	10.3	3/29/2022	
10.13+	Amended and Restated 2019 Equity Incentive Plan	8-K	001-35890	10.1	6/21/2022	
10.14+	Form of Option Grant Package under 2019 Equity Incentive Plan	10-Q	001-35890	10.7	8/12/2019	
10.15+	Form of RSU Grant Package under 2019 Equity Incentive Plan	10-Q	001-35890	10.8	8/12/2019	
10.16+	Form of Stock Option Agreement under the Sub Plan for French Residents under 2019 Equity Incentive Plan	10-K	001-35890	10.16	3/11/2020	
10.17+	Form of Inducement Nonqualified Stock Option Agreement subject to the terms of the 2019 Equity Incentive Plan	10-K	001-35890	10.17	3/11/2020	
10.18+	Amended and Restated 2019 Employee Stock Purchase Plan	8-K	001-35890	10.2	6/21/2022	
10.19	Loan and Security Agreement, dated January 15, 2021, by and among Oxford Finance LLC, the Lenders party thereto, and Tempest	S-4/A	333-255198	10.3	5/4/2021	
10.20+	Form of Indemnification Agreement	8-K	001-35890	10.1	7/07/2021	
10.21+	Employment Agreement, dated July 7, 2021, by and between the Company and Stephen Brady	8-K	001-35890	10.2	7/07/2021	
10.22+	Employment Agreement, dated July 7, 2021, by and between the Company and Thomas Dubensky, Ph.D.	8-K	001-35890	10.3	7/07/2021	

10.23+	Employment Agreement, dated July 7, 2021, by and between the Company and Samuel Whiting, M.D., Ph.D.	8-K	001-35890	10.4	7/07/2021	
10.24	Lease Agreement, dated January 24, 2022, by and between HCP Life Science REIT, Inc. and Tempest Therapeutics, Inc.					X
10.25	Securities Purchase Agreement, dated April 26, 22, by and among Tempest Therapeutics, Inc. and the persons party thereto	8-K	001-35890	10.1	5/2/2022	
10.26	Registration Rights Agreement, dated April 26, 22, by and among Tempest Therapeutics, Inc. and the persons party thereto	8-K	001-35890	10.2	5/2/2022	
10.27	First Amendment to Loan and Security Agreement, dated December 23, 2022, by and among Oxford Finance LLC, Tempest Therapeutics, Inc., Tempest TX, Inc. and Millendo Therapeutics US, Inc.	8-K	001-35890	10.1	12/29/2022	
21.1	Subsidiaries of the Registrant	10-K/A	001-35890	21.1	4/1/2022	
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm					X
24.1	Power of Attorney (included on signature page)					X
31.1	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002					X
31.2	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as adopted pursuant to section 302 of the Sarbanes-Oxley Act of 2002					X
32.1^	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Rules 13a-14(b) and 15d-14(b) promulgated under the Securities Exchange Act of 1934 and 18 U.S.C. Section 1350, as adopted pursuant to section 906 of The Sarbanes-Oxley Act of 2002					X
101.INS	Inline XBRL Instance Document					X
101.SCH	Inline XBRL Taxonomy Extension Schema Document					X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					X
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					X
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension contained in Exhibit 101).					

---

* Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC.

+ Indicates management contract or compensatory plan.

^ These certifications are being furnished solely to accompany this Annual Report pursuant to 18 U.S.C. Section 1350, and are not being filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and are not to be incorporated by reference into any filing of the Registrant, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

ITEM 16. FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMPEST THERAPEUTICS, INC.

By: /s/ Stephen Brady
Stephen Brady
Chief Executive Officer (Principal Executive Officer)

By: /s/ Nicholas Maestas
Nicholas Maestas
Vice-President, Strategy and Finance (Principal Financial Officer)

Date: March 22, 2023

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Stephen Brady and Nicolas Maestas, jointly and severally, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Annual Report on Form 10-K of Tempest Therapeutics, Inc., and any or all amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Stephen Brady Stephen Brady	Chief Executive Officer and Director *(Principal Executive Officer)*	March 22, 2023
/s/ Nicholas Maestas Nicholas Maestas	Vice President, Strategy and Finance and Secretary *(Principal Financial Officer)*	March 22, 2023
/s/ Justin Trojanowski Justin Trojanowski	Corporate Controller, Treasurer *(Principal Accounting Officer)*	March 22, 2023
/s/ Michael Raab Michael Raab	Chairman of the Board of Directors	March 22, 2023
/s/ Thomas Dubensky Thomas Dubensky, Ph.D.	President and Director	March 22, 2023
/s/ Geoff Nichol Geoff Nichol, M.B., Ch.B., M.B.A.	Director	March 22, 2023
/s/ Christine Pellizzari Christine Pellizzari	Director	March 22, 2023
/s/ Ronit Simantov Ronit Simantov, M.D.	Director	March 22, 2023
/s/ Thomas Woiwode Thomas Woiwode, Ph.D.	Director	March 22, 2023

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EXECUTIVE OFFICERS

Stephen Brady
Chief Executive Officer

Thomas Dubensky, Ph.D.
President

Samuel Whiting, M.D., Ph.D.
Executive Vice President and Chief Medical Officer

Nicholas Maestas
Vice President, Strategy and Finance and Corporate Secretary

BOARD OF DIRECTORS

Michael Raab
Chairman of the Board
Chief Executive Officer
Ardelyx

Stephen Brady
Chief Executive Officer
Tempest Therapeutics

Thomas Dubensky, Ph.D.
President
Tempest Therapeutics

Geoff Nichol, M.B., Ch.B., M.B.A.
Former Chief Medical Officer and Senior Advisor
BioMarin

Christine Pellizzari
Chief Legal and Human Resources Officer
Science 37

Ronit Simantov
Chief Medical Officer
Gamida Cell

Tom Woiwode, Ph.D.
Managing Director
Versant Ventures

LISTING

Our common stock is listed on Nasdaq under the ticker symbols "TPST."

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services
33 N. LaSalle St, Suite 1100
Chicago, IL 60602
www.computershare.com
webqueries@computershare.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, New York, NY

LEGAL COUNSEL

Cooley LLP, Palo Alto, CA

ANNUAL MEETING

June 15, 2023, at 1:00 p.m. Pacific Time

Online at:
www.virtualshareholdermeeting.com/TPST2023

FORM 10-K

A copy of our Form 10-K filed with the SEC will be made available to all stockholders at no charge.

The Form 10-K also can be accessed through the SEC website at **www.sec.gov**, or through our Investor website at **ir.tempesttx.com**

To receive a copy by mail please contact:

> **Investor Relations**
> Tempest Therapeutics, Inc.
> 2000 Sierra Point Parkway, Suite 400
> Brisbane, CA 94005
> **cc@tempesttx.com**